FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press release dated November 2, 2011, “CN’s 2011 Investor Fact Book available today”.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: November 2, 2011	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel

Item 1

North America’s Railroad

NEWS RELEASE

CN’s 2011 Investor Fact Book available today

MONTREAL, Nov. 2, 2011 — CN (TSX: CNR)(NYSE: CNI) announced today that its 2011 Investor Fact Book is available in the Investor section of the company’s website, www.cn.ca/investors.

The fact book is a comprehensive source of information about CN, its freight franchise and business model. It profiles the company’s North American freight network and operations, commodity groups, financial performance and strategic outlook in a concise, readable format.

Requests for printed copies of the fact book should be forwarded by email to investor.relations@cn.ca.

CN – Canadian National Railway Company and its operating railway subsidiaries –spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:
Media	Investors
Mark Hallman	Robert Noorigian
Director, Communications & Public Affairs	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND CANADIAN SECURITIES LAWS.

As used herein, the word “Company” or “CN” means, as the context requires, Canadian National Railway Company and/or its subsidiaries.

Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). The financial information contained in this Fact Book should be read in conjunction with the Company’s annual and interim Consolidated Financial Statements, Notes thereto and Management’s Discussion and Analysis.

This document contains forward-looking statements. The Company cautions that, by their nature, forward-looking statements involve risk, uncertainties and assumptions. Implicit in these statements, particularly in respect of long-term growth opportunities, is the Company’s assumption that such growth opportunities are less affected by the current situation in the North American and global economies. The Company cautions that its assumptions may not materialize and that the current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. The Company cautions that its results could differ materially from those expressed or implied in such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the effects of adverse general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labour negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in the Company’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on the Company’s Web site, for a summary of major risks.

The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable Canadian securities laws. In the event the Company does update any forward-looking statement, no inference should be made that the Company will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

The Company’s objective is to provide meaningful and relevant information reflecting its financial condition, results of operations and operational performance. The Company makes reference to non-GAAP measures in this document that do not have any standardized meaning prescribed by U.S. GAAP and are, therefore, not necessarily comparable to similar measures presented by other companies and, as such, should not be considered in isolation. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per-share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of the specified items in the adjusted measures does not, however, imply that such items are necessarily non-recurring. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as the sum of net cash provided by operating activities, adjusted for changes in the accounts receivable securitization program, if any, and in cash and cash equivalents resulting from foreign exchange fluctuations; and net cash used in investing activities, adjusted for changes in restricted cash and cash equivalents, if any, for the impact of major acquisitions, if any, and the payment of dividends. In addition, the Company believes that adjusted debt-to-total capitalization is a useful credit measure that aims to show the true leverage of the Company. Similarly, adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) is another useful credit measure because it reflects the Company’s ability to service its debt. The Company excludes Other income in the calculation of EBITDA. A reconciliation of this document’s various non-GAAP measures to their comparable U.S. GAAP measures is provided in Appendix B.

In addition, certain statistical data are based on estimated data available at such time and are subject to change as more complete information becomes available.

TABLE OF CONTENTS

OVERVIEW		SUSTAINABILITY
3	Letter from the President	95	Environment
6	Financial & statistical highlights	98	Safety
8	Company profile	102	Regulation
10	A remarkable transformation
	journey	OTHER INVESTOR FOCUS
14	Precision Railroading at the core	107	Managing energy cost
18	A great geographic franchise	110	Capital expenditures
19	A great supply-chain product	114	Technology initiatives
20	People	120	CN Pension Plan
24	Customer first initiatives	126	Financial management
26	Supply-chain collaboration	130	Corporate governance
28	Density map	133	Executive profiles

MARKETS		APPENDICES
31	CN’s business units	137	Financial & statistical data
32	West Coast gateway strategy	150	Glossary
34	East Coast gateway strategy	154	Shareholder & investor
35	Gulf Coast gateway strategy		contact information
36	Intermodal
44	Grain & fertilizers
54	Coal
64	Forest products
72	Automotive
78	Petroleum & chemicals
86	Metals & minerals

TICKER SYMBOLS

CNR Toronto Stock Exchange
CNI New York Stock Exchange

WEB SITE INFORMATION

For the most up-to-date information on CN, we invite you to regularly visit www.cn.ca

In the Investors section, you will find a variety of informative documents, including annual reports, proxy statements, quarterly earnings, press releases, company presentations and weekly metrics.

OVERVIEW

Letter from the President
Financial & statistical highlights
Company profile
A remarkable transformation journey
Precision Railroading at the core
A great geographic franchise
A great supply-chain product
People
Customer first initiatives
Supply-chain collaboration
Density map

LETTER FROM THE PRESIDENT

Welcome to the 2011 edition of the CN Investor Fact Book, a comprehensive information source that explains CN’s unique business model, its franchise and book of business. It also lays out CN’s financial performance and plans for the future.

The year 2010 was my first as CN’s President and Chief Executive Officer, and marked the 15th anniversary of the Company’s privatization. I inherited a legacy of excellence from predecessors Paul M. Tellier and E. Hunter Harrison, who guided CN through a remarkable journey of change. That change started with the IPO and, driven by a determination to challenge accepted wisdom and demand ever-greater gains in service quality and efficiency, made CN the industry leader it is today.

My goal is to protect that legacy and guide our outstanding team of railroaders to take our Precision Railroading model to the next level. That means delivering on an agenda of service excellence that connects with our customers through a focus on end-to-end service and supply-chain collaboration while maintaining our goal of operational excellence through the pursuit of innovation and productivity.

OPERATIONAL AND SERVICE EXCELLENCE

Our agenda of operational and service excellence is built on the need to meet customer requirements and to do so safely and efficiently. We have established a solid track record in this regard, one which has continued since publication of the last edition of the Investor Fact Book in 2009. In early 2010, for example, we introduced our innovative Scheduled Grain Service that offers predictable service to export-grain supply-chain participants. We signed service agreements with all major ports and intermodal terminal operators throughout Canada with the goal of minimizing dwell times at the ports. We also adopted a new supply-chain focus for the movement of western Canadian coal to monitor daily performance from mine to ship.

This year, we rolled out a Scheduled Potash Service which is focused on the end-to-end management of the supply chain in collaboration with customers. Seven-day-a-week agreements have been signed with terminals handling wood

LETTER FROM THE PRESIDENT

pulp on the West Coast, which will result in improvements in supply-chain efficiencies from B.C. pulp mills to global markets. We have also continued to enhance our first-mile/last-mile capabilities by changing the order system and measuring our performance in terms of order fulfillment in a way that responds more closely to customer needs.

We are pursuing a range of productivity initiatives that will also improve service quality. Focus on network speed, car velocity, train efficiency and safety will help the Company accommodate volume growth at low incremental cost and reliably.

Among our planned productivity improvements is the increased deployment of distributed power (DP) technology across our locomotive fleet. With distributed power, a locomotive can be placed in the middle of a freight train and be remotely controlled from the lead locomotive. DP improves fuel efficiency, train handling and safety; allows us to run longer, more efficient trains that leverage our long-siding investments; improves our asset and manpower utilization; and helps us to deliver better customer service.

The Company has developed a Fuel Management Excellence (FMX) program to reduce fuel consumption with new technologies and tools which will help our customers save on transportation costs. CN also continues to invest in more extended sidings across the network to improve system velocity and fluidity.

In the U.S., key priorities include work on the reconstruction of Kirk Yard in Gary, Ind., the consolidation of classification yards in Chicago, and construction of new rail connections as part of CN’s integration of the Elgin, Joliet and Eastern Railway Company (EJ&E). The EJ&E ties together our five lines in Chicago for the first time and will allow us to route traffic away from rail congestion in that city’s core.

TAKING ADVANTAGE OF GROWTH OPPORTUNITIES

Our focus on growth, as always, means we will want to fully take advantage of economic conditions in North America and throughout the world. We see continued growth opportunities in intermodal container markets; and also in offshore exports of bulk products such as potash and coal, or industrial products such as lumber and wood pulp. We also see growth potential in North American markets, from metal products and iron ore to the auto industry and eventually the housing market.

Our ultimate goal is to grow beyond what economic conditions will provide. With a clear strategic agenda, driven by a commitment to innovation, productivity, increased supply-chain collaboration, and running our trains safely with minimal environmental impact, we are confident we can continue to create value for our customers and our shareholders.

The Company plays an important role in the economic infrastructure and contributes to the prosperity of consumers and producers across North America. CN is part of the solution for customers in all business segments, through innovation, productivity and the pursuit of excellence.

/s/ Claude Mongeau
Claude Mongeau
President and CEO

FINANCIAL & STATISTICAL HIGHLIGHTS

FINANCIAL HIGHLIGHTS

unaudited

In millions, except per share data, or unless otherwise indicated
	2008	2009	2010	2010H1	2011H1
Financial results
Revenues	$8,482	$7,367	$8,297	$4,058	$4,344
Operating income	$2,894	$2,406	$3,024	$1,416	$1,519
Net income	$1,895	$1,854	$2,104	$1,045	$1,206
Adjusted net income (1,5)	$1,778	$1,533	$1,973	$914	$992
Diluted earnings per share	$3.95	$3.92	$4.48	$2.21	$2.63
Adjusted diluted earnings per share (1,5)	$3.71	$3.24	$4.20	$1.93	$2.16
Weighted-average number of shares diluted (millions)	480.0	473.5	470.1	473.7	459.4

Financial ratios
Operating ratio	65.9%	67.3%	63.6%	65.1%	65.0%
Debt-to-total capitalization (2)	42.8%	36.5%	35.0%	36.0%	34.2%
Adjusted debt-to-total capitalization (2,3,5)	45.2%	38.5%	36.8%	37.9%	36.1%
Adjusted debt-to-adjusted EBITDA (2,3,4,5)	2.4 times	2.2 times	1.7 times	2.0 times	1.6 times

Other information
Dividend per share	$0.92	$1.01	$1.08	$0.54	$0.65
Net capital expenditures	$1,424	$1,402	$1,586	$435	$597
Free cash flow (5)	$794	$790	$1,122	$958	$823
(1)	Adjusted to exclude items affecting the comparability of results.
(2)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt and short-term debt, divided by the sum of total debt plus total shareholders’ equity.
(3)	Debt adjusted to include the present value of operating lease commitments plus securitization financing.
(4)	Earnings before interest, income taxes, depreciation and amortization (EBITDA), and adjusted to exclude Other income and the deemed interest on operating leases.
(5)	See Appendix B for a reconciliation of non-GAAP measures.

STATISTICAL HIGHLIGHTS(1)

unaudited
	2008	2009	2010	2010H1	2011H1
Statistical operating data
Gross ton miles (GTM) (millions)	339,854	304,690	341,219	169,119	176,282
Revenue ton miles (RTM) (millions)	177,951	159,862	179,232	88,656	92,836
Carloads (thousands)	4,615	3,991	4,696	2,290	2,380
Route miles (includes Canada and the U.S.) (2)	21,000	21,100	20,600	20,900	20,500
Employees (end of period)	22,227	21,501	22,279	22,127	23,315
Employees (average for the period)	22,695	21,793	21,967	21,750	22,682

Productivity
GTMs per route mile	16.2	14.4	16.6	8.1	8.6
Rail freight revenue per RTM (cents)	4.29	4.15	4.14	4.10	4.22
Rail freight revenue per carload ($)	1,656	1,662	1,579	1,587	1,647
Operating expenses per GTM (cents)	1.64	1.63	1.55	1.56	1.60
GTMs per average number of employees (thousands)	14,975	13,981	15,533	7,776	7,772
Diesel fuel consumed (U.S. gallons in millions)	380.5	327.3	355.7	178.6	184.2
Average fuel price ($/U.S. gallon)	3.53	2.28	2.64	2.58	3.31
GTMs per U.S. gallon of fuel consumed	893	931	959	947	957

Rolling stock (3)
Diesel locomotives	1,820	1,817	1,839	1,813	1,865
Freight cars	79,212	73,613	70,236	72,730	69,528
(1)	Includes data relating to companies acquired as of the date of acquisition.
(2)	Rounded to the nearest hundred miles.
(3)	Owned and leased at end of period.

Certain of the 2010, 2009 and 2008 comparative figures have been restated to conform with the 2011 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

COMPANY PROFILE

CN is engaged in the rail and related transportation business. CN’s network of 20,500 route miles of track spans Canda and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s extensive network, marketing alliances and interline agreements, provide the Company’s customers with access to all three North American Free Trade Agreement (NAFTA) nations.

CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better positions the Company to face economic fluctuations and enhances its potential for growth opportunities.

In 2010, no individual commodity group accounted for more than 19  per cent of revenues. From a geographic standpoint, 19 per cent of revenues came from U.S. domestic traffic, 28 per cent from transborder traffic, 22 per cent from Canadian domestic traffic, and 31 per cent from overseas traffic.

The Company is the originating rail carrier for approximately 85 per cent of all traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

CN’s focus is on running a safe, reliable and efficient railroad. While remaining at the forefront of the rail industry, CN’s goal is to be internationally regarded as one of the best-performing transportation companies.

CN’s business model is anchored on five core principles: providing quality service, controlling costs, focusing on asset utilization, committing to safety, and developing its people.

The Company’s commitment is to create value for its customers by providing quality and cost-effective service; and for its shareholders by striving for sustainable financial performance through profitable growth, adequate free cash flow and a high return on investment.

In support of this commitment, CN continues to focus on growth at low incremental cost through quality service and deeper customer engagement. This sustainable, profitable growth is driven by disciplined execution and solid capital investments.

In 2010, CN benefited from a recovery in many markets, reflecting a strengthening global economy, an increase in North American industrial production, a turnaround in automotive production and a modest improvement in housing and related segments, as well as share gains in several markets. The Company’s drive to continuously improve its operational and service excellence enabled it to obtain the best carload growth in the industry. At the same time, CN maintained or improved all of its core operating metrics.

CN remains prepared for, and will continue to pursue, a wide variety of growth opportunities. Such opportunities can be found across all market segments. The Company also continuously seeks to generate productivity, reduce costs and leverage assets. Opportunities to improve productivity extend across all functions of the organization.

CN’s efforts to increase velocity, asset utilization and reliability through the execution of its Precision Railroading concept are ongoing and are based on the need for continuous improvement. Through innovation, CN improves its products, its ability to sell them, and its capability to create value for all stakeholders.

CN COMMERCIALIZATION ACT

The Company was privatized in 1995. The privatization transformed CN from a Crown corporation into an investor-owned company. As required by the CN Commercialization Act, there is a 15 per cent limit on ownership of the Company’s common shares by any holder alone or together with associates.

A REMARKABLE TRANSFORMATION JOURNEY

November 17, 2010 marked the 15th anniversary of CN’s initial public offering of shares (IPO) in 1995. This is one of the most profound transformations in Canadian business history. CN’s accomplishments since privatization have been nothing short of remarkable.

A number of major changes have characterized the way CN has come to be defined. The first transformed CN from what was a money-losing Crown corporation to a leader in the railway industry. Today, CN is the most profitable railway in North America. The Company is recognized as a world-class leader in the way it operates its business and serves its customers.

The second large-scale change saw CN’s transformation from a business focused primarily on Canada to a full-fledged North American railway – serving customers across North America and beyond. Very soon after the IPO, CN made its bold acquisition of Illinois Central (IC), which provided a powerful extension to CN’s east-to-west network in Canada. Illinois Central has proven to be a great network fit, and much more. It brought Hunter Harrison and the IC management team to CN. Several other railroads were added and integrated flawlessly into the system, including most recently the Elgin, Joliet & Eastern Railway Company (EJ&E) in 2009.

Another major transformation over the past 15  years has been in CN’s ability to create value for its shareholders. In late November 1995, CN’s market capitalization was $2.2 billion; 15 years later, in late November 2010, it averaged over $30 billion. Over this past decade and a half, the total compound rate of return to shareholders, including dividends, has been 21 per cent per year.

CN’s journey to date has been characterized by: the expansion of its footprint, allowing the Company to provide seamless service; the pursuit of operational and service excellence through the Precision Railroading model; relentless innovation; an unwavering commitment to safety; and solid returns to shareholders.

CN took a giant leap forward 15 years ago, and thanks to the passion, pride, teamwork and accountability of CN railroaders, the Company has much to look forward to.

OVERVIEW

CN'S STOCK PERFORMANCE

November 1995 = 100

2,500
2,000
1,500
1,000
500
0
Nov 1995
Nov 1998
Nov 2001
Nov 2004
Nov 2007
Nov 2009
Sept2011
CNI
CNR
S&P500
S&PTSX
S&PRail

8910

A REMARKABLE TRANSFORMATION JOURNEY

REWARDKING SHAREHOLDERS

DIVIDENDS1

The Company’s dividend policy is based on overall financial performance and cash flow generation. Decisions on dividend payout are made on an annual and quarterly basis by the Company’s Board of Directors.

CN’s current dividend policy pays a quarterly dividend of 32.50 cents ($0.3250) per common share. Since the Company’s IPO in 1995, there have been 15 consecutive increases in CN’s cash dividend.

SHARE REPURCHASE

The Company’s share-buyback program, subject to Board approval, is pursuant to a normal course Issuer bid, at prevailing market prices or such other prices, as may be permitted by the Toronto Stock Exchange. In January 2010, the Company approved a new share-buyback program, having halted the last program in the third quarter of 2008 in light of the global economic crisis. During 2010, the Company repurchased 15.0 million shares for an amount of $913 million at a weighted average price per share of $60.86. In January 2011, the Company’s Board of Directors approved a new share-buyback program which allows for the repurchase of up to 16.5 million common shares to the end of December 2011, pursuant to a normal course issuer bid. Under such program, the Company repurchased 10.5 million shares during the first half of 2011 for $747 million at a weighted-average price of $71.18 per share.

Since the first program began in January 2000 up to June 30, 2011, CN has repurchased 226.6 million shares through normal course issuer bids at an estimated weighted average price of $38.96, for a total cash expense of $8,829 million.

STOCK SPLIT

In order to ensure greater accessibility of CN shares to individual investors, and to increase the liquidity of shares, CN has split its stock on three occasions since its November 1995 IPO.

1.	For Canadian and U.S. tax information regarding CN dividends, please consult www.cn.ca/investors

CN STOCK SPLITS

Record date	Pay date	Split ratio

September 23, 1999	September 27, 1999	2 for 1

February 23, 2004	February 27, 2004	3 for 2

February 22, 2006	February 28, 2006	2 for 1

MAJOR ACQUISITIONS SINCE IPO

November 1995	Privatization of CN
76.2 million shares offered
Canadian government received $2.2 billion
from the privatization

July 1999	Illinois Central (IC)
Price	US$2.4 billion (C$3.4 billion)
Route miles	2,600 in the U.S.
Employees	3,600 in the U.S.

October 2001	Wisconsin Central (WC)
Price	US$833 million (C$1.3 billion)
Route miles	2,850 in the U.S.
Employees	2,200 in the U.S.

May 2004	Great Lakes Transportation (GLT)
Price	US$380 million (C$547 million)
Route miles	392 in the U.S.
Employees	800 in the U.S.

July 2004	B.C. Rail
Price	C$991 million
Route miles	1,300 in Canada
Employees	1,380 in Canada

January 2009	Elgin, Joliet and Eastern (EJ&E)
Price	US$300 million (C$373 million)
Route miles	198 in the U.S.
Employees	700 in the U.S.

PRECISION RAILROADING AT THE CORE

CN’s Precision Railroading model is the foundation of the Company’s industry-leading performance. Precision Railroading is an evolutionary concept that CN pioneered in the North American railroad industry in 1998. Under the plan, CN runs regularly scheduled trains that leave at predetermined times. Each car and container has a specific trip plan that fits into the design of the train schedule.

Precision Railroading focuses on what matters most to the customer – the box or the carload and the customer’s shipment, rather than the train itself. That same focus also exerts a strong influence on the development –and continuous improvement – of every CN process that affects delivery. As a result, the discipline to make things run like clockwork permeates the entire CN organization.

The best way to create value for shareholders is to create value for customers. For CN’s customers, Precision Railroading enables better service, reduced inventory and capital requirements, reduced need for private fleets, and better cost competitiveness.

For CN, the quality of service afforded by Precision Railroading supports market share gains, revenue growth and an industry-low operating ratio. With Precision Railroading, CN is more competitive and more reliable – with better cost control and improved asset utilization, on the network and in the yards, on the trains, in the shops and on the tracks.

The challenge is to take CN to the next level of Precision Railroading, which requires constantly refining and improving all the interlocking activities that result in delivering for customers. This includes a wide range of initiatives designed to improve the productivity of the Company’s assets and the quality of service, through innovative thinking and CN’s nose-to-the-grindstone approach to the business.

FULL PIPELINE OF INITIATIVES

Precision Railroading has been perfected over the last 12 years, allowing CN to grow the business with solid service at low incremental cost. The Company continues to maintain a stream of initiatives to take Precision Railroading to the next level.

For example, CN is always focused on train productivity. Thanks to significant investments in siding capacity and signal and communications technology, amounting to $600 million since 2000, CN is able to operate with longer trains, safely and effectively. More recently, the use of distributed power (DP) has been providing a boost in the use of longer sidings, especially in cold winter conditions. DP enables CN to run 10,000-foot trains instead of two shorter trains – with all the productivity benefits that ensue. Approximately 50 per cent of CN’s high-horsepower locomotives are expected to be DP-equipped by early 2012.

CN continues to focus on the fluidity and speed of its network. Extension of the Precision Railroading mindset has led to the implementation of SmartYard, which takes information from the SRS (Service Reliability Strategy) system and provides the best sequence for processing cars, and continuously adjusts the data for changing yard-inventory conditions, thus reducing yard dwell time and increasing train speed. The same mindset and discipline are used to guide the scheduling of work blocks under Precision Engineering which takes large volumes of complex asset and inspection information as well as regulatory compliance rules, and provides a GPS-enabled interface for planning and reporting defects, inspections and maintenance work.

The Company is also driving improvements through the reconfiguration of its yards and terminals. This includes a major expansion at Kirk Yard in Gary, Ind.; the relocation of yard activities from Markham, Ill.; and capacity additions at the adjacent Intermodal terminal in Harvey, Ill. Combined with a dynamic ongoing review of train-design requirements in the face of changing market and operating conditions, all these efforts reinforce CN’s commitment to a fluid network and reliable customer service.

Reliable end-to-end service is at the heart of the Company’s supply-chain collaboration efforts. In a move to promote transparency and teamwork across the various components of its Intermodal supply chain, CN has entered into agreements with all major ports and terminal operators across Canada, based on the daily monitoring of key performance indicators against specific targets –mutually agreed to by all parties. CN’s supply-chain thrust also extends to bulk and merchandise customers, for example in Coal (mine-to-ship) and in Forest products (seven-day loading).

To improve end-to-end customer service while maintaining industry-leading cost control and asset utilization, CN has sharpened its focus on first-mile/last-mile activities. In particular, a new car-order system has been implemented and new and more stringent car-order fulfillment targets have been set with a number of customers across the business. With the relief from adverse winter and flood-related conditions of the first half of 2011, the disciplined pursuit of such targets should enable CN to improve car velocity, speed and other operating metrics.

Precision Railroading is at the core of all CN service and productivity gains, including those related to fuel, a key expense category. In this regard, CN is making significant strides in improving the fuel efficiency of its freight train operations, through new technology applications to existing locomotives, enhanced analytic abilities, employee training, and other initiatives. The acquisition of new locomotives is also a major factor in the pursuit of fuel efficiency. Since 2005, CN has acquired more than 300 of these new, more fuel-efficient units, which require 15 to 20 per cent less fuel per gross ton mile. As such, they help reduce greenhouse gas emissions in the movement of traffic, which is of increasing interest to a number of customers and shareholders. These new locomotives also contribute to network reliability and cost efficiency.

CONTINUOUS IMPROVEMENT – MEASUREMENT IS KEY

Precision Railroading demands discipline to execute the relentless measurement of results, and the use of these results to generate further improvements. Timely access to reliable operating data is essential.

PRECISION RAILROADING AT THE CORE

KEY OPERATING METRICS

Car velocity measures the average miles per day travelled by loaded and empty active cars on line, including system, foreign and private cars – providing a gauge of network fluidity and efficiency.

Cars per yard switching hour measures the number of cars that enter a terminal divided by the total crew hours worked at the terminal, providing an assessment of yard efficiency.

Gross ton miles per train mile is used to monitor train efficiency/productivity and is calculated as the average trailing ton per system train.

Gross ton miles per total horsepower reflects the number of trailing gross ton miles handled on system trains per total horsepower. It is an important measure of the utilization of high-horsepower locomotives.

AAR Terminal dwell time is a measure of yard throughput, calculated as the average time a car resides at the specified terminal location expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. Cars that move through a terminal on a run-through train are excluded, as are stored, bad-ordered, and maintenance-of-way cars.

AAR Average train speed (miles per hour) is a measure of network fluidity and productivity and reflects the line-haul movement between terminals. The average speed is calculated by dividing train-miles by total hours operated, excluding yard and local trains, passenger trains, maintenance-of-way trains, and terminal time.

A GREAT GEOGRAPHIC FRANCHISE

Hay River
Fort Nelson
Prince Rupert
Fort McMurray
Prince George
Edmonton
Kamloops
Saskatoon
Calgary
Vancouver
Regina
Winnipeg
Hearst
Sept-Îles
Baie-Comeau
Matane
Moncton
Saint John
Halifax
Quebec
Montreal
Thunder Bay
Duluth
Sault Ste. Marie
Auburn
Stevens Point
Minneapolis
Fond du Lac
Green Bay
Toronto
Sarnia
Buffalo
Detroit
Toledo
New London
New York
Sioux City
Conneaut
Chicago
Omaha
Pittsburgh
East Peoria
Springfield
St. Louis
Memphis
Jackson
Mobile
Baton Rouge
Pascagoula
New Orleans
CN lines
Secondary feeder and connecting short lines
Short line partners

2010 Geographic Distribution
% of freight revenues

Transborder	**28**
Domestic Canada	**22**
Domestic U.S.	**19**
Global Asia	**25**
Global other	**6**

2010 Diversified Traffic Portfolio
% of revenues

Intermodal	**19**
Grain & fertilizers	**17**
Petroleum & chemicals	**16**
Forest products	**14**
Metals and minerals	**10**
Coal	**7**
Automotive	**6**
Other revenues	**11**

18
2011 CN INVESTOR FACT BOOK

OVERVIEW

A GREAT SUPPLY-CHAIN PRODUCT

Intermodal

Comprehensive network of Logistics Parks in Chicago, Ill.; Memphis, Tenn.; Toronto, Ont.; Montreal, Que.; Calgary, Alta. (2013)

Petroleum & chemicals

Extensive reach into the oil sands and Alberta's industrial heartland

Key access to Louisiana petrochemical corridor

Grain & fertilizers

Access to port terminal elevators in Vancouver, B.C., Prince Rupert, B.C. and Thunder Bay, Ont.

Other revenues

Non-rail services that support CN's rail business including vessels, docks, warehousing, Autoport logistic service and trucking

Automotive

Transportation leader in serving the automotive industry

Over 2.3 million vehicles shipped annually

Coal

Only railroad to access coal export terminal in Ridley, B.C. (12 million-tonne capacity)

Forest products

Largest shipper of forest products in North America

17 transload facilities across North America

Metals & minerals

Access to key steel consuming areas (Illinois and Ontario)

70 million tons of iron ore handled annually

Prince Rupert · Prince George · Kamloops · Vancouver · Fort Saskatchewan · Edmonton · Calgary · Saskatoon · Regina · Winnipeg · Sarnia · Detroit · Chicago · Toronto · Buffalo · Conneaut · Montreal · Halifax · Mobile · New Orleans

19
2011 CN INVESTOR FACT BOOK

PEOPLE
CREATING A GREAT PLACE TO WORK

CN people are at the heart of every aspect of the Company’s continuing journey and strategic agenda.

As CN progresses with a significant work-force renewal in the next few years, some of the Company’s top goals are to attract, retain, develop and connect with the best and brightest people.

In 2010, CN hired 2,410 new employees from a pool of approximately 90,000 applicants. The Company takes an integrated approach to its talent-management strategy to ensure the right people are in the right place at the right time. The Company makes extensive use of CN-exclusive job fairs, job previews, as well as formal instruction and on-the-job training.

The Company’s strategy to retain top talent is supported by a multi-faceted approach. CN creates attractive working conditions by offering competitive compensation and benefits packages, as well as a diverse, rewarding and healthy work environment. CN promotes internal job opportunities through the Career Opportunities system, and offers educational health-related fairs, family-friendly events, and ongoing communications about wellness. CN is committed to the principles of employment equity, diversity and human rights.

Management, leadership and skills-development programs at all levels within the organization help employees realize their full potential. In 2010, CN conducted 666,000 hours of skills training, representing an average of close to 30 hours of training per employee.

CN’s Employee Performance Scorecard aligns every employee’s performance with the Company’s business plan. CN’s President’s Awards for Excellence and other initiatives recognize employees’ outstanding achievements.

Two-way communication plays a key role in connecting with employees. CN encourages meaningful dialogue between employees and their direct supervisors, as well as with other levels of management within the organization. A number of award-winning communication tools help the Company to keep employees informed and up-to-date about activities. These initiatives include various electronic and print tools, Web sites and a new Extranet that allows employees to access Company communications from their personal computers at home.

RENEWING CN’S WORKFORCE

Within the next five years, CN will welcome thousands of new employees to the Company. Nearly 45 per cent of CN’s current workforce will be renewed due to normal attrition and retirements.

CN is responding to the challenge through a number of initiatives:

•	CN-exclusive job fairs;

•	Creation of more attractive working conditions;

•	Expanded conductor training through community colleges;

•	Cooperative, internship and leveraged initiatives such as Supervisor Assessment Centres, Assistant Track Supervisor, Future Leader and Railroader Trainee programs;

•	Redesign of CN’s career Web site to facilitate navigation and enhance candidate experience;

•	Integration of CN’s overall sourcing strategies through reaching out to different candidate pools, creating new partnerships and leveraging social media;

•	Review of some of CN’s corporate and regional diversity efforts for enhanced talent-attraction impact.

BRINGING NEWLY HIRED EMPLOYEES ON BOARD

The focus of CN’s workforce renewal is to ensure that newly hired employees are brought on board quickly, trained with the necessary skills, and engaged to drive CN’s business to the next level.

     A comprehensive Onboarding Program begins as soon as the offer is accepted by the new employee and continues through the first 18 to 24 months. This process ensures newly-hired employees are welcomed the first day on site, feel connected to their jobs, their teams, and the Company’s business direction, and see a future with CN. The program includes:

•	Standard activities for all employees with Onboarding actions specific to each function sponsored by senior leaders;

•	Networking opportunities through Safety Summits and otherCompany events;

•	A customized training curriculum to ensure productivity and success;

•	Regular reviews and performance validations to ensure employees achieve their goals.

PEOPLE

LABOUR RELATIONS

CANADA

As at June 30, 2011, CN employed a total of 16,299 employees in Canada, of which 12,337 were unionized employees. From time to time, the Company negotiates to renew collective agreements with various unionized groups of employees. In such cases, the collective agreements remain in effect until the bargaining process has been exhausted as per the Canada Labour Code.

     On September 1, 2010, CN and the Canadian Auto Workers (CAW) initiated the bargaining process for the renewal of four collective agreements applicable to clerical and Intermodal employees, shopcraft mechanics and electricians, excavator operators and owner-operator truck drivers working for a CN subsidiary, which were to expire on December 31, 2010. On January 24, 2011, the parties reached agreements for all groups, thus renewing those collective agreements for four years without a labour disruption. The agreements were ratified on February 14, 2011 and will expire on December 31, 2014.

     On September 21, 2011 the Steelworkers (USW) initiated the bargaining process for the renewal of the collective agreement covering approximately 2,900 track maintenance employees, which expires on December 31, 2011.

     The collective agreements covering approximately 1,500 locomotive engineers and close to 200 rail traffic controllers also expire on December  31, 2011. The Teamsters Canada Rail Conference (TCRC) initiated the bargaining process for the renewal of rail traffic controllers’ collective agreement on September 15, 2011 and on October  11, 2011 for the locomotive engineers’ collective agreements.

     Future labour agreements or renegotiated agreements could increase labour and fringe-benefits expenses. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without any strikes or lockouts or that the resolution of these collective bargaining negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

UNITED STATES

As at June 30, 2011, CN employed a total of 7,016 employees in the United States, of which 5,763 were unionized employees. As of July 2011, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Company (GTW); Duluth, Winnipeg and Pacific Railway Company (DWP); Illinois Central Railroad Company (ICRR); companies owned by CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railway Company (DMIR); Bessemer & Lake Erie Railroad Company (BLE); The Pittsburgh and Conneaut Dock Company (PCD); the Elgin, Joliet & Eastern Railway Company (EJ&E); and all but one of the unions at companies owned by Wisconsin Central Transportation Corporation (WC). Agreements in place have various moratorium provisions, ranging from 2004 to 2014, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation. The WC rail traffic controllers are in the process of negotiating their first collective agreement. In conjunction with a notice of exemption filed with the Surface Transportation

Unions
TYPE OF	NUMBER OF
EMPLOYEES	EMPLOYEES	UNION	EXPIRATION
CANADA
Track Forces	2,894	USW (United Steel Workers)	31-Dec-2011
Locomotive Engineers	1,551	TCRC (Teamsters Canada Rail Conference)	31-Dec-2011
Rail Traffic Controllers	196	TCRC-RCTC (Teamsters Canada Rail Conference –	31-Dec-2011
		Rail Canada Traffic Coordinators)
Signals & Communications	731	IBEW (International Brotherhood of Electrical Workers)	31-Dec-2012
Conductors and Yard Coordinators	2,799	TCRC (Teamsters Canada Rail Conference)	23-July-2013
Special Agents	73	CNRPA (Canadian National Railways Police Association)	31-Dec-2013
Shopcraft, Clerical/Intermodal functions	4,073	CAW (National Automobile, Aerospace, Transportation
		and General Workers Union of Canada)	31-Dec-2014
Other	20
Total	12,337
UNITED STATES
Enginemen, Conductors and Yard Coordinators	1,523	Mainly represented by the UTU (United Transportation Union)
Track Forces	1,416	Mainly represented by the BMWED
		(Brotherhood of Maintenance of Way Employees Division)
Locomotive Engineers	1,011	Mainly represented by the BLET (Brotherhood of Locomotive Engineers and Trainmen)
Shopcraft	987	Represented by BRC (Brotherhood of Railway Carmen); IAMAW (International
		Association of Machinists and Aerospace Workers); SMWIA (Sheet Metal Workers’
		International Association); IBB&B (International Brotherhood of Boilermakers,
		Iron Ship Builders, Blacksmiths, Forgers and Helpers); NCF&O (National Conference
		of Fireman and Oilers); IBEW (International Brotherhood of Electrical Workers)
Clerks	374	TCU (Transportation Communication Union)
Signals & Communications	347	BRS (Brotherhood of Railroad Signalmen)
Other	105
Total	5,763
Figures as at June 30, 2011.

Board (STB) allowing for the intra-corporate merger of DWP, DMIR and WC, the Company has served notice to unions representing train and engine service employees on those properties to consolidate the collective agreements. This process is governed by the New York Dock labour protective conditions which provide a mechanism to ensure that the change can be achieved without disruption in the event that new agreements cannot be reached voluntarily. On August 2, 2011, a tentative agreement was reached with the United Transportation Union to merge the collective bargaining agreements of those three properties under the general terms of the WC agreement and to extend that agreement for a period of three years ending December 31, 2014. The agreement was ratified on October 14, 2011.

     The general approach to labour negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE, PCD and EJ&E have bargained on a local basis rather than holding national, industry-wide negotiations because they believe results better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation since a dispute may be localized. CN believes the potential mutual benefits of local bargaining outweigh the risks.

     Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or Railway Labor Act processes have been exhausted.

     There can be no assurance that there will not be any work action by any of the bargaining units with which the Company is currently in negotiations or that the resolution of these negotiations will not have a material adverse effect on the Company’s results of operations or financial position.

CN EMPLOYEES
(as of June 30, 2011)
	Canada	U.S.	Total

All employees	16,299	7,016	23,315

Unionized employees	12,337	5,763	18,100

CUSTOMER FIRST INITIATIVES

The customer is at the forefront of everything CN does and key to CN’s success. One of CN’s primary strategies is to be more customer-centric through improved dialogue with customers, listening to them carefully and making appropriate adjustments. Such an outside-in perspective enables the Company to understand the entire customer supply chain’s needs and balance these carefully with operational imperatives.

     Through innovative thinking in the market and rigorous fine-tuning of its services with supply-chain partners, CN strives to create value. The Company’s goals are to earn more of customers’ transportation and logistics business, to help these customers win in their markets, and to attract new business to CN.

LISTENING TO CUSTOMERS

The best way to understand people is to sit down face-to-face, talk and listen. CN is doing this with its customers, in North America and overseas. One of the innovative ways CN is doing this is through customer forums. Bringing together groups of customers, CN learns what they have to say about their business and the Company’s service. These forums are held regularly and the dialogue generated by these sessions is of great mutual interest – useful input for the development of future CN supply-chain products.

     CN is also learning more through an ongoing series of targeted “Voice of the Customer” surveys. Over the past year, customer feedback has consistently shown that CN has made improvements, and pinpointed opportunities for further value creation. The Company will continue to focus on its overall value proposition.

CN’S INTERMODAL CUSTOMER
SERVICE GROUP: 24/7/365

FOCUSING ON CN’S FIRST AND LAST MILES

The Company is recognized as an industry leader in hub-to-hub performance. Measured in terms of combined over-the-road speed and dwell time in yards, CN’s performance is, on average, approximately 25  per cent better than the rest of the industry. The Company is building on this performance to sharpen its focus on first- and last-mile services, which are very important to customers.

     First-mile and last-mile focus translates into a major push to improve equipment order fulfillment across the business. CN implemented a new car-ordering system with more stringent order-fulfillment performance standards that better reflect customer needs to run their own businesses and to help them win in their markets.

     This same innovation is driving improvements in the bulk business, as demonstrated by the implementation of unit train Scheduled Service for grain and potash. Breakthroughs such as these provide CN’s grain and potash customers with a better-integrated end-to-end supply chain, with a view to helping them improve their own market share.

     CN’s Intermodal business unit has undergone tremendous changes, entering into supply-chain collaboration agreements with all major ports and terminal operators in Canada, increasing capacity in rolling stock and inland terminals and significantly improving 24/7/365 people care, eBusiness and customer service.

MAKING IT EASIER TO DO BUSINESS AND SELLING ONE CN

Making it easier to do business with CN has always been a key competitive strategy. Many efforts are in progress in this regard, across the board. For example, CN has enhanced its Intermodal domestic repositioning program, created a new empty reposition booking tool and pod where customers can control their bookings directly on-line and deal with expert Customer Service Representatives (CSRs), and has started to provide its Intermodal customers with on-line access to copies of their gate receipts.

     In the same spirit, Selling One CN allows a customer to deal with its one account manager for all of CN’s range of products. That account manager has learned the customer’s internal supply chain, and its needs in terms of CN services, such as boxcar transportation, Intermodal transportation, transloading, overseas export, freight forwarding, and the other supply-chain partners on whom the customer depends. The account manager is supported by a marketing specialist in each product line to ensure that the CN offering is relevant to the customer.

     Selling One CN goes beyond the Company’s own capabilities and extends to enhanced understanding and improvement of end-to-end supply chains. Through its work with customers and partners in a collaborative spirit – sharing confidential information, targets and performance measures across the various components – the Company is Selling One CN in the broader context of looking at supply chains across each of the markets it serves. Good business. Good value. Customer first. Helping CN’s customers win in their markets. A competitive edge.

PRINCE RUPERT, B.C.
September 2010
Prince Rupert Port Authority and terminal operator Maher Terminals
HOWE SOUND, B.C.
January 2011
Squamish Terminals
VANCOUVER, B.C.
May 2010
Port Metro Vancouver
July 2010
TSI Terminal Services
September 2010
Port Metro Vancouver and terminal operator DP World
October 2010
Lynnterm Terminal at Port Metro Vancouver
HALIFAX, N.S.
April 2010
Halifax Port Authority and terminal operators Ceres and Halterm
QUEBEC, QUE.
August 2010
Port of Quebec and terminal operator IMTT
MONTREAL, QUE.
September 2010
Montreal Port Authority
February 2011
Montreal Port Authority and terminal operators MGT and Termont

2011 CN INVESTOR FACT BOOK

SUPPLY CHAIN COLLABORATION

CN’s strategic supply-chain agreements focus on partnerships with ports and terminals to drive continuous performance. CN and its supply-chain partners have signed several groundbreaking Service Level Agreements (SLAs) that have created a basis for key changes in the way operations are handled at the port terminals – to the benefit of all partners along the supply chain.

     These agreements establish clear and defined performance standards for CN and terminal operator partners. The agreements focus on improving port dwell times and transit times, increasing productivity and efficiency, and improving communication with customers. CN has such agreements in the Intermodal, carload and bulk segments.

CN AVERAGE TRAFFIC DENSITY MAP

CN HAS THE NETWORK CAPACITY TO GROW VOLUME, USING FUEL EFFICIENT, LONGER TRAINS.

CN WESTERN CORRIDOR
Millions of GTMs per route mile
ROUTES	2010	2009
Winnipeg - Chicago	41.7	37.3
Edmonton - Winnipeg	71.2	63.0
Vancouver - Edmonton	81.9	75.2
Prince Rupert - Taverna	32.8	26.8

CN SOUTHERN CORRIDOR
Millions of GTMs per route mile
ROUTES	2010	2009
Chicago - Sarnia	39.8	35.8
Chicago - Memphis	33.0	29.5
Memphis - Jackson	41.3	36.2
Jackson - Mobile	12.2	10.2
Jackson - New Orleans	19.8	18.5

MILLIONS OF GTMS PER ROUTE MILE based on 2010 results

CN AVERAGE TRAFFIC DENSITY MAP

CN EASTERN CORRIDOR
Millions of GTMs per route mile
ROUTES	2010	2009
Halifax - Quebec	15.5	13.7
Montreal - Quebec	35.9	34.9
Toronto - Montreal	60.8	57.2
Winnipeg - Toronto	35.1	31.5
Sarnia - Toronto	43.7	43.0

MILLIONS OF GTMS PER ROUTE MILE based on 2010 results

MARKETS

CN’s business units

West Coast gateway strategy

East Coast gateway strategy

Gulf Coast gateway strategy

Intermodal

Grain & fertilizers

Coal

Forest products

Automotive

Petroleum & chemicals

Metals & minerals

CN’S BUSINESS UNITS

		Revenues			Carloads			RTMs
Full year	2010	2009	Change	2010	2009	Change	2010	2009	Change
Petroleum & chemicals	$1,322	$1,260	5%	549	511	7%	31,190	29,381	6%
Metals & minerals	861	728	18%	990	721	37%	16,443	12,994	27%
Forest products	1,183	1,147	3%	423	403	5%	28,936	27,594	5%
Coal	600	464	29%	499	426	17%	19,766	14,805	34%
Grain & fertilizers	1,418	1,341	6%	579	530	9%	44,549	40,859	9%
Intermodal	1,576	1,337	18%	1,455	1,246	17%	35,803	32,159	11%
Automotive	457	355	29%	201	154	31%	2,545	2,070	23%
Total rail freight revenues	7,417	6,632	12%	4,696	3,991	18%	179,232	159,862	12%
Other revenues	880	735	20%
Total revenues	$8,297	$7,367	13%

		Revenues			Carloads			RTMs
First half	2011	2010	Change	2011	2010	Change	2011	2010	Change
Petroleum & chemicals	$682	$650	5%	278	272	2%	16,076	15,544	3%
Metals & minerals	454	420	8%	480	489	(2)%	8,568	7,988	7%
Forest products	616	587	5%	221	210	5%	14,433	14,636	(1)%
Coal	303	287	6%	232	242	(4)%	9,949	9,267	7%
Grain & fertilizers	774	699	11%	305	282	8%	24,116	22,561	7%
Intermodal	846	749	13%	752	690	9%	18,374	17,295	6%
Automotive	245	242	1%	112	105	7%	1,320	1,365	(3)%
Total rail freight	3,920	3,634	8%	2,380	2,290	4%	92,836	88,656	5%
Other revenues	424	424	–
Total revenues	$4,344	$4,058	7%

WEST COAST GATEWAY STRATEGY

IMPORT-EXPORT TRADE WITH ASIA

VANCOUVER

Container terminals

•  Third-largest North American West Coast container port, and steadily expanding

•  Four container terminals with annual capacity of 3.7 million TEUs (Centerm, Deltaport, Fraser Surrey Docks and Vanterm)

•  Development of multi-site container destuffing and stuffing operations, including CN-owned facilities

Bulk terminals

•  Major commodities handled include coal, grain, fertilizers and sulfur, with steadily expanding volumes

•  Two coal terminals: Neptune Terminals and Westshore Terminals

•  Major grain terminals include Alliance Grain terminal, Cargill terminal, Cascadia, Pacific elevators and Richardson International

•  Major fertilizer terminals for potash and sulfur include Neptune terminals, Kinder Morgan Vancouver Wharves and Pacific Coast Terminals

Breakbulk terminals

•  Handle breakbulk cargo such as pulp, wood pellets, lumber, pipes, steel and machinery

•  Breakbulk terminals include Fraser Surrey Docks and Lynnterm East Gate and West Gate.

Automotive terminals

•  One of the top three ports on the West Coast, handling close to 400,000 vehicles per year

•  Two import auto terminals: Wallenius Wilhelmsen Logistics (WWL) and Fraser Wharves

WEST COAST GATEWAY STRATEGY

PRINCE RUPERT

Port of Prince Rupert Container Terminal

•  Closest port to Asia, saving up to 58 hours of sailing time compared to other North American West Coast container ports

•  Current capacity reaching 700,000 TEUs annually with potential to increase capacity on a gradual basis

•  Multi-site container stuffing for forest products and non-ferrous metals

Ridley Terminals Inc.

•  Handles metallurgical and thermal coal and petroleum coke

•  Closest port to Japanese steel mills

•  Annual capacity of 12 million tonnes and ongoing expansion to increase capacity to 24 million tonnes, with potential to increase to 40 million tonnes

Prince Rupert Grain Inc.

•  Highest throughput among grain-cleaning elevators in Canada

•  Annual design throughput of seven million tonnes with storage capacity of 202,000 tonnes

CN AquaTrain

•  Rail-marine barge service provides a link between Alaska and the rest of North America

•  Railcar barge carries 45 railcars on eight tracks and provides four-day service from Prince Rupert, B.C. to Whittier, Alaska, with next-day service to Anchorage, Alaska

KITIMAT

•  Ice-free harbour just 80 nautical miles from the Great Circle shipping route

•  Port offers bulk transfer facilities of import/export liquids such as diluents for the oil sands

•  New liquefied natural gas (LNG) terminal in 2015

•  Significant potential for expansion

EAST COAST GATEWAY STRATEGY

IMPORT-EXPORT TRADE WITH EUROPE AND ASIA VIA THE SUEZ CANAL ROUTE

MONTREAL

•  Container terminal capacity of 1.6 million TEUs to increase to 2.0 million TEUs by 2016

•  Future expansion plans include new container terminal in Contrecoeur, Que. (40 km from Montreal)

•  Port also handles non-containerized cargo (including metals, forest products, food), liquid bulk (petroleum products and chemicals) and dry bulk (including grain, fertilizers, sugar and salt)

QUEBEC CITY

•  Merchandise handled at the port includes mainly liquid bulk (petroleum products) and dry bulk (grain, ore)

•  Partnership with many terminal operators specializing in the handling and storage of dry bulk, liquid bulk and general cargo

HALIFAX

•  Closest major port to Europe and the growing Suez route – one full day faster compared to other North American East Coast container ports, and deepest water for new-generation, large container ships

•  Two container terminals (Fairview Cove and Halterm) with annual capacity of 1.5 million TEUs

•  CN’s Roll-On/Roll-Off (RORO) facility handling nearly 185,000 vehicles per year

•  Handles bulk cargo, including grain and gypsum

GULF COAST GATEWAY STRATEGY

IMPORT-EXPORT TRADE WITH SOUTH AMERICA AND EUROPE

MOBILE

• Port handles mainly bulk, breakbulk and heavy-lift cargo

• Largest breakbulk forest products port in the U.S.

• CN connects at Mobile with CG Railway which operates a rail-ferry service between Mobile and Coatzacoalcos, Mexico

• Port’s container terminal expansion project, with on-dock rail, to capitalize on the widening of the Panama Canal

NEW ORLEANS

• Deepwater port, located on the Mississippi River

• Port facilities include 22 million square feet of cargo-handling space and six million square feet of covered storage area

MISSISSIPPI RIVER

• Access to various bulk export terminals (grain, coal, petroleum and liquid chemicals)

INTERMODAL

2010 Market Breakdown
% of revenues

57 International
43 Domestic

Carloads
in thousands

1,377	2008
1,246	2009
1,455	2010
690	2010 H1
752	2011 H1

Revenue ton miles
in millions

33,822	2008
32,159	2009
35,803	2010
17,295	2010 H1
18,374	2011 H1

tex

INTERMODAL
The Intermodal group consists of two main products: domestic and international. Both use common inland Intermodal terminals that are located near major urban centres, so goods can get into virtually every market inside North America and overseas.

DOMESTIC

The domestic product, which represented 43 per cent of Intermodal’s revenues in 2010, transport consumer products, manufactured goods and natural resources. This includes two main service offerings: door-to-door retail, fully provided by CN and CNTL – one of Canada’s largest trucking companies; and terminal-to-terminal wholesale with CN partners. Consumer staples drive the domestic segment, with market growth generally tied to the economy and conversion from trucks and competitors. This market-driven offering is very competitive and focuses on truck-competitive, cost-effective service.

RETAIL OFFERING CN provides unique, full door-to-door transportation with rail and in-house CNTL trucking services, with access to close to 75 per cent of the North American population. CN provides all required equipment.

WHOLESALE OFFERING CN provides terminal-to-terminal train service to motor carriers, intermodal marketing companies, third-party logistics companies, couriers and other transportation intermediaries. The wholesale partners provide all required trucks and containers.

CANADA CN Intermodal offers a 24-hour advantage over its rail competition from Central to Western Canada, and is competitive with single-truck-driver service to the Winnipeg, Calgary, Edmonton and Vancouver markets. Additionally, CN is the only rail service option to Eastern Canada. As a result of these service advantages, CN handles the majority of the Canadian wholesale, Less than TruckLoad (LTL), and courier customer base. In addition, CN’s fuel surcharge is the lowest in the North American rail industry and well below the corresponding over-the-road trucking fuel surcharge.

US.S AND TRANSBORDER CN offers daily service in the Chicago to Eastern and Western Canada corridors as well as one of the fastest transit times between Chicago and New Orleans. Through its partnership with Kansas City Southern (KCS), CN also offers seamless service to Mexico from every terminal both on a wholesale and retail basis. With a single-line service to Mexico, customers can ship high-density freight, such as intermediate manufacturing and grain products, to and from Mexico with an unmatched payload of up to 55,000 pounds per container.

EQUIPMENT CN has a fleet of approximately 5,700 dry and heated 53-foot containers and 40-foot insulated EcoTherm containers. CN also has secured one-way access to 20-foot and 40-foot boxes from its ocean carrier customers to market to its domestic customers. These overseas boxes help balance the domestic route since they would otherwise be returned empty from the U.S. or Central Canada to the ports. They also offer considerable savings to the CN-friendly ocean carriers.

DOMESTIC REPOSITIONING PROGRAM (DRP) The domestic-market headhaul lanes are the backhaul (export) lanes for the ocean carriers. The use of these one-way boxes in the DRP program provides low-cost capacity to domestic shippers and reduces inland costs for ocean carriers. Through the DRP program, CN can improve its market share of international import boxes, as it helps to improve ocean carriers’ round-trip economics.

INTERMODAL

INTERNATIONAL

The international product, which represented 57  per cent of Intermodal’s revenues in 2010, transports import and export container traffic on behalf of ocean-carrier companies. Shipping overseas with CN allows customers to take advantage of the Company’s powerful rail network, wide range of export source loading facilities, DRP and abundant network capacity. Whether customers are moving containers for import or export, CN provides full shipping services to all the world’s ocean carriers.

     From CN’s network of strategically located Intermodal terminals, the Company offers dedicated high-cube double-stack service with on-dock access to the ports of Vancouver, Prince Rupert, Montreal, Halifax, Saint John, N.B., and New Orleans. CN is the only North American railway to offer rail connections to all three coasts (East, West and Gulf coasts).

     Transpacific trade and CN’s port terminal Level of Service Agreements are the main business drivers of the international segment. Imports generally flow to high-population centres such as Toronto, Montreal, Chicago and Memphis; whereas exports tend to originate from resource-rich regions such as Western Canada and the U.S. Midwest. CN and its ocean carrier customers work closely to ensure a healthy balance of imports and exports. The Company’s freight-forwarding unit is helping CN-friendly ocean carriers secure valuable export business.

LOGISTICS PARKS To complement its Intermodal terminals, CN offers a comprehensive network of Logistics Parks.

•  These facilities are strategically located in, or adjacent to, CN’s Intermodal rail yards.

•  They also offer connections to CN’s network that allow for in-park container movement, which significantly reduces dray and handling costs.

•  Customers have access to all key distribution logistics services in one location: rail, intermodal, warehousing, distribution, container-stuffing facilities.

•  Current locations include Chicago, Ill., Memphis, Tenn., Toronto, Ont. and Montreal, Que.

•  CN expects to open a state-of-the-art 680-acre logistics park in Calgary in 2013. The new terminal will have warehousing space available as well as a yard for international container storage.

CN HUB CENTRES

CN’s Intermodal terminals across Canada and the U.S. are strategically positioned to serve major urban areas, allowing the Company to deliver customers’ shipments to destinations across North America. CN also provides international reach to customers through the ports of Vancouver, Prince Rupert, Halifax, Montreal, New Orleans, and Saint John, N.B.

INTERMODAL

CONTAINER LOADING FACILITIES CN has invested in transload facilities to assist ocean carriers in securing inland export-commodity traffic. Ocean carriers need exports to balance their network from points inland to cover the costs of repositioning equipment to the ports. For example, CN operates a grain transload facility in Chicago; and the Prince George transload facility enables forest products companies to load pulp and lumber in ocean carrier containers heading to Asia through the Port of Prince Rupert. CN also works with the ocean carriers to handle pork for export from the Prairies in refrigerated containers.

REVIEW

For the year ended December 31, 2010, revenues for Intermodal increased by $239 million, or 18 per cent, when compared to 2009. The increase was mainly due to higher volumes from overseas markets, particularly through the ports of Vancouver and Prince Rupert, and domestic retail shipments primarily in the consumer and grocery segments; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

     Revenues for Intermodal increased by $97 million, or 13 per cent, in the first six months of 2011 when compared to the same period in 2010. The increase was mainly due to higher volumes from overseas markets through the Port of Vancouver and from the Port of Prince Rupert; higher domestic retail shipments; the impact of a higher fuel surcharge; and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

OUTLOOK

The domestic segment is looking to increase market share as a result of higher fuel prices, the U.S. Federal Motor Carrier Safety Administration’s new Compliance, Safety, Accountability (CSA) regulations, and service advantages in the rail industry. In order to take advantage of this growth, CN is making targeted investment decisions such as the announcement in 2011 of the acquisition of more than 1,200 domestic 53-foot containers to improve service for the grocery and consumer goods markets, in addition to 200 EcoTherm units.

     The international segment continues to benefit from strong global trade, particularly transpacific trade. The ports of Vancouver and Prince Rupert offer the fastest supply-chain transit time (a combination of vessel, terminal dwell and rail) to Chicago, Memphis, Detroit and the Ohio Valley, compared to other ports on the U.S. West Coast.

     CN’s Level of Service Agreements with all major ports and terminal operators in Canada are creating faster and more reliable supply chains, and transit times; and are generating positive responses from both the international shipping lines and their own customers. As a result, the ultimate customer is switching to a CN supply chain. These agreements provide CN and its supply-chain partners with a competitive edge in international trade.

INTERMODAL SUPPLY - CHAIN INNOVATION

LEVEL OF SERVICE AGREEMENTS WITH CN'S PORTS

CN has established level of Service Agreements with all major ports and intermodal terminal operators throughout Canada, driving new efficiencies in end-to-end supply chains. These agreements seek to minimize dwell times and increase velocity in and out of the ports.

WEST COAST

PORT METRO VANCOUVER (PMV) CN has supply-chain collaboration agreements with PMV and with TSI Terminal Systems Inc. (TSI), the largest container terminal operator in Canada. These agreements are designed to release containers more quickly and enhance service to mutual customers and draw greater volumes of container traffic through PMV. CN and DP World, operators of the Centerm Terminal in Vancouver, have also signed a comprehensive Level of Service Agreement to further boost the supply-chain speed of Canada’s Pacific Gateway.

PORT OF PRINCE RUPERT CN, Prince Rupert Port Authority and Maher Terminals have signed a Level of Service Agreement, setting specific targets, and measures for continuous improvement in gateway performance.

These Level of Service Agreements with the ports, combined with CN’s 100-hour train service from the West Coast to Chicago, make the Company’s service offering competitive with that of U.S. West Coast ports. This service offering enables steamship lines to continue to grow with CN.

EAST COAST

PORTS OF MONTREAL AND QUEBEC CN has teamed up with the Montreal Port Authority and the Quebec Port Authority and associated terminal operators to create service arrangements and best practices to reduce time in the overall supply chain and increase global container market share.

PORT OF HALIFAX CN and the Halifax Port Authority, Cerescorp Company Limited and Halterm Container Terminal Limited have implemented an innovative agreement to better measure and align each party’s performance in the Halifax Gateway supply chain. This agreement serves to augment the Halifax port’s role as a gateway of choice on the East Coast to Ontario, Quebec and the U.S. Midwest markets.

CN has developed mechanisms to measure and evaluate each port participant’s performance against established transit times, dwell times, and other benchmarks.

PORTS	VANCOUVER	PRINCE RUPERT	MONTREAL	HALIFAX
Port framework agreement	✔	✔	✔	✔
Terminal operator Service	✔	✔	✔	✔
Level Agreement (SLA)
Daily Key Performance	✔	✔	✔	✔
Indicator (KPI) scorecard
Daily resolutions	✔	✔	✔	✔
Vessel data sharing (EDI transfer)	✔	✔	✔	✔

INTERMODAL SPOTLIGHT

ECOTHERM CONTAINERS AND ECORIDE CHASSIS:
LEADING ENERGY-EFFICIENT INNOVATIONS

For the many shippers who move temperature-sensitive products, CN’s EcoTherm super insulated 40-foot container service combines high-performance insulation, advanced engineering and no need for energy while in transit.

The service connects Toronto and Montreal with all points in Canada, and Chicago.

CN’s EcoTherm Service is economical, with significant cost savings, minimized blocking and bracing, and optimized payload capacity. EcoTherm is also environmentally friendly, since its temperature-control system does not use any fuel while on rail. EcoTherm offers superior on-time performance and peace of mind to shippers of beverages, food products, condiments, pharmaceuticals, chemicals and other temperature-sensitive products. CN’s new EcoRide container chassis is expected to produce an eight to 11 per cent fuel consumption reduction for the Company’s trucking of containers to and from its Intermodal terminals.

The EcoRide chassis, developed by CN in conjunction with a Canadian supplier, is equipped with features that reduce fuel consumption and greenhouse gas emissions. These energy-saving innovations include side skirts to reduce aerodynamic drag; a 15 per cent weight reduction compared to conventional CN chassis; and low-rolling-resistance single tires on each axle instead of the normal four-tire-per-axle configuration.

CN is continuously looking for ways to reduce its energy consumption and carbon footprint. Following the successful EcoTherm launch, the Company is exploring other opportunities to provide customers with better supply-chain solutions that reduce carbon emissions.

INTERMODAL SPOTLIGHT

Wal-Mart Canada has awarded its prestigious Innovator of the Year honour to CN for 2010. This recognizes the Company’s ongoing efforts to deliver cutting-edge supply-chain solutions for Wal-Mart Canada’s evolving logistics network. The award commends CN’s drive and ability to support customers’ needs by leveraging its rail franchise and combining non-rail transportation solutions. Wal-Mart Canada highlighted CN’s new EcoTherm service as a good example of successful innovation. EcoTherm provides a greener, cleaner transportation solution with 48 per cent fuel savings on Wal-Mart Canada’s loads.

CN values its customers’ business and shares their sense of urgency to continually improve its service offerings. CN’s approach allows it to act quickly, turning challenges into ideas and then executing innovative solutions. The Company welcomes Wal-Mart’s recognition of this approach.

CN’s ability to deliver truck-like service by rail has allowed both the Company and Wal-Mart Canada to continue to benefit from economic and environmental standpoints.

LEADING ECONOMICALLY- EFFICIENT OVERSEAS CONTAINER REPOSITIONING.

GRAIN & FERTILIZERS

2010 Commodity Breakdown
% of revenues

30	Oilseeds
25	Feed grains
25	Food grains
11	Fertilizers
9	Potash

Carloads
in thousands

579	2008
530	2009
579	2010
282	2010 H1
305	2011 H1

Revenue ton miles
in millions

42,507	2008
40,859	2009
44,549	2010
22,561	2010 H1
24,116	2011 H1

Canada

GRAIN & FERTILIZERS

The Grain and fertilizers commodity group is involved with the movement of grain, fertilizers, and other agricultural products, primarily in Western Canada and the U.S. Midwest. In 2010, about 63 per cent of Grain traffic moved by CN originated in Canada, while 37 per cent originated in the United States.

Revenues from grain and processed grain products, which accounted for about 80 per cent of the total for this commodity group in 2010, are well balanced among three main segments: oilseeds and oilseed products (primarily canola seed, oil and meal, and soybeans), food grains (mainly wheat, oats and malting barley) and feed grains (including feed barley, feed wheat, peas, corn, ethanol and dried distillers grain (DDG)). CN also moves significant volumes of grain with its domestic and international container products, Selling One CN to the complex needs of the global grain trade.

CANADIAN GRAIN

In Canada, a large agricultural land base devoted to the cultivation of grain, oilseeds and specialty crops in Western Canada, and a relatively small domestic market mean that the majority of grain production is exported, predominantly by rail to the various port facilities. Crop production varies year to year, depending on seeded and harvested acreage, the mix of grains produced, and crop yields. Grain exports also vary, affected by the size and quality of the crop produced, international market conditions and foreign government policy. Key offshore markets for western Canadian grain include the Pacific Rim and the Middle East. Most western Canadian grain exported offshore is moved from a well-positioned system of high-throughput elevators on CN’s lines in the grain-growing areas of British Columbia, Alberta, Saskatchewan, and Manitoba to port terminal elevators that load vessels at Vancouver, Prince Rupert, B.C. and Thunder Bay, Ont. CN also moves western Canadian grain and grain products to eastern Canadian and U.S. Gulf ports for export, and to a variety of domestic receivers in North America.

CANADIAN REGULATED GRAIN

Historically, Canadian government legislation has regulated certain defined rail movements of grain from Western Canada. This includes CN grain shipments to terminals at Vancouver, Prince Rupert and Thunder Bay, but excludes movements to West Coast ports for export to the U.S. for consumption. These shipments are subject to a revenue cap which came into effect in August 2000. The revenue cap established a maximum revenue entitlement that railways may earn from regulated grain movements in a given crop year. Every crop year, the Canadian Transportation Agency adjusts each railway’s base-year revenue figure for inflation, volume and average length of haul. In 2010, grain traffic subject to the

GRAIN & FERTILIZERS

revenue cap accounted for approximately 70 per cent of CN’s Canadian grain revenues and approximately six per cent of its freight revenues.

U.S. GRAIN

In the U.S., the CN rail system is well positioned in the heart of an important grain-producing territory. Four states where CN originates grain traffic – Illinois, Iowa, Michigan, and Wisconsin – normally produce, on average, 40 per cent of the corn and soybeans grown in the U.S. CN’s domestic grain movements include corn and soybeans from these states to large grain processors in Illinois, Iowa, Tennessee, and Mississippi. Other domestic grain movements are to the poultry-feeder markets in the Southeastern U.S., which rely on corn for feed. CN also moves grain and grain products to major export facilities on the Mississippi River and the Gulf of Mexico.

Together
We stand for innovation and productivity
Moving goods,
helping foster prosperity.
CN
www.cn.ca

GRAIN & FERTILIZERS

PROCESSED GRAIN PRODUCTS

Some of the leading global agribusiness entities have grain and oilseed processing plants located on the CN system in Canada and the U.S. As a result, CN also participates in the movement of processed grain products shipped to other receiver markets. Soybean and canola meal, corn gluten feed, barley malt, vegetable oils, corn syrups, and starches are some of the products moved by CN. These products move mostly in private rail equipment and containers.

ETHANOL

CN has access to 22 ethanol production facilities in the U.S. and Canada, with an estimated annual production capacity of 1.6 billion gallons. The Company provides efficient access to key consumers in the U.S. Midwest. CN also has access to an additional 700 million gallons of ethanol production capacity on U.S. short lines. CN’s ethanol traffic has tripled since 2006, reaching close to 39,000 carloads in 2010. These products move entirely in private rail equipment.

FERTILIZERS

Fertilizers and potash generated 20 per cent of CN’s Grain and fertilizers revenues in 2010. CN is a significant player in the Canadian rail market for fertilizers, with production centred primarily in Western Canada. CN serves or has access to all major potash mines in Saskatchewan, the centre for western Canadian production. The majority of Canadian potash moves by rail to markets in the U.S. or to ports for export to overseas markets.

In the United States, CN serves producers and consumers of various types of fertilizers, including nitrogen solutions, ammonium nitrate, urea and phosphate fertilizers. North American fertilizer production is heavily affected by the price of natural gas – a main raw material for most fertilizer production. These products move in a mix of private and CN rail equipment.

REVIEW

CN continues to innovate to better serve its customers in every area of its business – including the Grain and fertilizer segment.

SCHEDULED GRAIN PLAN In 2010, CN launched a transformational Scheduled Grain Plan for Western Canada that has dramatically increased the reliability of its service. CN applied precision scheduling to grain car deliveries, setting up operating protocols so that cars arrive at specific elevators at scheduled times on scheduled days every week. The plan has resulted in a fundamental improvement in system reliability. CN grain car unloads at Canadian West Coast ports reached near-record levels in the 2010-2011 crop year, which ended on July 31, 2011. CN moved more than 125,000 grain cars to export terminals at the ports of Vancouver and Prince Rupert during the crop year – the most in 20 years.

GRAIN & FERTILIZERS

SCHEDULED POTASH SERVICE CN also introduced a Scheduled Potash Service which focuses on end-to-end supply chain management.

For the year ended December 31, 2010, revenues for Grain and fertilizers increased by $77 million, or six per cent, when compared to 2009. The increase was mainly due to higher shipments of potash and feed grains, the impact of a higher fuel surcharge, and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

Revenues for Grain and fertilizers increased $75 million, or 11 per cent, in the first six months of 2011 when compared to the same periods in 2010. The increase was mainly due to more numerous shipments of canola, soybean products and feed grains; freight rate increases; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar and lower volumes of Canadian wheat to West Coast ports for export during the first quarter of 2011.

OUTLOOK

Annual grain volumes are directly correlated to the size and quality of the crop produced, international market conditions and foreign government policy. However, CN believes that the strength of its franchise and its strong commitment to service and efficiency position it as an important player in the grain-distribution network. In the U.S., the key CN-served states of Illinois, Iowa and Wisconsin will continue to play a major role in supplying the demand for corn. In Canada, CN’s extensive grain export connections, including unique access to two West Coast ports, are a competitive advantage.

CN’s Scheduled Grain Plan will continue to be a major contributor to facilitating growth in Canadian grain shipments by offering predictable service to export grain supply-chain participants. The Scheduled Grain Plan ensures that grain is moved into position when and where it is needed.

CN is also an important participant in Canadian exports of canola seed and in the delivery of canola oil and meal produced by the Canadian canola crushing industry. This industry has expanded capacity in response to increased demand for low-trans-fat edible oils and bio-diesel fuels. The 10 oilseed crushing plants served by CN in Canada operate three-quarters of the country’s production capacity. Canada accounts for more than half of all global trade in canola seed, meal and oil.

After a very strong year in 2010, the current market for potash and fertilizer remains positive, especially for potash which is experiencing strong offshore demand. The world’s growing population and limited arable land mean that crop-yield improvements will play a critical role in meeting the increasing demand for food. In addition, expansion plans and new potash mines to be built over the next five to 10 years are expected to provide opportunities for CN, which will be complemented by CN’s new Scheduled Potash Service. Saskatchewan, Canada has the world’s largest reserves of recoverable potash. CN’s access to those mines, its North American franchise, and its connections to key ports, position it well to benefit from increasing global demand.

GRAIN & FERTILIZERS SPOTLIGHT

CONTAINERIZED GRAIN EXPORTS

The practice of exporting by containers is already well established in processed grain markets and for specialty crops such as peas and lentils. Although containerized grain shipments still represent a small portion of total grain exports, increasing container trade will provide customers with more access to empty containers for exports. For example, containerized exports of specialty crops average approximately one million tonnes per year at the Port of Vancouver. This represents more than 30 per cent of all specialty crop exports through Vancouver.

CN has developed an innovative solution to maximize source loading of ocean carrier boxes. CN helps ocean carriers by reducing the inland empty movement for their assets, and the agri-product shippers gain options to export their commodities closer to the source. For ocean carriers, export opportunities such as specialty crop shipments or processed grain alleviate the sunk cost of shipping empty containers back to Asia, and improve round-trip economics. For grain traders, containerization provides key benefits, including the ability to preserve the identity of the grain and trace its origin. Also, containerization enables buyers to purchase smaller quantities of grain.

For CN, this development provides the opportunity to release capacity for certain types of railcars including hopper cars and boxcars and increase its business overall. CN’s ability to work closely with ocean carriers and grain customers has led to positive results for containerization. This is another example of the power of Selling One CN, creating a competitive edge to meet global trade needs.

GRAIN & FERTILIZERS SUPPLY-CHAIN INNOVATION

SCHEDULED GRAIN PLAN

CN introduced its new Scheduled Grain Plan in January 2010. Under this plan, Edmonton, Saskatoon and Winnipeg yards become key empty unit train distribution hubs where scheduled day-of-week service to the various loading sites is offered. Under this more disciplined approach to grain service, fully 95 per cent of weekly grain traffic is now scheduled.

Having a pre-established day of the week for service allows customers to plan more accurately for their own business activities. It facilitates communications. Transit times, cycles and reliability have improved as well, increasing empty-car flow and fleet capacity for grain customers. The plan allows CN to smooth the network traffic over seven days instead of the five-day period used in the past.

CN’s new grain plan is intended to grow the Company’s business in this segment and help improve the supply chain for Canadian grain in world markets while tightly managing costs and network balance. CN’s successful delivery of hopper cars to specific elevators on specific days each week has translated into more predictable service to the grain industry. Grain companies can now schedule their staff at country elevators and waterfront export terminals. Since the rollout of the Scheduled Grain Plan, CN has achieved an average fulfillment rate of 83 per cent for the spotting of covered hoppers on the Company’s committed placement day.

CN SCHEDULED GRAIN PLAN

Prince Rupert
Prince George
Vancouver
Edmonton
Calgary
Saskatoon
Regina
Winnipeg
Chippewa Falls
Chicago
Detroit
Toronto
Montreal
Moncton
Halifax
Memphis
Jackson
New Orleans
CN Intermodal terminals
Loading sites – Edmonton Hub
EDMONTON HUB
Edmonton
Calgary
SASKATOON HUB
Saskatoon
MELVILLE HUB
Regina
WINNIPEG HUB
Winnipeg

EXAMPLE: SERVICE FOR EDMONTON HUB		
DAY OF WEEK	ASSIGNED CREWS	THRU FREIGHT CREW
Sunday	Trochu	2nd spot
Monday	Unity	Gauden
Tuesday	Equity	Lamont
Wednesday	Lavoy	Camrose
Thursday	Joffre	Vermillion
Friday	Marshall	Viking
Saturday	Morinville/Westlock	2nd spot

51
2011 CN INVESTOR FACT BOOK

GRAIN & FERTILIZERS SUPPLY-CHAIN INNOVATION

SCHEDULED POTASH SERVICE

In 2011, CN introduced its Scheduled Potash Service, focused on the end-to-end management of the supply chain in collaboration with customers. The new service has increased supply-chain efficiencies for producers in Western Canada and provides them with quicker access to markets. To drive new efficiencies, CN introduced an innovative tool which gives sales and operations personnel clear visibility of customer orders, essential for planning rail assets and scheduling shipments. With this approach, CN is working closely with its customers to minimize delays, expedite shipments, and provide supply-chain balance between placing empties and picking up loads.

CN also instituted a new potash fleet management team to work with customers to improve distribution of empty private hopper cars to mines for reloading. This initiative, with locomotives cycling between CN’s potash hub in Winnipeg and mines in Saskatchewan, has reduced switching requirements and car dwell times at terminals. As a result, CN has significantly reduced car cycles from mine to destination and return.

By scheduling potash unit train service, CN has reduced car cycle times for privately owned hopper cars from mine to destination and return to mine for loading by approximately 25 per cent – a significant efficiency gain for both the Company and its customers. This improvement helps CN’s potash customers get to market faster. CN benefits from the additional capacity provided by these efficiency gains and from its customers’ successes in their markets.

SASKATCHEWAN POTASH MINES (2010)

OWNER / MINE	LOCATION	ESTIMATED	EXPANSION	TIMELINE
		MINE	PLANS*
		CAPACITY*
Potash Corp of Saskatchewan (PCS)
Rocanville	Rocanville	3.0	2.9	2013 - 2015
Allan Mine	Allan	1.9	1.0	2012 - 2014
Cory	Saskatoon	0.8	2.0	2011 - 2015
Patience Lake	Saskatoon	1.0
Lanigan	Lanigan	3.8
Agrium
Vanscoy	Vade	2.1	0.8	2013 - 2015
Mosaic
Belle Plaine	Belle Plaine	2.8	2.0	2012 - 2020
Colonsay	Colonsay	1.8	1.3	2011 - 2017
Mosaic and Potash Corp of Saskatchewan (PCS)
Esterhazy	Esterhazy	5.3	1.8	2011 - 2018
Total		22.5	11.8
Potential new mines			25.0

* Million tonnes

Source: Company data

SASKATCHEWAN POTASH MINES

Potash mines

Based on current expansion plans and new potential mines, potash production capacity could increase from about 22 million tonnes to nearly 60 million tonnes over the next five to 10 years.

Saskatoon

SASKATOON
Cory
Vanscoy
Patience Lake
Colonsay
Lanigan
Allan Mine
REGINA
Belle Plaine
Esterhazy
Rocanville

COAL

2010 Commodity Breakdown
% of revenues

86	Coal
14	Petroleum coke

Carloads
in thousands

375	2008
426	2009
499	2010
242	2010 H1
232	2011 H1

Revenue ton miles
in millions

14,886	2008
14,805	2009
19,766	2010
9,267	2010 H1
9,949	2011 H1

COAL

OVERVIEW

Of the traffic moved by the Coal commodity group in 2010, 57 per cent originated in Canada and 43 per cent originated in the United States. Coal provided 86 per cent of revenues for this commodity group, and petroleum coke provided 14 per cent.

CN’s Coal business consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. CN has access to 13 coal mines and seven petroleum coke producing facilities in Canada and the U.S.

CANADIAN COAL

CN’s Canadian coal business competes on a world scale and is composed primarily of metallurgical coal traffic. This metallurgical coal accounts for 71 per cent of CN’s Canadian coal originated revenues.

METALLURGICAL COAL CN’s Canadian Coal business includes metallurgical coal, generally exported to steel makers in Japan, Korea, China through two coal terminals in the Vancouver area (Westshore and Neptune) and one terminal at Prince Rupert, B.C. (Ridley Terminals).

THERMAL COAL Canadian thermal coal is delivered to West Coast ports for deep sea export and power utilities – primarily in Eastern Canada.

U.S. COAL

In the United States, thermal coal is transported from mines served in southern Illinois, or from Western U.S. mines through interchange with other railroads, to major utilities in the Midwest and Southeast United States, as well as to offshore markets.

The Illinois Basin is a major bituminous coal-producing area, and includes the coalfields of Illinois, Indiana and western Kentucky. Illinois Basin coal is increasingly exported via the Mississippi River.

In 2011, CN started handling U.S. Powder River Basin (PRB) coal for offshore exports through Ridley Terminals at Prince Rupert in connection with other Class I railways. This new trend to ship PRB coal through Prince Rupert is the result of strong Asian demand for coal.

COAL

PETROLEUM COKE

The petroleum coke (or petcoke) industry is seeing a demand shift from the matured western markets to the rapidly growing Chinese and Indian markets. Asian demand has increased the viability of export shipping from Fort McMurray, Alta. To facilitate increased volumes, CN has invested millions of dollars in the construction of a new petcoke transload facility at Fort McMurray. The facility’s annual handling and loading capacity will be more than one million tonnes.

REVIEW

For the year ended December 31, 2010, revenues for the Coal business group increased by $136 million, or 29 per cent, when compared to 2009. CN’s supply-chain approach, rebounding Asian steel markets, and business from new mines combined to generate stronger coal shipments to western export terminals. For 2010, CN’s West Coast coal carloads to Vancouver and Prince Rupert rose by 53 per cent. Expanding demand for thermal coal in the U.S., freight rate increases, and the impact of a higher fuel surcharge also contributed to growth. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

Revenues for the Coal business group increased by $16 million, or six per cent, in the first six months of 2011 when compared to the same period in 2010. The increase was mainly due to strong demand from offshore markets, favourably impacting North American coal producers; freight rate increases; and the impact of a higher fuel surcharge. These gains were partly offset by the negative translation impact of the stronger Canadian dollar and decreased volumes of Canadian petroleum coke, particularly in the first quarter.

COAL

OUTLOOK

As mentioned previously, 2010 was a strong year for coal, and CN is well positioned to continue to grow in a market that is seeing increasing domestic and global demand. CN is well positioned as a key supplier to help customers succeed as they expand their production capacity over the coming years.

Canadian coal producers are expected to continue to benefit from strong offshore demand for metallurgical and thermal coal. China and India are currently driving high metallurgical coal demand. Coal-based power generation in the Asia Pacific region is also driving increased demand for thermal coal. Canadian mine expansions as well as additional port capacity will enable Canadian coal suppliers to take full advantage of this strong market. CN will contribute as an important supply-chain link through its collaboration with coal suppliers.

U.S. domestic coal shipments are also expected to benefit from a drawdown of coal inventories at utility plants, while U.S. coal exports should continue to benefit from European and other offshore demand. In June 2011, CN sold all IC RailMarine Terminal Company assets (Convent, La.) to Raven Energy LLC (an affiliate of Foresight Energy LLC and the Cline Group) for US$73 million and entered into a 10-year coal transportation agreement with Savatran LLC (another Foresight and Cline affiliate) to haul coal from four Illinois mines to the Convent, La. transfer facility. Under the agreement, Savatran will ship a minimum annual volume of coal via CN. The new owner will expand the facility’s capacity to eight million tons of export coal per year, up from the current four-million-ton capacity, with the potential for an additional eight-million-ton expansion as market conditions warrant.

Asia, led by China, is expected to overtake the U.S. as the largest global demand centre for petcoke in the next few years. India, the world’s second-largest cement producer, is also expected to see strong growth in the petcoke market.

HIGHLY EFFICIENT UNIT TRAINS
INCLUDE DISTRIBUTED POWER-
EQUIPPED LOCOMOTIVES AND
LIGHT ALUMINUM RAILCARS.

COAL

CN provides service to and from the following coal mines in Western Canada.

CANADIAN FACILITIES
Coal mines	Coal type	Operator	Location	Destination	Estimated annual
				(terminal)	production
1. Bienfait	Thermal	Prairie Mines and Royalty Limited	Estevan, Sask.	Marmion Lake, Ont.	0.2 million tonnes
2. Burnt River	Metallurgical	Walter Energy Western Coal Inc.	Tumbler Ridge, B.C.	Ridley	2.0 million tonnes
3. Cheviot	Metallurgical	Teck Coal Limited	near Cadomin, Alta.	Vancouver, Ridley	2.0 million tonnes
4. Coal Valley	Thermal	Coal Valley Resources Incorporated	near Robb, Alta.	Vancouver, Winniandy, Ridley	4.0 million tonnes
5. Grande Cache	Metallurgical	Grande Cache Coal Corporation	Grande Cache, Alta.	Vancouver, Thunder Bay	2.0 million tonnes
6. Obed	Thermal	Coal Valley Resources Incorporated	Dalehurst, Alta.	Vancouver, Ridley	1.2 million tonnes
7. Trend	Metallurgical	Peace River Coal Incorporated	Tumbler Ridge, B.C.	Ridley	0.9 million tonnes
8. Wolverine	Metallurgical	Walter Energy Western Coal Inc.	Tumbler Ridge, B.C.	Ridley, Burns Harbor	2.4 million tonnes
9. Willow Creek	Metallurgical	Walter Energy Western Coal Inc.	near Chetwynd, B.C.	Ridley	1.0 million tonnes

Terminals	Operator	Location	Estimated annual	Estimated planned expansion
capacity
1. Neptune	Neptune Bulk Terminals	North Vancouver, B.C.	9.0 million tonnes	3.5 million tonnes by 2012
2. Ridley	Ridley Terminals, Inc.	Prince Rupert, B.C.	12.0 million tonnes	12.0 million tonnes by 2014
3. Thunder Bay	Thunder Bay Terminals, Ltd.	Thunder Bay, Ont.	11.0 million tonnes
4. Westshore	Westshore Terminals	Greater Vancouver (Delta),, B.C.	29.0 million tonnes	4.0 million tonnes by 2012

CN provides service to and from the following coal mines and terminals in the U.S.

U.S. FACILITIES
Coal mines	Coal type	Operator	Location	Destination	Estimated annual
				(terminal)	production
10. Crown, III.	Thermal	Springfield Coal	Farmersville, Ill.	Various power plants	3.0 million tons
and river terminals
11. Galatia	Thermal	American Coal Company	Galatia, Ill.	Various power plants	7.2 million tons
and river terminals
12. Pond Creek	Thermal	Foresight Energy	Dial, Ill.	Various power plants	6.5 million tons
and river terminals
13. Sugar Camp	Thermal	Foresight Energy	Sugar Camp, Ill.	Various power plants	7.0 million tons
and river terminals

Terminals	Operator	Location	Estimated annual	Estimated planned expansion
capacity
5. Cahokia	Cahokia Marine Service	Sauget, Ill. (via GWWR)	5.0 million tons
6. Calvert City	Southern Coal Handling	Madisonville, Ky. (via PAL)	6.0 million tons
7. CG&B	Consolidated Grain & Barge	Mound City, Ill.	3.0 million tons
8. Cook	Cook Coal Terminal	Metropolis, Ill.	20.0 million tons
9. Duquesne Wharf	Union Railroad	S.E. Pittsburgh, Pa.	8.5 million net tons
10. GRT 1	Kinder Morgan Energy	Grand Rivers, Ky. (via PAL)	12.0 million tons
11. GRT 2	Kinder Morgan Energy	Grand Rivers, Ky. (via PAL)	8.0 million tons
12. Convent Marine	Raven Energy LLC	Convent, La.	4.3 million tons	12.0 million tons
Terminal
13. IEI	IEI Barge Services	East Dubuque, Ill.	1.7 million tons
14. KCBX	KCBX	Chicago, Ill.	4.5 million tons
15. McDuffie	Alabama State Docks	Mobile, Ala.	10.0 million tons
16. P&C Dock	GLT	Conneaut, Ohio	11.0 million tons
17. Williams Bulk	Alliant Energy	Williams, Iowa	0.6 million tons

Ramp	Operator	Location	Loading capacity
14. Carbondale	Knight Hawk Coal	Carbondale, Ill.	1,000 tons per hour

MINES AND TRANSLOAD TERMINALS

Hay River
Fort Nelson
Prince Rupert
Prince George
Fort McMurray
Edmonton
Saskatoon
Kamloops
Calgary
Vancouver
Regina
Winnipeg
Thunder Bay
Hearst
Sept-Îles
Baie-Comeau
Matane
Moncton
Halifax
Quebec
Montreal
Saint John
Auburn
Duluth
Sault Ste Marie
Stevens Point
Green Bay
Minneapolis
Fond du Lac
Toronto
Sarnia
Buffalo
New London
Detroit
Toledo
Conneaut
New York
Sioux City
Chicago
Pittsburgh
Omaha
East Peoria
Springfield
St. Louis
Memphis
Mobile
Baton Rouge
Pascagoula
New Orleans
Terminals
Mines

MARKETS

59

2011 CN INVESTOR FACT BOOK

COAL SUPPLY-CHAIN INNOVATION

FROM MINE TO SHIP

CN has changed the way it manages coal flow from mines to West Coast terminals. This has helped improve service to coal customers and grow their Asian market volumes.

The Company has developed a comprehensive new supply-chain approach. A series of clear metrics makes the supply chain more transparent to CN managers – highlighting coal inventories on hand at export terminals and mines, the arrival date of vessels at ports, the amount of coal being shipped from mines, and the number of trains in transit to and from the mines.

CN analyzes the complete supply chain from mine to ship. Upcoming vessel schedule and vessel capacity are reviewed to determine port stockpile minimum requirements. This in turn determines how many trains are required and the timeframe. It is important to know what is going on at the mine – since mine stockpile and production level, along with empty and loaded trains in the pipeline are analyzed to determine if there could be any potential challenge regarding vessel-loading deadlines. This is consistent with the CN principle of locomotive, crew, and equipment optimization. Colour coding is used to identify status: caution, boiling point, and on track.

CN’s new supply-chain approach, strong Asian demand, and business from new mines have combined to generate stronger coal shipments to western export terminals.

RIDLEY TERMINALS, INC.
PRINCE RUPERT, B.C.

COAL SPOTLIGHT

CANADIAN METALLURGICAL AND THERMAL COAL – A BRIGHT FUTURE

In 2010 CN shipped 16 million tonnes of export coal to the West Coast, of which 12 million tonnes was metallurgical coal and four million tonnes was thermal coal. With high export coal demand, new mine openings, and existing mine and port expansions, CN traffic is expected to increase.

The major players in the Canadian metallurgical coal business are Teck Coal Ltd., Walter Energy Western Coal (which purchased Western Coal in 2011), Peace River Coal Inc., and Grande Cache Coal Corp. Coal Valley Resources Inc. ships thermal coal.

A number of major mine expansions and new mine openings stand to benefit CN. In all, up to 25 million tonnes of additional coal per year could be available for CN to ship over the next three to four years. In addition, PRB coal shipments to Ridley Terminals present potential growth opportunities because of overseas thermal coal demand.

CN’S SUPPLY - CHAIN ADVANTAGE
PRINCE RUPERT TO ASIA vs AUSTRALIA TO ASIA
METALLURGICAL COAL

CANADIAN EXPORT MARKETS:
JAPAN, KOREA AND NORTHERN CHINA
QINHUANGDAO
PUSAN
FUKUYAMA
NEWCASTLE
12-DAY WAITING QUEUE
5000 NAUTICAL MILES
16.3 DAYS SAILING + 12 DAYS QUEUING
4524 NAUTICAL MILES
14.7 DAYS SAILING + 12 DAYS QUEUING
4415 NAUTICAL MILES
14.4 DAYS SAILING + 12 DAYS QUEUING
4830 NAUTICAL MILES
15.7 DAYS SAILING +
3 DAYS QUEUING
4196 NAUTICAL MILES
13.7 DAYS SAILING +
3 DAYS QUEUING
4165 NAUTICAL MILES
13.6 DAYS SAILING +
3 DAYS QUEUING

PRINCE RUPERT 10-DAY SUPPLY-CHAIN ADVANTAGE

VARIANCE	QINHUANGDAO	PUSAN	FUKUYAMA
Miles	170	328	250
Sailing days	0.6	1.0	0.8
Vessel queue in days	9	9	9
Total Prince Rupert advantage	10 days	10 days	10 days

Expansion plans are in the works at the ports of Vancouver and Prince Rupert to accommodate these expected additional volumes.
RIDLEY TERMINALS Terminals can load up to 12  million tonnes of coal annually. With the addition of a second dumper and new stacker reclaimer, capacity is expected to increase to 24 million tonnes by 2014.

WESTSHORE TERMINAL Westshore Terminal in Vancouver has announced a capital upgrade and capacity expansion. The upgrade involves the change-out of the existing single dumper to a double dumper, and related equipment improvements. The project is scheduled for completion by the end of 2012. The anticipated rated terminal throughput capacity increase is approximately 33 million tonnes, up from the current 29 million tonnes.

NEPTUNE TERMINAL Neptune Terminal in Vancouver announced over $60  million of investments in its facility. These investments include a new stacker reclaimer that should increase annual coal-handling capacity from nine million tonnes today to 12.5 million tonnes in 2012.

FOREST PRODUCTS

2010 Commodity Breakdown
% of revenues

38	Fibres
32	Lumber
23	Paper
7	Panels

Carloads
in thousands

511	2008
403	2009
423	2010
210	2010 H1
221	2011 H1

Revenue ton miles
in millions

33,847	2008
27,594	2009
28,936	2010
14,636	2010 H1
14,433	2011 H1

5681
5681
CN

FOREST PRODUCTS

OVERVIEW

Among North America’s railroads, CN is the largest carrier of forest products and offers the first truly integrated North American transportation solution. Forest products commodities include lumber, wood pulp, paper, panel and other fibres such as logs, wood pellets and wood chips. In 2010, CN’s Forest products revenues were distributed as follows – fibres 38 per cent, lumber 32 per cent; paper 23 per cent and panels seven per cent.

     CN provides extensive rail access to the western and eastern Canadian fibre-producing regions – among the largest fibre source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and Southern U.S. corridors with interline connections to other Class I railroads. CN is the only North American railroad with access to the West, East and Gulf coasts. CN’s unique tri-coastal network provides a number of import/export gateways to customers with interests outside North America. This strategic network, combined with CN’s transload capabilities, allows all CN customers to take full advantage of the Company’s rail and Intermodal offering and extend their reach to new markets in Asia, South America and Europe –solidifying their global market positions.

     Despite the cyclical fluctuations in demand for forest products, CN’s geographical advantages, product diversity, and international customer base help to reduce the impact of these market fluctuations. Furthermore, CN’s continued drive to improve service enhances the Company’s competitive position in the transportation industry.

FOREST PRODUCTS

LUMBER AND PANELS

CN’s lumber shipments originate mainly in Western Canada and are destined for various points in North America and offshore.

LUMBER The lumber market is driven primarily by North American lumber consumption for new construction as well as for renovations. The housing market in the United States has been severely affected by the 2009 economic recession and recovery is very slow. U.S. housing starts reached a peak of 2.07 million units in 2005 but have since dropped significantly to average 587,000 units in 2010 and 570,000 in the first half of 2011. This downturn has led Canadian producers to look at new emerging markets, including China. Lumber exports to China now account for close to 25 per cent of the western Canadian total and are expected to continue to increase in the years to come.

     A large portion of this new traffic is shipped by containers to Asia via the ports of Vancouver and Prince Rupert. Lumber can be transloaded inland at CN’s Prince George transload facility or at the various coastal transload facilities in Vancouver.

Together
We stand for innovation and productivity
Moving goods,
helping foster prosperity.
CN
www.cn.ca

FOREST PRODUCTS

WOOD PELLETS WOOD CHIPS	PANELS Panel shipments originate both in Western and Eastern Canada, bound mainly for destinations within North America. The largest end market for panel products is the construction market, particularly residential construction. The panel market remains difficult and will recover in step with the U.S. housing market.

PULP AND PAPER

Pulp and paper consumption is linked closely to overall economic conditions, primarily in the U.S., and to global paper demand.

PULP Pulp is predominantly used as a major component in the manufacturing of paper, tissue, diapers and other personal care products, and paperboard. The majority of CN-served wood pulp producers are located in Western Canada, with most consumers located overseas, mainly in Asia. Canada is currently the second-largest market pulp producer, surpassed only by Brazil.

PAPER North American demand for most paper grades is shrinking, with the newsprint sector being the hardest hit, down approximately 45 per cent since 2007. The decline in newsprint consumption is driven largely by increased competition from alternate media sources, including 24-hour television news channels, the Internet and new technologies such as electronic notebooks and tablets.

     A rise in global trade of forest products is also changing supply and demand flows. Increasing worldwide consumption of pulpboard and tissue products has led to an increase in overseas production capacity. Manufacturers in developing markets, notably India and China, have been forced to import a significant amount of raw materials, primarily wood pulp and recycled paper, from Russia, North America and other fibre-rich regions because of scarce domestic wood fibre supply.

WOOD PELLETS Wood pellets, a green source of concentrated heating energy, are made from sawdust and wood chip residue from sawmill operations. In 2010, CN shipped over one million tons of wood pellets. The Company sees more opportunities for this relatively new commodity. CN’s network has direct access to wood pellet production areas and reaches key consumption markets in Eastern Canada and the Northeastern U.S., as well as key export terminals on the Pacific, Atlantic and Gulf coasts.

REVIEW

For the year ended December 31, 2010, revenues for the Forest products group increased by $36 million, or three per cent, when compared to 2009. The increase was mainly due to higher shipments of wood pulp and lumber to offshore markets, the impact of a higher fuel surcharge, and freight rate increases. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

     Revenues for the Forest products group increased by $29 million, or five  per cent, in the first six months of 2011 when compared to the same period in 2010. The increase in the first half of 2011 was mainly attributable to freight rate increases; the impact of a higher fuel surcharge; and increased shipments of paper, pulpboard and wood pellets. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

FOREST PRODUCTS

OUTLOOK

The global recession of 2009 had a significant impact on all markets at CN including Forest products, where carloads dropped by 21 per cent. The business segment recovered in 2010 with five per cent carload growth.

     The U.S. housing market continues to struggle with a high number of foreclosures and weak housing prices, and is expected to recover at a moderate pace over the long term. Canadian producers continue to look for other markets, and Asia will continue to play an increasing role in lumber consumption.

     The wood pulp segment is expected to benefit from solid offshore markets. Wood pellets are expected to flow primarily into European markets, while fibres in the form of wood pulp and wood chips will move mainly into the Asian market.

     The Company continues to develop and diversify product offerings, such as car reload programs and intermodal options; as well as expand its presence in developing markets for wood pellets, lumber, wood pulp and recycled paper. CN-served western Canadian producers continue to be some of the most cost-efficient mills in North America, and are focused on continuing to take advantage of new market opportunities for mountain pine beetle-affected wood.

     With the increasing globalization of traffic flows and the growth of emerging product markets, CN is looking for new opportunities beyond the traditional Forest products segments.

FOREST PRODUCTS SUPPLY-CHAIN INNOVATION

SEVEN-DAY-A-WEEK SERVICE

CN, Squamish Terminals Ltd., Tembec Inc., Canfor Pulp Limited Partnership (CPLP), West Fraser Timber Co. Ltd. (WFT) and Daishowa-Marubeni International Ltd. reached an agreement in January 2011. Under this new agreement, CN provides seven-day-a-week service to Squamish Terminals, which in turn guarantees to unload pulp cars daily. The producers work with both CN and Squamish Terminals to manage inbound traffic flows to match export vessel schedules.

This agreement is intended to optimize the flow of wood pulp exports to global markets through Squamish Terminals, one of the largest pulp- handling terminals on North America’s West Coast. The agreement will add even greater transparency and accountability to the supply chain.

For the terminal operator, the agreement allows it to better plan transhipments of export pulp from rail to ocean-going vessel. This enhanced planning capability includes better forecasting of handling-equipment requirements and terminal-operations staffing needs. For the wood pulp producers, it helps them to reach the highest reliability levels for product delivery, and to provide superior customer service.

All stakeholders in this supply chain benefit from increased efficiencies and higher throughput. They stand ready to increase their share of growing international wood-pulp markets.

FOREST PRODUCTS SPOTLIGHT

CN TRANSLOAD FACILITIES

CN’s Forest products transload facilities network includes 17 strategically positioned transfer, warehousing and reload facilities handling over two million tons of forest products each year. These facilities provide a number of value-added services to rail and non-rail-served shippers and receivers. This allows the Company to extend existing rail shippers’ market reach and enable non-rail-served shippers and receivers to benefit from rail transportation’s cost advantages.

This network provides value-added services to CN customers:

•	Positions products for just-in-time deliveries to markets outside their existing service areas.

•	Reduces or eliminates customers’ capital expenditures and corporate risk.

•	Provides state-of-the-art transfer and transportation services.

•	Reduces or eliminates customers’ need for on-site storage.

•	Provides seamless integration with CN’s rail network for non-rail served customers.

VANCOUVER TRANSLOAD In the fall of 2011, CN is scheduled to start operation of the lumber container export facility at its Thornton Yard in Surrey, B.C. It will have an initial footprint of eight acres and throughput capacity of approximately 10,000  containers per year, with room to grow up to 20 acres. The facility, supplied with railcars of lumber originating in communities in the British Columbia Interior, will make it easier to transport lumber to export markets in China.

PRINCE GEORGE TRANSLOAD CN is also planning to increase lumber transload capacity at its Prince George transload facility to more than 30,000 containers annually. The facility was built in 2007 to support Port of Prince Rupert export opportunities. Prince George, located 500 miles east of Prince Rupert, is in close proximity to British Columbia’s large fibre reserves and other natural resources.

FOREST PRODUCTS TRANSLOAD FACILITIES

Prince Rupert
Prince George
17 strategically located transload facilities handling over two million tons of forest products per year.
Edmonton
North Battleford
North Vancouver
Surrey
Calgary
Saskatoon
Winnipeg
Rail network and intermodal terminals on the East, West and Gulf coasts are well positioned to offer seamless access to key port facilities and a gateway to global trade.
Thunder Bay
Quebec
Moncton
Halifax
Montreal
Chippewa Falls
Toronto
Detroit
Chicago
Memphis
Jackson
New Orleans
CN intermodal terminals
Forest products transload facilities

AUTOMOTIVE

2010 Commodity Breakdown
% of revenues

88 Finished vehicles
12 Vehicle parts

Carloads
in thousands

201	2008
154	2009
201	2010
105	2010 H1
112	2011 H1

Revenue ton miles
in millions

2,590	2008
2,070	2009
2,545	2010
1,365	2010 H1
1,320	2011 H1

AUTOMOTIVE

OVERVIEW

CN is a transportation leader for the automotive industry, handling over 1.8 million vehicles in 2010. CN is also a key player in the automotive supply chain, originating and delivering products throughout North America, as well as importing and exporting new vehicles through the ports of Halifax and Vancouver. CN’s rail network, vehicle distribution facilities and Intermodal terminals on the West and East coasts are well positioned to offer seamless access to key port facilities and global trade.

     The Company participates in the movement of finished vehicles and parts, providing access to certain vehicle assembly plants in Canada, and Michigan and Mississippi in the U.S. CN also serves vehicle-distribution facilities in Canada and the U.S., as well as parts-production facilities in Michigan and Ontario.

     CN’s north-south positioning – with rail connections to all Class I carriers at major gateways including Chicago, Ill.; Detroit, Mich.; and Buffalo, N.Y. – offers automotive customers routing alternatives between Canadian, U.S. and Mexican locations. CN also offers service beyond the Chicago gateway, extending its automotive reach to a variety of interchange locations including Salem, Ill. and Memphis, Tenn.

     In 2010, CN’s finished-vehicle traffic totalled 88 per cent of the Automotive group’s revenues, while vehicle parts made up the remaining 12 per cent. The Company’s Automotive revenues are closely correlated to automotive production and sales in North America.

AUTOMOTIVE

Automobile distribution centres accessible by CN

Allied Systems	Delta, B.C.
Annacis Auto Terminals	Delta, B.C.
Calgary	Calgary, Alta.
Charny**	Charny, Que.
Corner Brook	Corner Brook, N.L.
Edmonton**	Edmonton, Alta.
Flat Rock**	Flat Rock, Mich.
Fraser Wharves	Richmond, B.C.
Halifax**	Eastern Passage, N.S.
Jackson**	Jackson, Miss.
King Road**	Woodhaven, Mich.
Lansing**	Charlotte, Mich.
Moncton**	Moncton, N.B.
Montreal**	St. Laurent, Que.
Markham**	Harvey, Ill. (Chicago)
Regina	Regina, Sask.
Saskatoon**	Saskatoon, Sask.
St. John’s	St. John’s, N.L.
Toronto**	Concord, Ont.
Windsor	Windsor, Ont.
Winnipeg	Winnipeg, Man.
Woodhaven	Woodhaven, Mich.

**Autoport facility

REVIEW

For the year ending December 31, 2010, revenues for the Automotive group increased by $102 million, or 29 per cent, when compared to 2009. The increase was mainly due to significantly higher volumes of domestic finished vehicle traffic, freight rate increases, and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

     Revenues for the Automotive group increased by $3 million, or one per cent, in the first six months of 2011 when compared to the same period in 2010. The increase was mainly due to freight rate increases and higher domestic finished vehicle volumes, partly offset by the negative translation impact of the stronger Canadian dollar and lower shipments of imported finished vehicles partly due to the impact of the Japanese earthquake and tsunami in March 2011.

OUTLOOK

The recovery in the automotive industry is expected to continue progressively, following a strong year in 2010. CN is well positioned to handle this upswing, serving automotive facilities that uniquely provide product for the North American market. The Company continues to work with its automotive customers to develop new supply-chain opportunities that will use CN’s rail network and assets for vehicle and automotive parts domestic and global distribution.

AUTOMOTIVE SPOTLIGHT

CN AUTOPORT

CN Autoport, a subsidiary company, offers automotive manufacturers a comprehensive range of vehicle-logistics services. A mainstay in the industry for 38 years, CN Autoport processed 2.4 million vehicles in 2010. Autoport’s customers include Ford, GM and Chrysler, as well as all European, Japanese and Korean manufacturers. Autoport’s vehicle services include: OEM yard management, quality assurance inspections, railcar load and off-load and vehicle release to haulaway carriers. Each transportation component is an integral part of the finished-vehicle supply chain. At several facilities, Autoport also provides for vehicle preparation including mechanical repair, paint and body-shop work. Autoport manages manufacturers’ vehicle inventory, full dealer pre-delivery inspection (PDI), and vehicle programs such as battery, wrap guard, maintenance, accessory and air conditioning installation.

AUTOMOTIVE SUPPLY-CHAIN INNOVATION

IMPROVING DWELL TIME AT HALIFAX AUTOPORT

Autoport’s Halifax (Eastern Passage) Terminal, one of the largest vehicle-processing and transloading facilities in North America, receives vehicles weekly from ocean-going vessels. Autoport processes and transfers these vehicles to CN railcars for distribution throughout Canada. During 2010, Autoport undertook a comprehensive review of the supply-chain steps to reduce port dwell times. It adopted a “vehicle end-to-end approach” – including everything from ship discharge to vehicle dwell time and ground count reductions to rail transit improvements and dealer delivery. In providing for the dynamic and demanding global vehicle environment, these new processes have reduced vehicle port dwell times by 25 per cent since implementation, benefiting both manufacturers and consumers in terms of vehicle delivery and quality.

ASSEMBLY AND PARTS PLANTS
Car and truck models at CN-accessed assembly plants

Location	Manufacturer	Model

CANADA
ONTARIO

Oshawa	GM	Chevrolet Impala
Chevrolet Camaro
Chevrolet Equinox

Ingersoll	GM	Chevrolet Equinox
GMC Terrain

Oakville	Ford	Ford Edge
Ford Flex
Lincoln MKX
Lincoln MKT

Alliston	Honda	Acura CSX / MDX / ZDX
Honda Civic

Cambridge	Toyota	Toyota Corolla
Toyota Matrix
Lexus RX350

Woodstock	Toyota	RAV4

UNITED STATES
MICHIGAN

Flint	GM	Chevrolet Silverado
GMC Sierra

Detroit	GM	Cadillac DTS
(Hamtramck)		Buick Lucerne
Chevrolet Volt

Orion	GM	Chevrolet Sonic
Chevrolet Orlando
Buick Verano

Lansing	GM	Cadillac CTS / STS
(Grand River Plant)

Lansing	GM	Buick Enclave
(Delta Plant)		GMC Acadia
Chevrolet Traverse

Rouge	Ford	Ford F-150
(Dearborn)

Flat Rock	Ford	Mustang
(Auto Alliance)		Mazda6

MISSISSIPPI

Canton	Nissan	Altima
Armada
Quest
Titan

PETROLEUM & CHEMICALS

2010 Commodity Breakdown
% of revenues

36	Chemicals
21	Petroleum
17	Liquified gas products
15	Plastics
11	Sulfur

Carloads
in thousands

547	2008
511	2009
549	2010
272	2010 H1
278	2011 H1

Revenue ton miles
in millions

32,346	2008
29,381	2009
31,190	2010
15,554	2010 H1
16,076	2011 H1

PETROLEUM & CHEMICALS

OVERVIEW

CN’s Petroleum and chemicals commodity group is responsible for the movement of a wide range of commodities. CN ships petroleum products such as sulfur, crude oil, gasoline, ultra low sulfur diesel, jet fuel, asphalt, liquefied petroleum gases (LPG), alternative fuels, plastic pellets and feedstocks, petroleum and lubricant oil. On the chemicals side, CN handles a wide array of products, including sulfuric acid, caustic soda, pulp mill chemicals, methanol, salt, muriatic acid, industrial chemical gases, chlorine, ethylene glycol and insecticides.

     Plastics, liquefied petroleum gas products (LPGs), petroleum products, and sulfur represented 64 per cent of the commodity group’s revenues in 2010, while chemicals made up the remaining 36 per cent. The primary markets for these commodities are within North America. As such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major centre for natural gas feedstock and world-scale petrochemicals and plastics; and in eastern Canadian regional plants.

GULF OF MEXICO In the Gulf of Mexico, the Company benefits from access to the Louisiana petrochemical corridor, and port connections which enable customers to penetrate markets all over the U.S. and Canada. CN works closely with many waterborne freight terminal operators, facilitating the movement of imports and exports throughout North America.

PETROLEUM & CHEMICALS

NORTHERN AlBERTA In northern Alberta, CN serves the petroleum and gas industry in the heart of the oil sands area and connects to ports on the Pacific, Atlantic and Gulf coasts for offshore imports and exports. In addition to its role as Canada’s major centre for natural gas, feedstock, petrochemicals and plastics, this area is also home to the oil sands development. The oil sands present exciting opportunities for outbound crude oil, ultra low sulfur diesel, and sulfur products as oil companies continue to increase development and production.

EASTERN CANADA In Eastern Canada, CN transports products from various regional plants to customers in Canada, the U.S., and overseas. CN is the major rail carrier serving the Sarnia, Ont. petrochemical cluster. Customers in this area of the network should benefit from the large Marcellus Shale gas supply, which is expected to provide long-term feedstock stability.

     CN is also linked to various Western Canada oil and gas developments in British Columbia, Alberta, and Saskatchewan’s Bakken Formation area. The Company’s transload facilities are helping customers bring their product to market.

CARGOFLO® An extensive network of strategically located CargoFlo® facilities for liquid transfer and break-bulk needs complements CN’s direct-rail franchise, enabling the Company to offer complete door-to-door service to customers. This network provides the economy of long-distance rail transportation with the flexibility of short-haul truck delivery anywhere in Canada, the U.S. and Mexico.

     CN is also focused on the movement of ISO tank equipment on its Intermodal service. To complement ISO tank service, CN is also offering flexitank service, a special equipment for transportation of bulk cargoes, using

PETROLEUM & CHEMICALS

a standard 20-foot container. The Company works with its liquid shippers throughout its network for export and import to and from major markets such as South America and Asia.

REVIEW

For the year ended December 31, 2010, revenues for Petroleum and chemicals increased by $62 million, or five per cent, when compared to 2009. The increase was mainly due to increased shipments of chemical products, resulting from improvements in industrial production; increased shipments of sulfur and petroleum products; freight rate increases; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

     For the first six months ended June 30, 2011, revenues for Petroleum and chemicals increased by $32 million, or five per cent, when compared to the same period in 2010. The increase was mainly due to the impact of a higher fuel surcharge; freight rate increases; and greater shipments of chemical products as a result of improvements in industrial production, and refined petroleum products. These factors were partly offset by the negative translation impact of the stronger Canadian dollar and lower condensate volumes.

OUTLOOK

The Alberta oil sands development continues to represent attractive growth opportunities for CN. Although some projects have been delayed over the last few years as a result of the global economic crisis in 2009, more favourable oil prices have put some of these projects back in the spotlight. CN continues to work closely with customers in Alberta to capitalize on oil- and gas-related opportunities. In particular, CN sees potential for the outbound movement of oil sands products such as bitumen and synthetic crude to refineries in the U.S. Gulf Coast region, or eventually through West Coast ports to offshore markets. CN’s PipelineOnRail™ service offers shippers the ability to move oil sands products to market and use the same railcars to ship condensate to the oil sands. The concept is an attractive alternative to incremental pipeline capacity for shippers since it offers them destination options and volume flexibility, with little to no capital investment. In addition, CN is extending the PipelineOnRail™ service to the Bakken Formation oil reserves in southern Saskatchewan where there are significant opportunities for outbound shipments. CN can also supply chemicals required for well drilling and oil sands production.

     CN also sees opportunities to capitalize on market-segment shifts. For example, as North American market production declines in certain chemical segments, and offshore imports fill the void, CN is well positioned on North America’s three coasts to transport these imported products. Additionally, CN sees opportunities to benefit from shifts in the refined petroleum market, including additional opportunities to move jet fuel and diesel fuel.

PETROLEUM & CHEMICALS SPOTLIGHT

SERVICE TO THE OIL AND GAS INDUSTRY

OIL SANDS Canada’s oil sands deposits in northern Alberta are second only to Saudi Arabia’s reserves. In 2008, CN purchased the line that serves the oil sands region, extending its network up to Fort McMurray, Alta. The Company also spent a considerable amount of capital to upgrade the line. CN is well equipped to play a key role in the transportation, logistics, and transloading of steel, pipes, equipment, machinery, cement and other materials needed for oil sands infrastructure construction. These materials come from points throughout the vast CN network, and from overseas. There are other opportunities as well for CN, since materials and equipment are also needed for northern Alberta’s industrial development and expansion of surrounding residential and commercial areas. CN is uniquely positioned to capitalize on these opportunities, with its Alberta main line rail network located further north in relation to the competition’s.

     Daily oil production is expected to more than double over the next 10 to 15 years. As bitumen shippers face the significant financial burden of supporting new pipeline construction, this is where CN comes in. CN’s rail network is already in place – with no need for shippers to wait and little or no capital required. Since CN’s pipeline runs on its rails, it is multi-directional with outstanding connectivity, reaching markets throughout Alberta, the rest of Canada, the U.S. Midwest, the Gulf Coast, and other export destinations. It is also scalable – with no minimum volume required. Shipment of bitumen by rail requires no blending with diluents, which can provide considerable savings compared to shipping by traditional pipeline. At the same time, while diluents will continue to be needed, CN will have the opportunity to ship bitumen to market and use the same railcars to bring diluent back to the oil sands area.

BAKKEN OIL The Bakken Formation is a production area located in southern Saskatchewan, and in Montana and North Dakota. It is an emerging market for CN. Since autumn 2010, the Company has been providing a direct truck-to-rail transportation solution for Bakken crude oil at Willmar, Sask., and is also looking at other CargoFlo® transload sites in Sasketchewan and Manitoba to support Bakken oil producers. CN’s network reach gives crude producers and marketers access to the U.S. Gulf Coast, the U.S. Midwest, and Eastern and Western Canada.

     It also provides them with access to the Alberta oil sands, where Bakken crude is being used as diluent for bitumen. CN has direct access to the Louisiana Gulf coast. Using its connections to rail interline partners or barge transportation connections, CN also has access to the Texas Gulf coast. CN offers a flexible, scalable solution, with assets and service to match the Bakken sector’s evolving needs.

CN’S OIL & GAS FRANCHISE

CN'S OIL & GAS FRANCHISE

Plant sites
Rail stations
CN rail line
Pipelines
Athabasca River
Total E&P Canada
Northern Lights Project
Fort Hills L.P.
Fort Hills Project
Imperial Oil
Kearl Lake Project
Canadian Natural Resources Limited
Horizon Project
Syncrude
Aurora Project
Husky
Sunrise Project
EnCana
Borealis Project
Total E&P Canada
Joselyn Creek Project
Shell
Albian Sands Project
Suncor
Firebag Project
Petro-Canada
MacKay River Project
Syncrude
Suncor
Base Plant
Suncor
Voyageur Project
Ivanhoe Energy
Tamarack Project
Fort McMurray
Clearwater River
CN Fort McMurray Terminal
(Lynton)
Anzac
Opti-Nexen
Long Lake Project
Cheecham
Japan Canada Oil Sands
Hangingstone Project
ConocoPhillips/Total
Surmont Project
Connacher
Great Divide Project
StatoilHydro
Leismer Project
Chard
Leismer
MEG Energy
Christina Lake Project
Petrobank
Whitesands Project
Conklin
EnCana
Christina Lake Project
Devenish
Enerplus
Kirby Project
Devon
Jackfish Project
Winefred Lake
AOSPL (PEMBINA)
CORRIDOR (INTER PIPELINE)
PROPOSED FORT HILLS (ENBRIDGE)
WAUPISOO (ENBRIDGE)
ATHABASCA (ENBRIDGE)
ACCESS (MEG ENERGY)
Calling Lake
Athabasca River
Lac la Biche
Lac la Biche
Athabasca
Boyle
Alberta's Industrial Heartland
North Saskatchewan River
Edmonton
Saskatoon
SASKATCHEWAN
MANITOBA
Regina
Melville
Cromer
Willmar
Bienfait
Bakken Shale
MONTANA
NORTH DAKOTA

THE BAKKEN FORMATION

83
2011 CN INVESTOR FACT BOOK

PETROLEUM & CHEMICALS SUPPLY-CHAIN INNOVATION

PRIVATE CAR PIPELINE MANAGEMENT

CN’s private car pipeline management initiative is engineered to make the Company the carrier of choice for private car shippers. Private car pipeline management employs the same car-management principles and practices that CN uses with its own fleet. This initiative meets customers’ needs while optimizing local service in conjunction with customers’ operations, and by getting the most out of their railcar assets while they are on CN tracks.

     CN is taking a more interactive approach with its private shipper customers to better link their daily demand with the flow of their private-car fleets – both loaded and empty. This approach includes:

•	a complete supply-chain overview of customers’ loaded and empty railcars;

•	guidance regarding freight movements to enable rapid reaction to any supply-chain disruptions, and to avoid serving-yard congestion;

•
and the provision of storage locations to prevent excess equipment accumulation and congestion in the Company’s yards, and to enable the Company to respond quickly to customer demand surges or any empty-car supply-chain disruptions.

     CN has tested this concept with customers on a pilot-project basis in the first half of 2011. Feedback has been very positive, with the Company meeting customer demand and helping its customers avoid any additional diversion- and storage-related expenses.

     The ultimate goal is to synchronize the daily car supply with customers’ plant operations for optimized railcar loading.

PETROLEUM & CHEMICALS

METALS & MINERALS

2010 Commodity Breakdown
% of revenues

29	Steel
21	Non-ferrous
23	Construction materials
20	Iron ore
7	Machinery and dimensional loads

Carloads
in thousands

1,025	2008
721	2009
990	2010
489	2010 H1
480	2011 H1

Revenue ton miles
in millions

17,953	2008
12,994	2009
16,443	2010
7,988	2010 H1
8,568	2011 H1

METALS & MINERALS

OVERVIEW

CN's Metals and minerals commodity group is involved in the transportation of non-ferrous base metals, concentrates, iron ore, steel, construction materials, machinery and dimensional (large) loads. The Company provides direct rail access to aluminum, base metals, steel, frac sand and iron ore-producing regions, which are among the most important in North America.

In 2010, steel accounted for 29 per cent of the commodity group’s revenues; construction materials, 23 per cent; non-ferrous metals and concentrates, 21 per cent; iron ore, 20 per cent; and machinery and dimensional loads, seven per cent.

CN serves customers that are leaders in all areas of the metals and minerals sector. CN’s far-reaching rail service and its transload and port facilities have made the Company a leader in the transportation of copper, lead, zinc, concentrates, iron ore, refined metals and aluminum.

CN’s available capacity and its unique ability to provide consistent and reliable service put the Company in an enviable position for the conversion of truck traffic to rail. Base metals mining, oil sands initiatives, shale gas development and the recovery of the steel industry are the key growth drivers for the Metals and minerals group. Mining activities drive shipments of concentrates, metals and machinery. Oil-and-gas developments drive shipments of pipes, structural steel, frac sand, cement and dimensional loads.

REVIEW

For the year ended December 31, 2010, revenues for Metals and minerals increased by $133 million, or 18 per cent, when compared to 2009. The increase was mainly due to the continual improvement in the steel industry, which resulted in greater shipments of steel products and iron ore; stronger volumes of construction materials; and the impact of a higher fuel surcharge. These factors were partly offset by the negative translation impact of the stronger Canadian dollar.

METALS & MINERALS

For the first six months of 2011, revenues for this commodity group increased by $34 million or eight per cent. The increase was mainly due to higher shipments of steel-related products, nonferrous ore, frac sand and pipes; freight rate increases; and the impact of a higher fuel surcharge. These gains were partly offset by the negative translation impact of the stronger Canadian dollar and reduced volumes of nonferrous metals.

OUTLOOK

The Metals and minerals commodity group is well positioned to deliver good performance when North American and global economic conditions gather momentum. Long-term energy-related development including oil and gas pipeline projects, will benefit markets such as steel pipes, frac sand and dimensional loads. Wind farm developments are expected to continue to increase and rail transport will remain an important player. The steel industry, which has experienced major consolidations over the years, should benefit from increased North American steel consumption, CN’s vast network of

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METALS & MINERALS

IRON NUGGETS
metals transload facilities and the addition of more than 400 new coil cars and close to 800 new gondola cars since 2010.

The late 2010 opening of a new iron nugget plant on CN lines in Minnesota is expected to contribute to growth. In addition, CN is renewing its ore fleet with approximately 700 new cars coming on line in 2010 and 2011. The construction segment is forecasted to benefit from public and private infrastructure spending.

CN’s new, more flexible car ordering system will provide a more truck-like service offering. This new system is complemented by strategic positioning of empty cars close to the market.

The Company is well positioned to capitalize on new opportunities, thanks to its newly expanded network of rail-to-truck transload facilities, the recent expansion of its gondola and coil railcar fleet, plus its ability to provide consistent and reliable service.

METALS & MINERALS

FRAC SAND – CN HAS THE RIGHT CONNECTION

With growing demand for cleaner sources of energy, shale gas is likely to emerge as a leading choice to meet North America’s future energy needs. The shift to more horizontal wells and multistage hydraulic fracturing techniques, which require large volumes of frac sand has made shale plays in the United States and Canada economically viable and attractive to investors.

Frac sand is used in the fracking process to hold shale fractures open and let natural gas and oil flow. To achieve the best efficiencies, the sand must be strong, chemically inert, round and permeable. With quartz sand deposits that formed from a shallow ocean which encompassed the region 500 million years ago, western Wisconsin has sand that is perfect for fracking.

One of CN’s main initiatives in developing its frac sand business is to create the right supply-chain connection between producers in Wisconsin and Canadian oil and gas shales in British Columbia, Alberta and Saskatchewan, and others in the U.S.

CN is the only railroad with direct access to the North East B.C. shales. Further driving the activity in B.C. is a new liquefied natural gas (LNG) terminal planned for Kitimat and the Alberta oil sands, where natural gas is used to extract bitumen. The new LNG terminal is expected to open the shales to global market forces in the long term.

Rapid development in the shale gas sector in both Canada and the U.S. is generating huge demand for frac sand which adds up to more than 30,000 potential carloads a year for the Company.

SHALE GAS EXPLORATION AND
FRAC SANDS DEPOSIT SOURCES

MARKETS

Horn River Shale
Prince Rupert
Kitimat
Prince George
Motney Shale
Edmonton
Vancouver
Calgary
Saskatoon
Winnipeg
Bakken Shale
SOURCING OF
FRAC SAND
Chippewa Falls
Moncton
Halifax
Montreal
Auburn
Toronto
Worcester
Detroit
Chicago
Marcellus Shale
Utica Shale
Memphis
Barnett Shale
Haynesville
Shale
Jackson
Eagle Ford Shale
New Orleans
New LNG terminal
opening in 2015

METALS & MINERALS

CHICAGO METALS TRANSLOAD FACILITY

In November 2010, CN and North America Stevedoring Company, LLC (NASCO) announced the construction of a new multi-modal steel transloading facility in Chicago, the North American hub for steel transportation.

The new facility is located at the Port of Chicago on 190 acres of land adjacent to CN’s Kirk Yard and Interstate 90, roughly 13 miles south of downtown Chicago. It offers producers multi-modal transportation options by rail, truck, intermodal container, inland barge and ocean-going vessel for steel products, aluminum as well as dimensional loads and heavy equipment.

The Chicago Metals & Minerals Transload facility gives both CN and NASCO a strong foothold in the most important steel market in North America. Approximately half of the steel production and consumption on the continent takes place within a 300-mile radius of Chicago. Innovative and efficient facilities are critical to the industry.

CN serves the facility directly, tying it into its North American rail network reaching the Atlantic, Gulf and Pacific coasts. Together with NASCO, CN offers the steel industry new transportation options to tap regional and North American markets and new port gateways for imported and exported steel. The facility improves supply-chain efficiencies for the steel industry and enhances CN’s and NASCO’s competitiveness in important steel markets.

The new Chicago metals transload facility is part of a series of CN supply-chain initiatives aimed at positioning the Company to better serve its steel customers and grow its steel business. CN has also established strategic car-staging locations near producer facilities, allowing it to respond quickly to steelmakers’ spot-sales requirements. One staging location is at Sorel-Tracy, Que., northeast of Montreal, the other at Paris, Ont., located west of Hamilton.

METALS TRANSLOAD FACILITIES

MARKETS

Prince Rupert
Prince George
Fort McMurray
Edmonton
Vancouver
Calgary
Saskatoon
Winnipeg
Bienfait
Strategically located to serve the oil and gas industry.
Moncton
Halifax
Montreal
Brockville
Toronto
Hamilton
Chippewa Falls
Detroit
Chicago
Facilities in the heart of the North American motor vehicle production area.
Memphis
Jackson
New Orleans
CN Intermodal Terminals
Metals and Minerals Distribution Centres

SUSTAINABILITY

Environment
Safety
Regulation

CN's long-term success is connected to its contributions to a sustainable future.

That is why the Company is an engaged corporate citizen, committed to the safety of its employees, the public and the environment, delivering reliable, efficient service to support its customers' success in global markets. It is also why CN is dedicated to building stronger communities and providing a great place to work.

Over the past year, CN has deepened its commitment to sustainability on many fronts, delivering truly sustainable transportation solutions for customers. The Company has strengthened its corporate governance structure with the appointment of a Chief Safety and Sustainability Officer and an Assistant Vice-President of Sustainability.

CN continues to make great progress in the areas of environment and safety.

CN
CN
CN

ENVIRONMENT

TAKING ACTION TO PROTECT THE ENVIRONMENT

CN continues to deepen its commitment to environmental initiatives. The Company believes that the rail mode’s environmental and economic advantages position it as an integral part of efforts to meet challenges such as pollution prevention, greenhouse gas (GHG) emission reduction, and natural resource conservation.

In 2010, the Company had some notable achievements on the environmental front.

•	CN scored 82 per cent on the environmental dimension of the Dow Jones Sustainability Index;

•	The Company identified a large number of environmental projects in its Sustainability Action Plan;

•	It also extended its commitments to carbon-footprint reduction beyond rail operations to other fleet operations and buildings;

•	CN received an environmental award from the Railway Association of Canada for its development of a walleye-spawning ground at the Reservoir Blanc, La Tuque, Que.

CN’s environment policy covers various aspects of the life cycle of its activities, and is the platform for its environmental strategy and Sustainable Action Plan. The Company combines its expert resources, environmental management procedures, training and audits for employees and contractors, and emergency preparedness response activities to help ensure that it conducts its operations and activities while protecting the natural environment.

CARBON FOOTPRINT REDUCTION

Rail outperforms all other ground transportation modes for hauling large volumes of high-density freight over long distances. The rail mode also relieves traffic congestion and reduces stress on strained public infrastructure. CN focuses on the reduction of its carbon footprint, which includes emissions from locomotives, and non-rail vehicles such as shunt trucks and cranes (“other fleets”) used in its Intermodal yards. Locomotives account for an estimated 85 per cent of CN’s GHG emissions. Buildings account for another seven per cent, with vehicle and vessel fleets emitting the remaining eight per cent.

Efficiency and emission reduction have always been an integral part of CN’s operations – consistent with the Company’s Precision Railroading approach.

ENVIRONMENT

RAIL AND YARD OPERATIONS Emission reduction in this area is a top priority, since it accounts for more than three-quarters of the Company’s GHGs. Over the years, CN’s asset-lean Precision Railroading initiatives, fuel-efficient locomotive acquisitions and locomotive technology upgrades, innovative yard efficiencies and focused fuel-conservation practices have all contributed to the reduction of the Company’s carbon footprint. In 2010, CN acquired 102 new locomotives that are 15-20 per cent more fuel efficient and 102 fuel-efficient second-hand GE Dash 8 locomotives.

In addition to its locomotive fleet acquisitions and upgrades, CN works with manufacturers and research centres to support the development of cleaner rail technologies. The Company is currently investing $1 million in research into next-generation locomotives using GenSets and alternative fuels.

CN’s SmartYard initiative is increasing the flexibility and efficiency of traditional switching practices at the Company’s largest yards.

The Company’s crews also receive training regarding better fuel-conservation practices, such as: locomotive shutdowns in yards, streamlined railcar handling, coasting and braking strategies, and notch limiting when maximum power is not required.

BUILDING OPERATIONS The carbon footprint from CN’s building operations includes consumption of electricity and miscellaneous fuels – propane, stove oil, natural gas, furnace oil and kerosene. The Company is developing a more accurate energy-consumption measurement system. Data gathered will be analyzed and used to set reduction targets for 2015. In the meantime, CN continues to identify energy consumption reduction opportunities. Over the past few years, the Company has focused efforts on upgrading efficiency within existing buildings and yards, incorporating green designs into new buildings and yards, and creating greener IT systems.

OTHER FLEET – Intermodal trucks and other Company vehicles account for about eight per cent of GHG emissions at CN. The Company is extending its Precision Railroading-based operational excellence to the other vehicles it operates in its day-to-day business. Initiatives in this area include trucking fleet specifications for aerodynamic design packages, and engine size and weight for fuel efficiency. CN also provides subsidies to truck owner-operators as an incentive to upgrade older models for greater fuel efficiency. The Company also focuses on preventive maintenance, route optimization and operator training for truck owner-operators.

CN’s On Company Service (OCS) fleet includes cars, light-duty trucks, and specialized heavy-duty trucks. The Company’s vehicle-replacement program provides for the purchase of state-of-the-art, fuel-efficient vehicles, including hybrids. CN also trains crews to reduce unnecessary vehicle idling, speeding, and insufficient utilization.

ENVIRONMENT

OTHER STRATEGIC INITIATIVES

CN constantly pursues the development of service and productivity initiatives. A focus on network velocity, train efficiency, first-mile/last-mile reliability and safety enables the Company to accommodate volume growth at low incremental cost, while maintaining a high service level for customers. Over the last five years, CN has spent almost $8 billion on capital improvements. This investment includes rail, tie and other track material replacement; and rail-line and bridge improvements. Efficient and reliable infrastructure is essential.

Innovative supply-chain solutions help to drive a lower carbon economy, and increase awareness among shippers of the strong environmental benefits of shipping by rail. CN offers a number of solutions to customers to help reduce the carbon footprint, including: modal shift protocol tools for calculating carbon credits resulting from switching from truck to rail; the shortest, most efficient routing; and other customer-centric innovations.

The Company is also growing its business to support clean energy markets. CN and its customers are capitalizing on increased opportunities in the sustainable energy sector. These include movements of biodiesel, wood pellets, and equipment related to cleaner technologies, such as wind turbines and solar panel components.

CN works together with its stakeholders to identify and implement solutions, and to reduce the supply chain’s carbon footprint. The Company increases customers’ awareness of government incentives to opt for rail-freight solutions. CN is also engaging governments in adopting the modal shift protocol throughout North America, and supporting customers in their use of the protocol. The protocol has been adopted by the provinces of Alberta and British Columbia. Customers in these provinces are eligible to receive offset credits which may be used to meet emission reduction goals, traded to other regulated emitters to help them achieve required reductions, or banked for future use. Employees are also engaged and encouraged to support sustainability efforts.

The Company is a signatory to the U.S. SmartWay Agreement, a voluntary program between the U.S. Environmental Protection Agency (EPA) and the rail industry. Its goal is the elimination of 33 to 60 million metric tons of carbon dioxide and up to 200,000 tons of nitrogen oxide emissions by 2012.

SAFETY

FRA personal injury ratio[1]
Injuries per 200,000 person hours

1.87	2007
1.78	2008
1.78	2009
1.71	2010
1.64	2010 H1
1.58	2011 H1

FRA train accident ratio[1]
Accidents per million train miles

2.73	2007
2.58	2008
2.27	2009
2.23	2010
2.02	2010 H1
2.36	2011 H1

TSB (Canada) train accident ratio
Accidents per million train miles – Canada total

10.20	2007
7.64	2008
8.18	2009
7.97	2010
7.82	2010 H1
7.62	2011 H1

(1) Based on Federal Railroad Administration (FRA) reporting criteria.

SAFETY

PUTTING SAFETY FIRST

At CN, safety is a core value that is integrated in all railroad activities. CN’s commitment is to safeguard employees and assets, customers, the community, and the environment at all times. The Company is devoted to the provision of proper training, procedures and tools to ensure a safe and secure working environment that minimizes the risk of injury or accident, and delivers customers’ shipments damage-free.

CN’s safety focus has helped the Company to rank consistently among the safest railroads in North America. The Company works closely with federal, provincial and state agencies to meet safety standards and environmental regulations. CN also partners with municipalities to integrate their safety procedures with the Company’s own procedures.

Safety highlights for 2010 include:

•	a reduction in FRA injury and accident rates;

•	an increase in risk assessments and sharing of best practices;

•	an expansion in the use of audits to assess compliance with operating rules and with CN’s Safety Management System and safety culture – an industry first.

SAFETY MANAGEMENT SYSTEM (SMS)

CN continues to make important progress in the delivery of its Safety Management Plan, and in the improvement of its safety culture. Each year, the Company invests a significant percentage of revenues in safety training, technology and infrastructure – to ensure a safe and secure working environment, and to deliver customers’ shipments damage-free.

The Company’s Safety Management System is a proactive, comprehensive program designed to minimize risk and drive continuous improvement in the reduction of injuries and accidents in day-to-day operations. SMS focuses on four areas: People, Process, Technology and Investment.

SAFETY

PEOPLE

CN works hard to create a safe workplace by fostering a culture of safety awareness and safe practices. The Company invests significantly in training, coaching, recognition and employee involvement initiatives to strengthen its safety culture, knowledge and awareness.

The Company has implemented multiple programs focused on peer-to-peer coaching, and two-way dialogue between supervisors and employees to clarify expectations regarding safe behaviours.

Employee involvement, a fundamental part of SMS, is achieved through a number of initiatives, including “SaFE” programs, involving employees in peer-to-peer observations and coaching regarding critical activities, “Safety Summits,” and annual SMS conferences.

CN’s nearly 100 joint union-management committees in Canada and the U.S. help the Company to identify top causes of injuries and accidents, and implement solutions locally. Several years ago, CN instituted a process to strengthen the effectiveness of these committees.

TECHNOLOGY AND INVESTMENT

CN is committed to investment in infrastructure and technology to maintain a safe railroad and to improve reliability for its customers. The Company has the highest capital-investment ratio in the industry for Class I railroads. In 2010, CN invested approximately $1.7 billion in capital programs, of which approximately $1 billion was dedicated to track infrastructure and other initiatives to operate a safe railroad and to improve the productivity and fluidity of its network. In 2011, the Company plans again to invest $1.7 billion in capital expenditures.

PROCESS

Process initiatives aim to make safety a systematic part of all railroad activities. The Company is focusing its efforts on the top causes of accidents and injuries.

CN has developed a process to conduct risk assessments in a structured manner. Assessments are conducted throughout the year with the involvement of health and safety committees, and are made available company-wide through CN’s intranet site.

Based on the leading root causes of accidents and injuries, CN develops and prioritizes plans to address top safety issues with quantified targets at all levels of the Company.

A critical part of any safety plan is knowledge about what to do when things go wrong. CN’s Emergency Response Plan (ERP) ensures that there is an immediate, coordinated response to deal with incidents quickly, safely and effectively. Every year, the Company’s Dangerous Goods group takes steps to enhance CN’s level of emergency preparedness and system protection.

CN’s comprehensive Security Management Plan provides a structured risk-based approach to network security management. Its key components include threat and vulnerability assessments of critical infrastructure, security alerts and countermeasures.

SAFETY

CN Police officers in the U.S. and Canada protect customer goods, prevent and investigate crime, and ensure the safety and integrity of the Company’s facilities, equipment and property. They are also actively involved in rail safety-education initiatives in communities across the CN network.

The Company continues to make considerable investments in technology and infrastructure protection to help safeguard its people, its assets, and customers’ shipments. Surveillance at all major CN yards and terminals continues to increase with the addition of technology-based security measures.

LEADERSHIP IN SAFETY
PARTNERS IN RESPONSIBLE CARE ® CN is a partner in Responsible Care® in Canada and the U.S. This ongoing performance-improvement initiative was established by the Canadian Chemical Producers’ Association (CCPA) and the American Chemistry Council (ACC).

DANGEROUS GOODS AND EMERGENCY RESPONSE In 2009 and 2010, the Dangerous Goods team further enhanced and implemented safety programs: multiple joint audits and inspections, a Tank Car Specialist Training Course for emergency responders from various communities, an Emergency Response Plan review in conjunction with various stakeholders, and the development of an enhanced Incident Notification Process.

CUSTOMER ENGAGEMENT Customers who own or lease sidings or load and unload railroad equipment have a direct effect on CN’s safety performance. The Company works closely with these customers to share best practices in conducting safe railroad operations. CN’s Railroad Customer Safety Handbook raises awareness of key safety issues and the many ways customers can enhance the safety of their operations.

REGULATION

WORKING TOGETHER WITH GOVERNMENT

CN’s rail operations are subject to economic, safety and security regulation in Canada and the United States. The Company’s rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and safety regulation by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail operations are subject to economic regulation by the Surface Transportation Board (STB) and safety regulation by the Federal Railroad Administration (FRA).

ECONOMIC REGULATION
CANADA

The CTA provides rate and service remedies, including final offer arbitration (FOA), competitive line rates and compulsory inter-switching. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. On August 12, 2008, Transport Canada announced the Terms of Reference for the Rail Freight Service Review to examine the services offered by CN and CP to Canadian shippers and customers. The review was conducted in two phases. Phase 1 consisted of analytical work to achieve a better understanding of the state of rail service. Phase 2 commenced on September 23, 2009 with the appointment of a panel to develop recommendations in consultation with stakeholders. Approximately 110 public submissions were made, including three from CN, in response to the panel’s invitation to all interested parties to provide written submissions. The panel issued an interim report on October 8, 2010, and filed its final report and recommendations with the Minister of Transport and Infrastructure in December 2010. This report, which was released to the public on March 18, 2011, recommends streamlined commercial dispute resolution, the establishment of service level agreements with customers, and public reporting of various system metrics amongst other recommendations. The Government of Canada accepted the panel’s report and announced that it intended to implement certain steps to improve the entire rail supply chain, including tabling legislation to give shippers the right to a service agreement. To date, the Government has introduced no new legislation.

REGULATION

U.S.

The STB serves as both an adjudicatory and regulatory body and has jurisdiction over railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties.

The STB has undertaken proceedings in a number of areas in recent years, on issues including fuel surcharges assessed by rail carriers, including the Company and the majority of other large railroads operating within the U.S.; dispute resolution procedures for medium-sized and smaller rate disputes; and the methodology for calculating the cost of equity component of the industry cost of capital that is used in various regulatory proceedings. The STB has been examining in 2011 the commodities and forms of service currently exempt from STB regulation and the liability of third parties for rail car demurrage. On June 22 – 23, 2011, the STB held a hearing on the current state of competition in the railroad industry. The STB will be considering the comments and may take further action.

The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. Broad legislation to modify the system of economic regulation of the rail industry (S. 158) and legislation to repeal the rail industry’s limited antitrust exemptions (S. 49) have been introduced in 2011 in the Senate. S. 49 has also been approved by the Senate Judiciary Committee and there is no assurance that this or similar legislation will not progress through the legislative process.

The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. The Environmental Protection Agency (EPA) also has authority to regulate air emissions from these vessels. On August 28, 2009 the U.S. Coast Guard proposed to amend its regulations on ballast water management; the Company’s U.S.-flag vessel operator is participating in this rulemaking proceeding.

REGULATION

SAFETY REGULATION
CANADA

Rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. The following actions have been taken by the federal government:

•
In 2008, a full review of the Railway Safety Act was conducted by the Railway Safety Act Review Panel (Review Panel) and their report was tabled in the House of Commons. The Report includes more than 50 recommendations to improve rail safety in Canada but concludes that the current framework of the Railway Safety Act is sound.

•
On June 4, 2010, the Minister of Transport tabled Bill C-33 proposing a number of amendments to the Railway Safety Act addressing the recommendations made by the Review Panel. The Committee had completed its study of Bill C-33, but the Bill died on the Order Paper when Parliament was dissolved in March 2011. On October 6, 2011, the government tabled Bill S-4 which includes essentially the same provisions as those that were in Bill C-33.

U.S.

Rail safety regulation in the U.S. is the responsibility of the FRA, which administers the Federal Railroad Safety Act, as well as the rail portions of other safety statutes. In 2008, the U.S. federal government enacted legislation reauthorizing the Federal Railroad Safety Act. This legislation covers a broad range of safety issues, including fatigue management, positive train control (PTC), grade crossings, bridge safety, and other matters. The legislation requires all Class I railroads and intercity passenger and commuter railroads to implement a PTC system by December 31, 2015 on mainline track where intercity passenger railroads and commuter railroads operate and where toxic-by-inhalation hazardous materials are transported. PTC is a collision avoidance technology intended to override locomotive controls and stop a train before an accident. The Company is taking steps to ensure implementation in accordance with the new law, including working with other Class I railroads to satisfy the requirements for U.S. network interoperability. The Company’s PTC Implementation Plan, submitted in April 2010, has been approved by the FRA. Implementation costs associated with PTC are estimated to be approximately US$220M million over the span of the entire project. The legislation also caps the number of on-duty and limbo time hours for certain rail employees on a monthly basis. The Company is taking appropriate steps and working with the FRA to ensure that its operations conform to the law’s requirements.

REGULATION

SECURITY

The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns.

In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA).

In the U.S., safety matters related to security are overseen by the Transportation Security Administration (TSA), which is part of the U.S. Department of Homeland Security (DHS) and the Pipeline and Hazardous Materials Safety Administration (PHMSA), which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border protection (CBP), which is part of the DHS.

More specifically, the Company is subject to:

•	Border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA.

•	The CBP’s Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA’s Customs Self-Assessment (CSA) program.

•
Regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the United States. The CBSA is also working on similar requirements for Canada-bound traffic.

•	Inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada.

The Company has worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

MANAGING ENERGY COST

FUEL SURCHARGES

In 2010, CN’s fuel expense exceeded $1 billion, making up a significant component of the Company’s total operating expenses. In order to reduce the exposure to fuel-price volatility, CN relies on its cost-recovery fuel surcharge program. CN applies the fuel surcharge universally across its customer base, and has one of the industry’s highest coverage levels at close to 90 per cent. The remaining 10 per cent is covered under Rail Cost Adjustment Factor (RCAF) and Canadian regulated grain tariffs which both have a fuel component.

CN 7400/7401

CN first implemented its fuel surcharge program in 2001 with the introduction of tariff CN 7400, a percentage-based fuel surcharge program linked to West Texas Intermediate (WTI) crude oil price fluctuations. As the price of oil escalated, the Company introduced a new, more comprehensive fuel surcharge, tariff CN 7401, on April 1, 2005. CN proactively reduced the 7401 surcharge twice over the following years.

CN 7402

In January 2007, the U.S. Surface Transportation Board (STB) concluded its review of railroad fuel surcharge practices and issued a final ruling. The STB directed rail carriers to adjust their fuel surcharge programs on a basis more closely related to the amount of fuel consumed on individual shipments.

As a result of the STB decision, CN introduced a new mileage-based fuel surcharge, tariff CN 7402, on April 26, 2007. CN 7402 is based on the average price of the Energy Information Administration (EIA) U.S. No. 2 Diesel Retail Sales by all Sellers (cents per U.S. gallon) On-Highway Diesel Fuel (HDF) with an effective strike price of US$1.25.

CN 7402 is applied on traffic moving under tariffs, with the general exception of containers, trailers, and finished vehicles, which continued to be subject to CN 7401; and on traffic moving under contract at the time of individual contract renewal.

For simplicity, the CN 7402 tariff varied based on the two following types of commodities moved:

•    Bulk commodities: coal, fertilizer, and grain;
•    All other carload commodities.

MANAGING ENERGY COST

CN 7403

Effective April 1, 2008, CN began offering customers a new fuel surcharge option, CN 7403, similar to CN 7402, but with an effective strike price rebased to a more current fuel level: from US$1.25 HDF (per CN 7402) to US$2.30 HDF. All public prices were rebased to use CN 7403 effective April 1, 2008.

Similar to the CN 7402 tariff, CN 7403 varies based on the two following types of commodities moved:

•    Bulk commodities: coal, fertilizer, and grain;
•    All other carload commodities.

CN 7403 is applied on traffic moving under tariffs, with the general exception of containers and trailers which continue to be subject to CN 7401.

Calculated monthly, the surcharge is based on the second calendar month prior to the month in which the surcharge is applied, so as to meet the Canadian and U.S. legal requirements for notification. For example, the surcharge in April was calculated on the average HDF price for February.

The fuel price range in CN 7403 is in three-cent (U.S.) increments, allowing it to closely track HDF price fluctuations. For CN customers who are invoiced in Canadian dollars, the U.S. On-Highway Diesel surcharge is converted to Canadian currency based on the Bank of Canada monthly average exchange rate for U.S. funds. For example, the fuel surcharge in April was calculated on the average HDF price for February, and multiplied by the average exchange rate for February.

MANAGING ENERGY COST

CN MONTHLY FUEL SURCHARGE PROGRAMS

FUEL SURCHARGE	TYPE	BENCHMARK	EFFECTIVE
CN 7400	Percentage-based	West Texas Intermediate (WTI)	October 1, 2001
CN 7401	Percentage-based	West Texas Intermediate (WTI)	April 1, 2005
CN 7402	Mileage-based	On-Highway Diesel Fuel (HDF)	April 26, 2007
CN 7403	Mileage-based	On-Highway Diesel Fuel (HDF)	April 1, 2008

For the most up-to-date information on CN's fuel surcharge program, please consult the CN Web site: www.cn.ca/fuelsurcharge

CAPITAL EXPENDITURES

Capital expenditures
$ in millions
(including capital leases)

1,541	2008
1,477	2009
1,718	2010
1,700	2011*

** estimated*

CAPITAL EXPENDITURES

CN’s capital spending program is critical in the achievement of safety, profitable growth and service objectives. In the last five years, CN spent almost $8 billion on capital improvements. Such investments serve to build a quality network that, in turn, helps CN customers grow in their own markets and supports economic growth across Canada and the United States. In 2010, CN’s capital expenditures, including capital leases, amounted to $1.718 billion.

TRACK AND ROADWAY CAPITAL

In 2010, CN invested approximately $1 billion on track infrastructure. This includes the replacement of rail, ties and other track materials, as well as bridge improvements. This serves to preserve the quality and integrity of the plant and to provide safe and reliable service to customers across Canada and the U.S. Also included is capital to enhance the capacity and fluidity of the network.

In CN’s Western Region, the Company spent roughly $400 million on rail infrastructure projects, including extended sidings as well as the upgrade in 2010 of the Athabasca Northern Railway (ANY), acquired in 2007.

In each of the Eastern and Southern regions, CN spent close to $300 million on rail infrastructure. Southern Region expenditures include infrastructure improvements along the Elgin, Joliet and Eastern Railway Company (EJ&E), acquired in 2009.

GROWTH AND OTHER CAPITAL

In 2010, CN invested close to $700 million in growth initiatives as well as in rolling stock and information technology.

CN’s investment in rolling stock exceeded $400 million in 2010 as the Company took advantage of its strong cash generation to accelerate the fleet renewal for locomotives and selected car categories. This amount includes approximately $300 million on locomotives and $100 million for its car fleets. The Company continued its locomotive fleet modernization program, with the acquisition of 102 new high-horsepower fuel-efficient units and ongoing locomotive overhauls. CN also acquired approximately 450 new ore cars.

CN spent approximately $100 million on information and communications technology in 2010 to improve operational efficiency, reliability and customer service. The Company also invested in transload facilities, distribution centres and build-ins to grow its business.

CAPITAL EXPENDITURES

2011 CAPITAL PLAN

For 2011, CN expects to invest approximately $1.7 billion, similar to the amount spent in 2010. Approximately $1 billion of CN’s 2011 capital-investment program will be again targeted for track infrastructure to maintain safe railway operations and to improve the productivity and fluidity of its rail network, including rail-line improvements on the EJ&E. This amount also includes funds for strategic initiatives and additional enhancements to the track infrastructure in Western and Eastern Canada.

In all, CN expects to invest approximately $700 million in growth-related projects and other capital in 2011.

CN’s equipment spending, targeted to reach approximately $200 million in 2011, is intended to improve the quality of the fleet to meet customer requirements, and includes the acquisition of 12 new high-horsepower locomotives.

The Company will continue its iron ore fleet refurbishment program, with nearly 250 new ore cars to be added in 2011 for transporting pelletized iron ore produced in the U.S. Upper Midwest.

CN also expects to spend approximately $500 million on facilities to grow its business, including transload facilities and distribution centres to serve off-line customers; new information technology to support operational and service excellence; and other projects to increase productivity. In particular, CN will invest in a new logistics park proposed for Conrich, Alta., located in Rocky View County northeast of Calgary, as well as in the expansion of its Kirk Yard in Gary, Ind.

Implementation costs associated with the U.S. federal government legislative requirement to implement positive train control (PTC) by 2015 will amount to about US$21 million in 2011, and approximately US$220 million over the span of the entire project.

CAPITAL EXPENDITURES SPOTLIGHT

SMART LOCOMOTIVE FLEET INVESTMENT

CN operates a fleet of approximately 1,900 locomotives with an average age of about 24 years. In 2010, the Company acquired 102 new locomotives, its largest acquisition of this kind in more than a decade. Since 2005, the Company has purchased more than 300 new locomotives, the vast majority of which are distributed power (DP)-equipped. These new locomotives enable the Company to meet the regulatory obligations of U.S. Environmental Protection Agency (EPA) Tier 2 exhaust emission standards, and are up to 20 per cent more fuel-efficient, producing 40 per cent less nitrogen oxides. In 2010, CN also purchased 102 fuel-efficient, second-hand GE Dash 8 locomotives, at one-third the price of new units.

CN will continue to make smart locomotive-fleet investments to comply with new EPA Tier 3 and Tier 4 regulations that will take effect in 2012 and 2015 respectively. CN’s medium-term plans call for a reduction in its overall locomotive fleet – a net decrease of close to 200 units, with a simultaneous increase in its high-horsepower locomotive fleet. Plan implementation will see the expected average age of the fleet decline to about 23 years. The expected average age of the high-horsepower fleet will be around 10 to 11 years.

TECHNOLOGY INITIATIVES

TECHNOLOGY INITIATIVES TO SUPPORT THE BUSINESS

CN’s strategic investments in information technology over the past decade have been instrumental in supporting Precision Railroading. Access to timely and accurate information provides a critical foundation for the Company’s ongoing efforts to drive innovation and efficiency in service, cost control, asset utilization, safety and employee engagement.

Looking ahead, asset telemetry, wireless communications, and the next generation of business intelligence solutions are creating new opportunities to advance CN’s agenda of operational and service excellence. Improving mobile access to information and expanding the visibility of real-time data will enable CN to take an increasingly proactive approach to decision making, boosting the Company’s efficiency and enhancing the consistency and reliability of service to its customers.

SERVICE RELIABILITY STRATEGY (SRS)

In the mid-1990s, CN’s transportation operating systems provided only local information and were written in a programming language that was no longer supportable. To realize its vision of becoming a scheduled railroad, CN needed a system that could provide visibility to the entire network and would enable the management of trip plans for every railcar and container on its network. SRS provided the required leap forward in processes and technology.

SRS is an integrated relational database system that manages all aspects of rail service delivery, customer orders and waybills, rail pickup and delivery, yard and train operations, and integration with Intermodal terminal operations. SRS provides global visibility to the entire network and allows CN to manage detailed trip plans for every customer shipment, rather than simply running trains once they are full. The implementation of these systems helped CN through a period of downsizing, while dramatically improving service.

SAP

In 1998, CN began implementation of the SAP suite of back-office systems in order to improve the integration of cross-functional financial and operational data, as well as the management of the Company’s assets.

Over the past 10 or so years, SAP implementations have replaced 250 legacy systems with a single, integrated platform. The integration of SAP with the Company’s operating systems has also generated significant value in CN’s mergers and acquisitions, enabling rapid, seamless integration of people, processes and information.

Following the success of the SAP back-office systems, CN began implementing SAP for the management of operational assets and processes including: locomotives, railcars, work equipment, repair shops, freight claims, safety, non-freight receivables, signals and communications, bridges and structures, engineering inventory and track maintenance.

TECHNOLOGY INITIATIVES

DATACITY

DataCity, built on top of the Company’s core systems, provides a single source of management information for decision-making in all aspects of the Company’s operations. DataCity is an internal Web-based portal providing access to over 200 reports and key performance indicators based on the previous day’s data from more than 20 transactional systems. The definition, source data, business rules and ownership of each measure are clearly defined and agreed upon across the Company. There are measures for marketing, customers, all aspects of operations and service performance, as well as performance reports on profitability, financials, engineering, mechanical, people, legal, regulatory and safety.

SMARTYARD

Anyone familiar with railroading knows that managing a rail yard is a complex task. Coordinating the activities of multiple departments while assembling and clearing trains on time is a key element of efficient asset utilization. CN developed SmartYard to make decision making easier and more effective.

SmartYard takes information from SRS and other existing CN systems and combines the data, and then provides the best sequence for processing cars. It continuously adjusts to the constantly changing conditions of yard inventory and the main line network using preset parameters. It then predicts when processes associated with classification and train make-up will start and end. When the start or end time of a process conflicts with, or does not support the yard’s overall plan, alerts are displayed. Coupled with users’ practical knowledge, SmartYard assists CN’s yard employees in making better decisions by helping them to anticipate and react to changing yard conditions.

SmartYard also provides yard personnel with powerful planning capabilities and an integrated view across all functions including: mechanical, transportation, motive power and crew. With increased efficiencies, more predictability and better communication, SmartYard lowers dwell time and increases the speed at which cars are processed. It also allows CN to handle increasing volumes of traffic through its yards without additional capital investment in the physical plant.

SmartYard deployment continues across the CN network, and new capabilities are being added to improve productivity. The latest enhancements provide transportation officers with tools to forecast outbound trains at car level and to identify high-priority traffic that “must go” on the train. This information is fed to SRS, thereby eliminating the need for transportation officers to update two systems. The forecast is later used by the yardmaster to execute the switch plan in accordance with the forecast. Yardmasters also use SmartYard to generate switch lists for crews and to update SRS with the new car locations once the switch moves are completed by the crews.

PRECISION ENGINEERING

Precision Engineering takes the enormous volume and complexity of asset and inspection information as well as regulatory compliance rules, and presents track inspectors, supervisors and foremen with an intuitive, GPS-enabled interface for planning and reporting all defects, inspections and maintenance work performed.

TECHNOLOGY INITIATIVES

Since many engineering employees work in remote trackside locations, without connectivity to the Company’s network, Precision Engineering is specifically designed to function in disconnected mode, with capabilities to synchronize with the network once connectivity is possible.

This state-of-the-art solution sets new standards for the timeliness, accuracy and efficiency of regulatory compliance, provides important support to the Company’s safety performance, and gives improved visibility to the hundreds of millions of dollars spent on engineering maintenance.

Precision Engineering is helping CN to manage engineering processes more efficiently, reduce engineering-related delays to trains, improve labour efficiency as a result of better information availability, and increase material and machine utilization.

TRANSPORTATION RENEWAL PROGRAM

CN continues to make strategic investments in core operational systems through the Transportation Renewal program. In early 2009, CN replaced its 30-year-old legacy motive power assignment system with a new Locomotive Management System (LMS), leveraging Web and previous SAP investments.

The Company has deployed an automated system for inbound and outbound calling of crews. It uses a voice-recognition system to increase efficiency and improves the flow of information to and from employees.

In parallel, CN has designed iCrew, a replacement for CN’s 20-year-old mainframe crew assignment and timekeeping system (CATS). iCrew leverages SAP technologies and skills, providing CN operations with the ability to better manage crews and increase the utilization of the Company’s most valuable resource – its people.

CUSTOMER FIRST

CN is making significant technology investments to address its customers’ growing needs. These investments include a complete renovation of the way it interacts with customers in managing empty-equipment demand and supply, expansion of its eBusiness capabilities, and improved invoice accuracy.

CN is also innovating in terms of the way it connects information across all the partners in its customers’ supply chains, to drive service and visibility improvements. The Company is also relentlessly organizing and analyzing the data behind all aspects of its service, to generate intuitive performance scorecards to focus its efforts on continuous improvement.

POSITIVE TRAIN CONTROL (PTC)

The U.S. government has mandated the implementation of new trackside, locomotive, GPS and rail traffic control technologies to ensure appropriate train braking to prevent collisions, derailments and incursion into work zones under the umbrella of PTC. These new technologies, to be implemented only on CN’s U.S. network, will deeply change train control. They are expected to reduce workload for dispatchers and will improve safety and communications, fuel conservation, locomotive diagnostics and on-board reporting.

Implementation costs associated with the U.S. federal government legislative requirement to implement PTC by 2015 will amount to approximately US$220 million for CN.

TECHNOLOGY INITIATIVES

FUEL LIFE CYCLE MANAGEMENT (FLCM)

The Company has developed a Fuel Management Excellence (FMX) program to reduce fuel consumption with new technologies and tools which will help customers save on transportation costs. This part of the FMX Program relates to the reconciliation process of fuel purchased compared to that received, and the daily volume reconciliation in all CN storage tanks across the system. CN’s movement from a monthly to a daily reconciliation process, plus the addition of a transportation gain-loss measurement will enable the Company to better pinpoint the amount of fuel in the system. It will also facilitate more accurate fuel-efficiency measurements.

HPT ANAlYZER

CN first implemented its matching horsepower to tonnage initiative in 2009. This system ensures that all overpowered trains have a clear instruction to the crew that will allow the train to maintain the train schedule while either shutting down one of the units or reducing the notch at which it operates in order to conserve fuel. This system is unique to CN. Its implementation required a very careful balance and business process analysis to ensure fuel-productivity improvement did not adversely affect train velocity.

WI-TRONIX

The Wi-Tronix locomotive telemetry system standardizes and transmits locomotive event recorder (ER) data in real time, to the back office. CN started to install Wi-Tronix on its high horsepower fleet in 2006. The main objective of this tool is to remotely download ER data and other video data from locomotives. In 2010, CN installed this system in over 300 locomotives. The system also started to provide fuel sensor information at this time. With the launch of the FMX program, further development with Wi-Tronix allowed the Company to move from a locomotive asset view to an integrated view of the locomotive within the train and real-time data about how the unit was operating – i.e., speed, notch, direction, location, fuel level. This then allowed the Company to provide instructions to the crew as part of the HPT Analyzer system and also monitor compliance with those instructions. In September 2010, the monitoring of HPTA instructions on a real-time basis and the business process to address any non-compliance with these instructions were put in place and continued to improve CN’s fuel efficiency. Wi-Tronix is now deployed in over 640 HHP locomotives and CN is now monitoring more than 160 trains per day.

TECHNOLOGY INITIATIVES SPOTLIGHT

TECHNOLOGY AND FUEL PRODUCTIVITY

CN’s fuel expense totalled over $1 billion in 2010, amounting to 20 per cent of the Company’s operating expenses. The vast majority of this is locomotive fuel.

CN leads the North American rail industry in fuel efficiency, consuming, overall, approximately 10 per cent less fuel per gross-ton-mile than the rail industry average. Since 2004, CN’s fuel productivity has increased from 845 GTMs/U.S. gallon to 959 GTMs/U.S. gallon in 2010. This represents a 14 per cent fuel-productivity improvement. The years 2009 and 2010 were breakthrough periods in terms of fuel-productivity improvements – just over four per cent and three per cent respectively. The Company has developed a Fuel Management Excellence (FMX) Program in 2010. FMX focuses on creating a fuel-productivity scorecard which measures operational indicators that have an impact on fuel usage and starts to focus on the impact of operational behaviours on fuel-efficiency objectives. Information technology plays a key role in CN’s fuel-efficiency improvements since the ability to enhance and implement systems that allow fuel-usage measurement is key to the strategy.

The ability to move from an aggregate GTM/gallon measurement to a more detailed measurement of GTM/gallon per locomotive and per train is what will take CN to the next frontier in fuel-productivity improvements. The Company’s development of the ability to measure fuel use at this level provides the capability to assess the effects of various fuel-productivity initiatives and to understand the combination of variables that have an impact on fuel-productivity performance.

CN is investing in:

•	Newer, more fuel efficient locomotives;
•	Distributed power, allowing the Company to run longer trains;
•	Trip Optimizer software, a type of cruise control for trains;
•	Auto Engine Start Stop (AESS), which conserves energy when locomotives are idle;
•	Wi-Tronix telemetry technology, which provides near real-time locomotive operation monitoring.

CN PENSION PLAN

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The Company also offers postretirement benefits to certain employees, providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due.

FUNDING POLICY

Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. Actuarial valuations will be required annually starting with the actuarial valuation as at December 31, 2011. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans.

PLAN ASSETS

The assets of the Company’s various plans are held in separate trust funds which are diversified by asset type, country and investment strategies. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans’ long-term asset class mix and related benchmark indices (Policy). This Policy is based on a long-term forward-looking view of the world economy, the dynamics of the plans’ benefit liabilities, the market return expectations of each asset class and the current state of financial markets. Annually, the CN Investment Division, a division of the Company created to invest and administer the assets of the plans, proposes a short-term asset mix target (Strategy) for the coming year, which is expected to differ from the Policy, because of current economic and market conditions and expectations. The Investment Committee of the Board (Committee) regularly compares the actual asset mix to the Policy and Strategy asset mixes and evaluates the actual performance of the trust funds in relation to the performance of the Policy, calculated using Policy asset mix and the performance of the benchmark indices.

The plans’ investment manager monitors market events and exposures to markets, currencies and interest rates daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities.

CN PENSION PLAN

PLAN ASSET ALLOCATION

Based on the fair value of the assets held as at December 31, 2010, the assets of the Company’s various plans are comprised of three per cent in cash and short-term investments, 25 per cent in bonds, one per cent in mortgages, 50 per cent in equities, two per cent in real estate assets, eight per cent in oil and gas, four per cent in infrastructure, and seven per cent in absolute return investments. The long-term asset allocation percentages are not expected to differ materially from the current composition. A significant portion of the plans’ assets is invested in publicly-traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans’ investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with future market conditions and impacts funding requirements. The Company continues to make contributions to the pension plans that as a minimum will meet pension legislative requirements.

FAIR VALUE OF PLAN ASSETS AS AT DECEMBER 31, 2010

in millions, unless otherwise indicated
ASSET CLASS	TOTAL	% OF TOTAL ASSETS
Cash and short-term investments	$429	3
Bonds
Canada and supranational	2,013	13
Provinces of Canada	1,292	9
Corporate	92	1
Emerging market debt	318	2
Mortgages	205	1
Equities
Canadian	3,228	21
U.S.	1,316	9
International	3,076	20
Real estate	318	2
Oil and gas	1,141	8
Infrastructure	607	4
Absolute return
Multi-strategy funds	311	2
Fixed income funds	197	1
Commodity funds	75	1
Equity funds	148	1
Global macro funds	292	2

	$15,058	100
Other	34	–
Total plan assets	$15,092	100

OBLIGATIONS AND FUNDED STATUS

		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2010	2009	2010	2009
Projected benefit obligation at end of year		$14,895	$13,708	$283	$268
Fair value of plan assets at end of year		$15,092	$14,332	–	–
Funded (unfunded) status (Excess of fair value of plan assets over projected benefit obligation at end of year)		$197	$624	$(283)	$(268)

CN PENSION PLAN

CALCULATION OF NET PERIODIC COST (INCOME)

The Company accounts for net periodic benefit cost for pensions and other postretirement benefits as required by FASB ASC 715 “Compensation – Retirement Benefits.” Under the standard, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. In the calculation of net periodic benefit cost, the standard allows for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

In accounting for pensions and other postretirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company amortizes these gains or losses into net periodic benefit cost over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10 per cent of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company’s net periodic benefit cost for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

DISCOUNT RATE ASSUMPTIONS

The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a third party. The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 5.32 per cent, based on bond yields prevailing at December 31, 2010 (6.19 per cent at December 31, 2009) was considered appropriate by the Company to match the approximately 10-year average duration of estimated future benefit payments. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.

CN PENSION PLAN

For the year ended December 31, 2010, a 0.25 per cent decrease in the 5.32 per cent discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $370 million to the funded status for pensions and an increase of approximately $25 million to the 2011 net periodic benefit cost. A 0.25 per cent increase in the discount rate would have resulted in an increase of approximately $360 million to the funded status for pensions and an increase of approximately $5 million to the 2011 net periodic benefit cost. The above sensitivities are subject to change at the next valuation date of December 31, 2011.

WEIGHTED-AVERAGE ASSUMPTIONS USED IN ACCOUNTING FOR PENSIONS AND OTHER POSTRETIREMENT BENEFITS

	Pensions			Other postretirement benefits
December 31,	2010	2009	2008	2010	2009	2008
To determine projected benefit obligation Discount rate	5.32%	6.19%	7.42%	5.29%	6.01%	6.84%
To determine net periodic benefit cost Discount rate	6.19%	7.42%	5.53%	6.01%	6.84%	5.84%

EXPECTED LONG-TERM RATE OF RETURN ASSUMPTION

To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market related value of assets, the Company considers multiple factors. The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the current asset portfolio mix. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current and future anticipated asset allocations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For 2010, the Company used a long-term rate of return assumption of 7.75 per cent on the market-related value of plan assets to compute net periodic benefit cost.

The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which for the CN Pension Plan at December 31, 2010 was above the market-related value of assets by $363 million, net periodic benefit income would have increased by approximately $30 million for 2010, assuming all other assumptions remained constant. Effective January 1, 2011, the Company has reduced the expected long-term rate of return on plan assets from 7.75 per cent to 7.50 per cent to reflect management’s current view of long-term investment returns.

CN PENSION PLAN

The actual, market-related value, and expected rates of return on plan assets for the last five years were as follows:

RATES OF RETURN	2010	2009	2008	2007	2006
Actual	8.7%	10.8%	(11.0%)	8.0%	10.7%
Market-related value	4.8%	6.5%	7.8%	12.7%	11.4%
Expected	7.75%	7.75%	8.00%	8.00%	8.00%

The Company’s expected long-term rate of return on plan assets reflects management’s view of long-term investment returns and the effect of a one per cent variation in such rate of return would result in a change to the net periodic benefit cost of approximately $85 million.

Management’s assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management’s assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

FINANCIAL MANAGEMENT

MAINTAINING FINANCIAL FLEXIBILITY

CN adopts a prudent approach in the management of its financial affairs, resulting in a strong balance sheet.

Credit rating agencies have acknowledged CN’s financial strength with ratings amongst the highest of its Class I peers. These ratings have enabled CN to obtain financing at lower borrowing costs.

In addition to its cash-generation capacity, the Company maintains financial flexibility with ready access to various sources of funds.

REVOLVING CREDIT FACILITY

In May 2011, the Company refinanced its revolving credit facility with a new four-year $800-million facility co-led by The Bank of Nova Scotia, J.P. Morgan Securities LLC, and BMO Capital Markets.1 The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The credit facility agreement has one financial covenant, which limits debt as a percentage of total capitalization, and with which the Company is in compliance.

BILATERAL LETTER OF CREDIT FACILITIES

In April 2011, the Company entered into a series of three-year bilateral letter of credit facility agreements with various banks to support its requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of three months, equal to at least the face value of the letters of credit issued.

COMMERCIAL PAPER

The Company has a commercial paper program, which is backed by its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is presented in current portion of long-term debt and short-term debt.

WORKING CAPITAL

The Company has at times had working capital deficits which are considered common in the rail industry because of its capital-intensive nature, and not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations, including the commercial paper program, and revolving credit facility.

1.	The facility allows for an increase in amount, up to a maximum of $500 million, as well as an extension of one year at each anniversary date, subject to the consent of individual lenders.

FINANCIAL MANAGEMENT

MANAGING FINANCIAL RISKS

In the normal course of business, the Company is exposed to various risks such as customer credit risk, commodity price risk, interest rate risk, foreign currency risk, and liquidity risk. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company’s Finance Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its financial liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not use them for trading purposes.

CUSTOMER CREDIT RISK

In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company’s customers and can result in an increase to the Company’s credit risk and exposure to business failures of its customers. To manage its credit risk, on an ongoing basis, the Company’s focus is on keeping the average daily sales outstanding within an acceptable range, and working with customers to ensure timely payments, and in certain cases, requiring financial security, including letters of credit.

FUEL

The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in net income due to increases in the price of diesel. The impact of variable fuel expense is mitigated substantially through the Company’s fuel surcharge program. For more information on how the Company is managing its fuel risk, please refer to the Managing energy cost section of this document.

FINANCIAL MANAGEMENT

INTEREST RATE

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company’s pension and postretirement plans and to its long-term debt. Overall return in the capital markets and the level of interest rates affect the funded status of the Company’s pension plans, particularly the Company’s main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company’s results of operations.

The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of its debt. The Company also issues debt with variable interest rates through commercial paper borrowing and capital leases, which exposes the Company to variability in interest expense. To manage its interest-rate exposure, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest-rate profile. In anticipation of future debt issuances, the Company may enter into forward rate agreements.

FOREIGN CURRENCY

Although the Company conducts its business and reports its earnings in Canadian dollars, a large portion of its revenues (50 to 55 per cent), expenses (50 to 55 per cent), and debt (over 95 per cent) is denominated in U.S. dollars. As such, the Company’s results are affected by exchange-rate fluctuations. However, to minimize volatility of earnings resulting from the conversion of U.S. dollar-denominated debt into Canadian dollars, the Company designates the U.S. dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in U.S. subsidiaries.

The estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is in the range of $5 million to $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

LIQUIDITY

The Company monitors and manages its cash requirements to ensure access to sufficient funds to meet operational and investing requirements. The Company’s principal source of liquidity is cash generated from operations, which is supplemented by its commercial paper program to meet short-term liquidity needs. The Company’s primary use of funds is for working capital requirements, including income tax instalments as they become due, and pension contributions, contractual obligations, capital expenditures relating to track infrastructure and other, acquisitions, dividends payouts, and the repurchase of shares through the share buyback program.

FINANCIAL MANAGEMENT

MANAGEMENT INCENTIVES

The Company’s executive compensation program is designed to ensure that there is a clear link between the Company’s long-term strategy, its business plans and executive reward, by linking a significant proportion of pay-for-performance with key corporate objectives that play a pivotal role in driving the organization’s short- and long-term profitability and return to shareholders. The executive compensation program is also designed to be competitive and to attract, retain and motivate outstanding executive talent. Equally, the Company aims to put in place appropriate policies that align compensation with the interests of shareholders in order to encourage the right behaviours.

The executive compensation program is comprised of five elements: i) base salary; ii) annual incentive bonus; iii) long-term incentive; iv) pension benefits; and v) executive perquisites. The combination of base salary, annual bonus incentive and long-term incentive define the total direct compensation offering. The value of total direct compensation is weighted towards variable, or pay-for-performance incentives.

CORPORATE GOVERNANCE

ADHERING TO THE HIGHEST STANDARDS OF ETHICAL BUSINESS CONDUCT

CN is committed to adherence to the highest standards of ethical business conduct in its governance practices. These practices are designed to assist the Company in the achievement of its principal corporate objective, which is the enhancement of shareholder value on a long-term basis. Respected corporate governance authorities and experts recognize CN as a leader in this field. The Company has received the IR Magazine Canada Awards program’s Best Corporate Governance Award two years in a row. In 2011, CN was also awarded the Canadian Coalition for Good Governance – Gavel Award for Best Disclosure of Board Governance Practices and Director Qualifications.

Each year, CN’s Board of Directors (Board) reviews its Corporate Governance Manual in order to continuously improve the Company’s practices. The Board is dedicated to maintaining and improving its practices and policies to ensure the highest standards of transparency and independence.

CN believes that its rigorous, vigilant approach to corporate governance contributes to the Company’s ongoing success in an important way. For that reason, CN has adopted numerous governance structure and process innovations, which include:

•	A comprehensive Corporate Governance Manual, available on the Company’s Web site, describing mandates of the Board and its committees, as well as many corporate policies;

•	12 non-executive independent Board members on a 13-member Board;

•
A non-executive and independent Chairman, who is also Chair of the Corporate Governance and Nominating Committee, and whose key responsibilities and mandate are set out in the Corporate Governance Manual;

•	Voluntary compliance with many requirements of the U.S. Sarbanes-Oxley Act of 2002, several years before the Company was required to do so;

•	The institution of a director majority voting policy for the election of the Company’s directors;

•
Thoroughgoing procedures for the evaluation of the performance of the Board chair, Board committees and committee chairs, individual Board members and the Chief Executive Officer, including the development of a competency matrix that also serves as an effective tool in the selection of candidates for Board membership;

•
In early 2010, it was agreed that the Company would closely monitor the evolution of “Say on Pay” resolutions with the intention to include a non-binding advisory “Say on Pay” vote in 2011. At the 2011 Annual General Meeting (AGM), a ballot was conducted with respect to a non-binding advisory vote on the Company’s approach to Executive compensation. Common shares voted “FOR” amounted to 95.55 per cent of the common shares represented at the AGM.

CORPORATE GOVERNANCE

•
The revision of the Company’s Executive Compensation Policy to position total direct compensation between the median and the 60th percentile when compared against market. This reduction from the 75th percentile was determined to be competitive after a thorough review of the structure, levels and practices of remuneration in the railroad industry;

•
The adoption of a policy whereby a director wishing to join the board on which another CN director currently sits must obtain the approval of the Corporate Governance and Nominating Committee and a policy to the effect that no more than two CN directors should generally serve on the same outside board;

•	The adoption of guidelines limiting the number of boards of directors on which the Company’s directors should sit;

•	The maintenance of an evergreen list of potential Board candidates;

•	The provision of direct access to the Board Chairman through the Company’s Web site to any interested parties, including members of the public;

•	The establishment of channels for employees and other parties to confidentially report any concerns relating to accounting, auditing or corporate ethics;

•	The adoption of an updated comprehensive Code of Business Conduct, applicable to directors and all employees of CN, to promote a culture of integrity and ethical business conduct;

•	The division of the Board’s audit and financial oversight responsibilities between two separate Board committees.

CN deepened its commitment to environmental sustainability with initiatives such as a cross-functional sustainability committee which meets quarterly to align sustainability priorities with the business strategy, and which interacts with the Board’s Environment, Safety and Security Committee

CN strives to be among North America’s leaders in corporate governance. The Company’s focus is to create a corporate governance framework that is cohesive and integrated while encouraging an innovative spirit among its employees and management. CN is very proud of its record of good corporate governance over the past decade, as well as the awards and recognition it has received in this field.

CORPORATE GOVERNANCE

BOARD OF DIRECTORS

David G. A. McLean,
O.B.C., LL.D.
Chairman of the Board
Canadian National Railway
Company
Chairman of the Board and
Chief Executive Officer
The McLean Group
Vancouver, B.C.
Committees: 2, 3(C), 4, 6, 7, 8

Michael Ralph Armellino, CFA
Retired Partner
The Goldman Sachs Group, LP
Fort Lee, N.J.
Committees: 2, 5, 6, 7(C), 8

A. Charles Baillie, O.C., LL.D.
Former Chairman and CEO
The Toronto-Dominion Bank
Toronto, Ont.
Committees: 2(C), 3, 6, 7, 8

Hugh J. Bolton, FCA
Chairman of the Board
EPCOR Utilities Inc.
Edmonton, Alta.
Committees: 1, 5, 6, 7, 8

Donald J. Carty, O.C., LL.D.
Retired Vice-Chairman and
Chief Financial Officer
Dell, Inc.
Dallas, Tex.
Committees: 1, 2, 3, 7

Ambassador Gordon D. Giffin
Senior Partner
McKenna, Long & Aldridge
Atlanta, Ga.
Committees: 2, 4, 5, 7, 8

Edith E. Holiday
Corporate Director and Trustee,
Former General Counsel,
United States Treasury
Department and
Secretary of the Cabinet
The White House
Village of Golf, Fla.
Committees: 2, 3, 6, 7, 8

V. Maureen Kempston
Darkes, O.C., D. Comm., LL.D.
Retired Group Vice-President
General Motors Corporation
and President
GM Latin America,
Africa and Middle East
Weston, Fla.
Committees: 1, 5(C), 6, 7, 8

The Honourable Denis Losier,
P.C., LL.D.
President and
Chief Executive Officer
Assumption Life
Moncton, N.B.
Committees: 1(C), 4, 5, 6, 7

The Honourable
Edward C. Lumley, P.C., LL.D.
Vice-Chairman
BMO Capital Markets
South Lancaster, Ont.
Committees: 2, 3, 6, 7, 8(C)

Claude Mongeau
President and Chief Executive
Officer
Canadian National Railway
Company
Montreal, Que.
Committees: 4(C), 7

James E. O’Connor
Former Chairman and CEO
Republic Services, Inc.
Fort Lauderdale, Fla.
Committees: 1, 2, 5, 7

Robert Pace
President and
Chief Executive Officer
The Pace Group
Halifax, N.S.
Committees: 1, 3, 6(C), 7, 8

COMMITTEES

1.   Audit
2.   Finance
3.   Corporate Governance and Nominating
4.   Donations and Sponsorships
5.   Environment, Safety and Security
6.   Human Resources and Compensation
7.   Strategic Planning
8.   Investment Committee of CN’s Pension Trust Funds

(C)  denotes chairman of the committee

EXECUTIVE PROFILES

CLAUDE MONGEAU

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Claude Mongeau became President and Chief Executive Officer of CN on January 1, 2010. He joined CN in May 1994 and has held the positions of Vice-President, Strategic and Financial Planning, and Assistant Vice-President, Corporate Development. He was appointed Executive Vice-President and Chief Financial Officer in October 2000.

Prior to joining CN, Mr. Mongeau was a partner with Groupe SECOR, a Montreal-based management consulting firm providing strategic advice to large Canadian corporations such as Bombardier and Bell Canada. He also worked in the business development unit of Imasco Inc., a diversified holding company with subsidiaries operating in the manufacturing, retail, and financial services sectors. His career started in Europe with Bain & Company, a leading American consulting firm.

In 1997, Claude Mongeau was named one of Canada’s top 40 executives under 40 years of age by the Financial Post Magazine. In 2005, he was selected Canada’s CFO of the Year by an independent committee of prominent Canadian business leaders.

Directorships
Canadian National Railway Company
SNC-Lavalin

Education
McGill University
Institut Supérieur des affaires (France)
Université du Québec à Montréal

Professional Experience
Canadian National Railway Company
Imasco Ltd
Groupe SECOR Inc.
Bain & Company (Paris)

Awards
Canada’s CFO of the Year for 2005
Canada’s Top 40 under 40

EXECUTIVE PROFILES

KEITH CREEL

EXECUTIVE VICE-PRESIDENT AND CHIEF OPERATING OFFICER

Keith Creel was appointed Executive Vice-President and Chief Operating Officer in January 2010. In this role, Mr. Creel is responsible for the Company’s rail operations in Canada and the United States. Prior to that, he held the positions of Executive Vice-President, Operations (since May 2007), Senior Vice-President of CN’s Eastern Region (since January 2004), Senior Vice-President of CN’s Western Region (since July 2003), and Vice-President of the Prairie Division (since 2002).

Mr. Creel began his railroad career at Burlington Northern Railway in 1992 as an Intermodal Ramp Manager in Birmingham, Alabama. He entered the Operations department in 1993 as a Corporate Management Trainee in Lincoln, Neb., and worked as a Trainmaster in Tulsa, Okla., and Wichita Falls, Tex.

Mr. Creel joined the Illinois Central Railroad in 1996 as a Trainmaster in Memphis, Tenn., and was transferred to Jackson, Miss., as Director of Corridor Operations in 1997.

In preparation for the CN/IC merger, Mr. Creel was transferred to Battle Creek, Mich., as District Superintendent in early 1999, and was appointed General Manager – Michigan Zone, Midwest Division, in June 2000.

Mr. Creel obtained a Bachelor of Science degree in marketing/management from Jacksonville State University. He also completed the Advanced Management Program at the Harvard Business School. Mr. Creel has a military background and served as a commissioned officer in the U.S. Army, during which time he served in the Persian Gulf War in Saudi Arabia.

SEAN FINN

EXECUTIVE VICE-PRESIDENT CORPORATE SERVICES AND CHIEF LEGAL OFFICER

Sean Finn was appointed Executive Vice-President Corporate Services and Chief Legal Officer in December 2008. He is responsible for a wide array of legal, government, regulatory, public affairs, risk mitigation and security matters.

Mr. Finn joined CN in January 1994 and led the Company's corporate tax function while being involved extensively in CN's privatization in November 1995. He was appointed Treasurer and Principal Tax Counsel in August 1996; Vice-President, Treasurer and Principal Tax Counsel in January 2000; Senior Vice-President, Chief Legal Officer and Corporate Secretary in December 2000; and Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary in February 2003. As Corporate Secretary, he is actively involved and responsible for CN’s Corporate Governance Practices and the implementation of the CN Business Code of Conduct.

Prior to joining CN, Mr. Finn was the managing tax partner with the Montreal law firm Lavery, de Billy.

Mr. Finn graduated from the faculty of law of Université de Montréal in 1981 and completed a Masters degree in tax law at the University of Toronto in 1983. He was admitted to the Quebec Bar in 1983.

He is former Chairman of the Canadian Chamber of Commerce (2006-2007) and of the Quebec Chamber of Commerce (2002-2003). He was the mayor of the City of Saint-Lambert, Quebec, from 2005 to 2009. Mr. Finn is currently a board member of Canam Group Inc., the YMCA Foundation of Greater Montreal, the Montreal Children’s Hospital Foundation and of Swimming Canada.

EXECUTIVE PROFILES

LUC JOBIN

EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER

Luc Jobin became Executive Vice-President and Chief Financial Officer of Montreal-based CN, in June 2009. His responsibilities at CN include financial management and strategic planning.

Mr. Jobin has an extensive background as a business leader and senior executive within the consumer goods, manufacturing and investment industries. Prior to his appointment at CN, he was an Executive Vice-President of Power Corporation of Canada (PCC), an international management and holding company, where he was responsible for PCC’s portfolio of diversified investments. Before joining PCC in 2005, he spent 22 years in a variety of financial and executive management positions with Imasco Limited and its Canadian tobacco subsidiary, Imperial Tobacco. Imasco, a major Canadian consumer products and services corporation, became a British American Tobacco Plc subsidiary in 2000. Mr. Jobin was President and Chief Executive Officer of Imperial Tobacco when he joined PCC in 2005.

Mr. Jobin is a Director of Reynolds American Inc., the parent company of the R.J. Reynolds Tobacco Company, since 2008. He is also a board member of the On the Tip of the Toes Foundation, which organizes therapeutic adventure expeditions for teenagers living with cancer, and The Tolerance Foundation, an organization that strives to sensitize teenagers about the negative impact of prejudice.

Mr. Jobin obtained his Chartered Accountant accreditation from the Canadian Institute of Chartered Accountants in 1983. He earned his diploma in Public Accountancy from McGill University in 1982.

JEAN-JACQUES RUEST

EXECUTIVE VICE-PRESIDENT AND CHIEF MARKETING OFFICER

Jean-Jacques Ruest was appointed Executive Vice-President and Chief Marketing Officer in January 2010, with responsibility for providing the strategic direction and leadership for CN’s sales, marketing and supply-chain solution groups.

Mr. Ruest joined CN in 1996 as Vice-President, Petroleum and Chemicals. He was appointed Vice-President, Industrial Products in 2003, Vice-President, Marketing in 2004, and Senior Vice-President, Marketing in June 2006.

Prior to this, Mr. Ruest worked for 16 years at a major international chemical company.

Mr. Ruest holds a Masters in Business Administration in Marketing from HEC Montréal (Université de Montréal) and a Bachelor of Science degree in applied chemistry from Université de Sherbrooke. He also completed the executive program of the University of Michigan Business School, and CN’s Railroad MBA program.

FINANCIAL & STATISTICAL DATA

Appendix A

138    Quarterly consolidated statement of income 2009 – 2011

140    Quarterly consolidated balance sheet 2009 – 2011

142    Quarterly consolidated statement of cash flows 2009 – 2011

144    Quarterly financial & statistical data 2009 – 2011

Appendix B

146    Reconciliation of non–GAAP measures 2008 – 2011

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED STATEMENT OF INCOME 2009-2011

unaudited
In millions, except per share data
			2009
	Q1	Q2	Q3	Q4	Year

Revenues	$1,859	$1,781	$1,845	$1,882	$7,367

Operating expenses
Labor and fringe benefits	454	413	416	413	1,696
Purchased services and material	291	253	227	256	1,027
Fuel	194	187	205	234	820
Depreciation and amortization	203	199	191	197	790
Equipment rents	82	70	66	66	284
Casualty and other	154	76	51	63	344
Total operating expenses	1,378	1,198	1,156	1,229	4,961

Operating income	481	583	689	653	2,406
Interest expense	(112)	(108)	(97)	(95)	(412)
Other income	161	9	21	76	267

Income before income taxes	530	484	613	634	2,261

Income tax expense	(106)	(97)	(152)	(52)	(407)

Net income	$424	$387	$461	$582	$1,854

Earnings per share
Basic	$0.91	$0.83	$0.98	$1.24	$3.95
Diluted	$0.90	$0.82	$0.97	$1.23	$3.92

Weighted–average number of shares
Basic	468.3	468.7	469.4	470.5	469.2
Diluted	472.3	473.0	473.8	474.8	473.5

APPENDIX A

		2010			2011		2010	2011
Q1	Q2	Q3	Q4	Year	Q1	Q2	H1	H1

$1,965	$2,093	$2,122	$2,117	$8,297	$2,084	$2,260	$4,058	$4,344

470	414	437	423	1,744	473	432	884	905
258	250	246	282	1,036	286	268	508	554
253	255	249	291	1,048	327	353	508	680
205	205	204	220	834	218	217	410	435
60	60	61	62	243	51	54	120	105
116	96	91	65	368	84	62	212	146
1,362	1,280	1,288	1,343	5,273	1,439	1,386	2,642	2,825

603	813	834	774	3,024	645	874	1,416	1,519
(92)	(91)	(90)	(87)	(360)	(86)	(85)	(183)	(171)
162	14	24	12	212	300	10	176	310

673	736	768	699	2,876	859	799	1,409	1,658

(162)	(202)	(212)	(196)	(772)	(191)	(261)	(364)	(452)

$511	$534	$556	$503	$2,104	$668	$538	$1,045	$1,206

$1.08	$1.14	$1.20	$1.09	$4.51	$1.46	$1.19	$2.22	$2.64
$1.08	$1.13	$1.19	$1.08	$4.48	$1.45	$1.18	$2.21	$2.63

471.0	468.8	464.6	461.1	466.3	458.3	453.9	469.9	456.1
474.9	472.6	468.4	464.8	470.1	461.0	457.1	473.7	459.4

APPENDIX A

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED BALANCE SHEET 2009-2011

unaudited
In millions
		2009
	Q1	Q2	Q3	Q4

Assets
Current assets:
Cash and cash equivalents	$349	$431	$233	$352
Accounts receivable	940	865	849	797
Material and supplies	273	258	237	170
Deferred income taxes	77	113	70	105
Other	138	96	60	66
Total current assets	1,777	1,763	1,449	1,490

Properties	23,947	23,160	22,454	22,630
Intangible and other assets	1,787	1,814	1,849	1,056
Total assets	$27,511	$26,737	$25,752	$25,176

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and other	$1,280	$1,270	$1,159	$1,167
Current portion of long-term debt and short-term debt	527	506	89	70
Total current liabilities	1,807	1,776	1,248	1,237

Deferred income taxes	5,594	5,443	5,363	5,119
Other liabilities and deferred credits	1,371	1,319	1,227	1,196
Long-term debt	7,836	7,093	6,511	6,391

Shareholders’ equity:
Common shares	4,188	4,203	4,239	4,266
Accumulated other comprehensive loss	(126)	(207)	(288)	(948)
Retained earnings	6,841	7,110	7,452	7,915
Total shareholders’ equity	10,903	11,106	11,403	11,233
Total liabilities and shareholders’ equity	$27,511	$26,737	$25,752	$25,176

APPENDIX A

	2010			2011
Q1	Q2	Q3	Q4	Q1	Q2

$748	$896	$548	$490	$593	$175
781	794	810	775	770	825
235	255	271	210	228	240
88	96	55	53	50	50
95	64	127	62	73	551
1,947	2,105	1,811	1,590	1,714	1,841

22,269	22,801	22,646	22,917	22,677	22,789
1,166	1,221	1,571	699	821	840
$25,382	$26,127	$26,028	$25,206	$25,212	$25,470

$1,229	$1,341	$1,193	$1,366	$1,341	$1,452
108	210	109	540	474	530
1,337	1,551	1,302	1,906	1,815	1,982

5,145	5,298	5,442	5,152	5,201	5,301
1,199	1,256	1,310	1,333	1,287	1,284
6,189	6,345	6,117	5,531	5,451	5,432

4,301	4,275	4,270	4,252	4,228	4,211
(980)	(929)	(973)	(1,709)	(1,736)	(1,741)
8,191	8,331	8,560	8,741	8,966	9,001
11,512	11,677	11,857	11,284	11,458	11,471
$25,382	$26,127	$26,028	$25,206	$25,212	$25,470

APPENDIX A

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS 2009 – 2011

unaudited

In millions
	2009
	Q1	Q2	Q3	Q4	Year
Operating activities
Net income	$424	$387	$461	$582	$1,854
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	203	199	191	197	790
Deferred income taxes	10	40	96	(8)	138
Gain on disposal of property	(157)	–	–	(69)	(226)
Changes in operating assets and liabilities:
Accounts receivable	1	28	(31)	41	39
Material and supplies	(53)	4	16	65	32
Accounts payable and other	(132)	(9)	(51)	(12)	(204)
Other current assets	36	5	45	(9)	77
Other, net	(14)	(22)	(77)	(108)	(221)
Net cash provided by operating activities	318	632	650	679	2,279

Investing activities
Property additions	(187)	(309)	(342)	(564)	(1,402)
Acquisitions, net of cash acquired	(373)	–	–	–	(373)
Disposal of property	110	40	7	74	231
Change in restricted cash and cash equivalents	–	–	–	–	–
Other, net	4	33	13	57	107
Net cash used in investing activities	(446)	(236)	(322)	(433)	(1,437)

Financing activities
Issuance of debt	1,440	–	185	1	1,626
Repayment of debt	(1,272)	(187)	(611)	(39)	(2,109)
Issuance of common shares due to exercise of stock options and related excess tax benefits realized	2	13	34	24	73
Repurchase of common shares	–	–	–	–	–
Dividends paid	(118)	(118)	(119)	(119)	(474)
Net cash used in financing activities	52	(292)	(511)	(133)	(884)
Effect of foreign exchange fluctuations on U.S. dollar-denominated cash and cash equivalents	12	(22)	(15)	6	(19)
Net increase (decrease) in cash and cash equivalents	(64)	82	(198)	119	(61)
Cash and cash equivalents, beginning of period	413	349	431	233	413
Cash and cash equivalents, end of period	$349	$431	$233	$352	$352
Supplemental cash flow information
Net cash receipts from customers and other	$1,904	$1,834	$1,802	$1,965	$7,505
Net cash payments for:
Employee services, suppliers and other expenses	(1,364)	(972)	(928)	(1,059)	(4,323)
Interest	(106)	(93)	(107)	(101)	(407)
Personal injury and other claims	(30)	(35)	(21)	(26)	(112)
Pensions	(2)	(30)	(59)	(48)	(139)
Income taxes	(84)	(72)	(37)	(52)	(245)
Net cash provided by operating activities	$318	$632	$650	$679	$2,279

APPENDIX A

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY CONSOLIDATED STATEMENT OF CASH FLOWS 2009 – 2011

unaudited

In millions
2010					2011		2010	2011
Q1	Q2	Q3	Q4	Year	Q1	Q2	H1	H1

$511	$534	$556	$503	$2,104	$668	$538	$1,045	$1,206

205	205	204	220	834	218	217	410	435
70	41	233	74	418	104	119	111	223
(152)	–	–	–	(152)	(288)	–	(152)	(288)

(1)	14	(35)	19	(3)	(18)	(54)	13	(72)
(67)	(17)	(18)	59	(43)	(19)	(13)	(84)	(32)
101	98	(187)	273	285	(64)	106	199	42
1	11	13	(12)	13	(10)	3	12	(7)
(71)	(27)	(278)	(81)	(457)	(92)	(17)	(98)	(109)
597	859	488	1,055	2,999	499	899	1,456	1,398

(134)	(301)	(389)	(762)	(1,586)	(220)	(377)	(435)	(597)
–	–	–	–	–	–	–	–	–
144	23	–	1	168	299	–	167	299
–	–	–	–	–	–	(467)	–	(467)
7	11	3	14	35	14	3	18	17
17	(267)	(386)	(747)	(1,383)	93	(841)	(250)	(748)

–	–	–	–	–	–	64	–	64
(18)	(22)	(118)	(26)	(184)	(22)	(17)	(40)	(39)

52	22	27	14	115	20	31	74	51
(129)	(317)	(237)	(230)	(913)	(340)	(407)	(446)	(747)
(127)	(126)	(125)	(125)	(503)	(149)	(147)	(253)	(296)
(222)	(443)	(453)	(367)	(1,485)	(491)	(476)	(665)	(967)

4	(1)	3	1	7	2	–	3	2
396	148	(348)	(58)	138	103	(418)	544	(315)
352	748	896	548	352	490	593	352	490
$748	$896	$548	$490	$490	$593	$175	$896	$175

$2,057	$2,093	$2,053	$2,201	$8,404	$2,105	$2,228	$4,150	$4,333

(1,228)	(1,076)	(1,043)	(987)	(4,334)	(1,271)	(1,156)	(2,304)	(2,427)
(91)	(81)	(92)	(102)	(366)	(87)	(75)	(172)	(162)
(14)	(17)	(16)	(17)	(64)	(17)	(16)	(31)	(33)
(102)	(8)	(305)	(12)	(427)	(93)	(5)	(110)	(98)
(25)	(52)	(109)	(28)	(214)	(138)	(77)	(77)	(215)
$597	$859	$488	$1,055	$2,999	$499	$899	$1,456	$1,398

APPENDIX A

CANADIAN NATIONAL RAILWAY COMPANY
QUARTERLY FINANCIAL & STATISTICAL DATA(1) 2009 – 2011

unaudited

	2009
	Q1	Q2	Q3	Q4	Year
Revenues (millions of dollars)
Petroleum and chemicals	340	309	309	302	1,260
Metals and minerals	198	158	183	189	728
Forest products	302	283	291	271	1,147
Coal	103	111	128	122	464
Grain and fertilizers	357	330	298	356	1,341
Intermodal	319	318	359	341	1,337
Automotive	77	92	88	98	355
Total rail freight revenues	1,696	1,601	1,656	1,679	6,632
Other revenues	163	180	189	203	735
Total revenues	1,859	1,781	1,845	1,882	7,367

Statistical operating data
Gross ton miles (GTM) (millions)	73,557	74,556	77,817	78,760	304,690
Revenue ton miles (RTM) (millions)	38,691	38,865	40,487	41,819	159,862
Carloads (thousands)	954	928	1,032	1,077	3,991
Route miles (includes Canada and the U.S.) (2)	21,100	21,100	21,100	21,100	21,100
Employees (end of period)	22,083	21,717	21,579	21,501	21,501
Employees (average for the period)	22,260	21,827	21,610	21,478	21,793

Productivity
Operating ratio (%)	74.1	67.3	62.7	65.3	67.3
Rail freight revenue per RTM (cents)	4.38	4.12	4.09	4.01	4.15
Rail freight revenue per carload ($)	1,778	1,725	1,605	1,559	1,662
Operating expenses per GTM (cents)	1.87	1.61	1.49	1.56	1.63
Labor and fringe benefits expense per GTM (cents)	0.62	0.55	0.53	0.52	0.56
GTMs per average number of employees (thousands)	3,304	3,416	3,601	3,667	13,981
Diesel fuel consumed (U.S. gallons in millions)	85.3	79.3	79.2	83.5	327.3
Average fuel price ($/U.S. gallon)	2.12	2.16	2.36	2.49	2.28
GTMs per U.S. gallon of fuel consumed	862	940	983	943	931

Safety indicators
Injury frequency rate per 200,000 person hours (3)	1.29	1.68	2.10	2.09	1.78
Accident rate per million train miles (3)	2.13	1.71	1.98	3.30	2.27

(1)	Includes data relating to companies acquired as of the date of acquisition.

(2)	Rounded to the nearest hundred miles.

(3)	Based on Federal Railroad Administration (FRA) reporting criteria.

Certain of the 2009 and 2010 comparative figures have been restated to conform with the 2011 presentation. Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available.

APPENDIX A

2010					2011		2010	2011
Q1	Q2	Q3	Q4	Year	Q1	Q2	H1	H1

321	329	341	331	1,322	342	340	650	682
210	210	227	214	861	209	245	420	454
288	299	303	293	1,183	299	317	587	616
132	155	164	149	600	141	162	287	303
372	327	318	401	1,418	406	368	699	774
351	398	427	400	1,576	392	454	749	846
114	128	107	108	457	115	130	242	245
1,788	1,846	1,887	1,896	7,417	1,904	2,016	3,634	3,920
177	247	235	221	880	180	244	424	424
1,965	2,093	2,122	2,117	8,297	2,084	2,260	4,058	4,344

83,990	85,129	84,287	87,813	341,219	86,667	89,615	169,119	176,282
44,080	44,576	43,990	46,586	179,232	46,153	46,683	88,656	92,836
1,108	1,182	1,216	1,190	4,696	1,146	1,234	2,290	2,380
20,900	20,900	20,800	20,600	20,600	20,400	20,500	20,900	20,500
21,747	22,127	22,163	22,279	22,279	22,525	23,315	22,127	23,315
21,481	22,019	22,141	22,229	21,967	22,304	23,060	21,750	22,682

69.3	61.2	60.7	63.4	63.6	69.0	61.3	65.1	65.0
4.06	4.14	4.29	4.07	4.14	4.13	4.32	4.10	4.22
1,614	1,562	1,552	1,593	1,579	1,661	1,634	1,587	1,647
1.62	1.50	1.53	1.53	1.55	1.66	1.55	1.56	1.60
0.56	0.49	0.52	0.48	0.51	0.55	0.48	0.52	0.51
3,910	3,866	3,807	3,950	15,533	3,886	3,886	7,776	7,772
91.1	87.5	85.9	91.2	355.7	92.9	91.3	178.6	184.2
2.56	2.60	2.56	2.83	2.64	3.20	3.42	2.58	3.31
922	973	981	963	959	933	982	947	957

1.67	1.61	1.82	1.74	1.71	1.44	1.71	1.64	1.58
2.07	1.97	2.34	2.53	2.23	2.28	2.44	2.02	2.36

APPENDIX A

CANADIAN NATIONAL RAILWAY COMPANY
RECONCILIATION OF NON-GAAP MEASURES 2008 – 2011

unaudited

In millions, except per share data, or unless otherwise indicated

Adjusted performance measures

	2008			2009
	Reported	Adjustments(1)	Adjusted	Reported	Adjustments(2)	Adjusted
Revenues	$8,482	$–	$8,482	$7,367	$–	$7,367
Operating expenses	5,588	–	5,588	4,961	(49)	4,912
Operating income	2,894	–	2,894	2,406	49	2,455
Interest expense	(375)	–	(375)	(412)	–	(412)
Other income	26	–	26	267	(226)	41
Income before income taxes	2,545	–	2,545	2,261	(177)	2,084
Income tax expense	(650)	(117)	(767)	(407)	(144)	(551)
Net income	$1,895	$(117)	$1,778	$1,854	$(321)	$1,533
Operating ratio	65.9%		65.9%	67.3%		66.7%
Diluted earnings per share	$3.95	$(0.24)	$3.71	$3.92	$(0.68)	$3.24

(1)
Adjusted to exclude a deferred income tax recovery of $117 million ($0.24 per diluted share), of which $83 million was due to the resolution of various income tax matters and adjustments related to tax filings of prior years, $23 million resulted from the enactment of corporate income tax rate changes in Canada and $11 million was due to net capital losses arising from the reorganization of a subsidiary.

(2)
Adjusted to exclude the gain on sale of the Lower Newmarket subdivision of $69 million ($0.12 per diluted share), the gain on sale of the Weston subdivision of $157 million ($0.29 per diluted share), EJ&E acquisition–related costs of $49 million ($0.06 per diluted share); and a deferred income tax recovery of $157 million ($0.33 per diluted share), of which $126 million ($0.27 per diluted share) resulted from the enactment of lower provincial corporate income tax rates, $16 million ($0.03 per diluted share) resulted from the recapitalization of a foreign investment and $15 million ($0.03 per diluted share) resulted from the resolution of various income tax matters and adjustments related to tax filings of prior years.

(3)	Adjusted to exclude the gain on sale of the Oakville subdivision of $152 million ($0.28 per diluted share).

(4)
Adjusted to exclude the gain on sale of the Kingston subdivision of $288 million ($0.55 per diluted share) and an adjustment related to a net deferred income tax expense of $40 million ($0.08 per diluted share) resulting from the enactment of state corporate income tax rate changes and other legislated state tax revisions.

APPENDIX B

2010			2010 H1			2011 H1
Reported	Adjustments(3)	Adjusted	Reported	Adjustments(3)	Adjusted	Reported	Adjustments(4)	Adjusted
$8,297	$–	$8,297	$4,058	$–	$4,058	$4,344	$–	$4,344
5,273	–	5,273	2,642	–	2,642	2,825	–	2,825
3,024	–	3,024	1,416	–	1,416	1,519	–	1,519
(360)	–	(360)	(183)	–	(183)	(171)	–	(171)
212	(152)	60	176	(152)	24	310	(288)	22
2,876	(152)	2,724	1,409	(152)	1,257	1,658	(288)	1,370
(772)	21	(751)	(364)	21	(343)	(452)	74	(378)
$2,104	$(131)	$1,973	$1,045	$(131)	$914	$1,206	$(214)	$992
63.6%		63.6%	65.1%		65.1%	65.0%		65.0%
$4.48	$(0.28)	$4.20	$2.21	$(0.28)	$1.93	$2.63	$(0.47)	$2.16

APPENDIX B

CANADIAN NATIONAL RAILWAY COMPANY
RECONCILIATION OF NON-GAAP MEASURES 2008 – 2011

unaudited

In millions, or unless otherwise indicated

Free cash flow

Year ended December 31,	2008	2009
Net cash provided by operating activities	$2,031	$2,279
Net cash used in investing activities	(1,400)	(1,437)
Net cash provided before financing activities	631	842

Adjustments:
Change in accounts receivable securitization	568	68
Change in restricted cash and cash equivalents	–	–
Dividends paid	(436)	(474)
Acquisition of EJ&E	–	373
Effect of foreign exchange fluctuations on US dollar–denominated cash and cash equivalents	31	(19)
Free cash flow	$794	$790

Adjusted debt-to-total capitalization ratio

December 31,	2008	2009
Debt-to-total capitalization ratio (1)	42.8%	36.5%
Add: Present value of operating lease commitments plus securitization financing (2)	2.4%	2.0%
Adjusted debt-to-total capitalization ratio	45.2%	38.5%

Adjusted debt-to-adjusted EBITDA

Year ended December 31,	2008	2009
Debt	$7,911	$6,461
Add: Present value of operating lease commitments plus securitization financing (2)	787	579
Adjusted debt	$8,698	$7,040

Operating income	$2,894	$2,406
Add: Depreciation and amortization	725	790
EBITDA (excluding Other income)	3,619	3,196
Add: Deemed interest on operating leases	39	33
Adjusted EBITDA	$3,658	$3,229

Adjusted debt-to-adjusted EBITDA	2.4 times	2.2 times

(1)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt and short-term debt, divided by the sum of total debt plus total shareholders’ equity.

(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

APPENDIX B

2010	2010 H1	2011 H1
$2,999	$1,456	$1,398
(1,383)	(250)	(748)
1,616	1,206	650

2	2	–
–	–	467
(503)	(253)	(296)
–	–	–
7	3	2
$1,122	$958	$823

2010	2010 H1	2011 H1
35.0%	36.0%	34.2%
1.8%	1.9%	1.9%
36.8%	37.9%	36.1%

	Twelve months ended June 30,
2010	2010 H1	2011 H1
$6,071	$6,555	$5,962
494	568	527
$6,565	$7,123	$6,489
$3,024	$2,758	$3,127
834	798	859
3,858	3,556	3,986
28	32	30
$3,886	$3,588	$4,016

1.7 times	2.0 times	1.6 times

APPENDIX B

GLOSSARY

AVERAGE CARS PER FREIGHT TRAIN Calculated by dividing loaded and empty car miles by train miles.

AVERAGE LENGTH OF HAUL The average distance in miles one ton is carried. Computed by dividing total ton miles by tons of freight.

CANADIAN TRANSPORTATION AGENCY (CTA) The CTA is an independent, quasi-judicial tribunal that makes decisions on a wide range of economic matters involving federally-regulated modes of transportation (air, rail and marine), and has the powers, rights and privileges of a superior court to exercise its authority. Along with its roles as an economic regulator and an aeronautical authority, the agency works to facilitate accessible transportation, and serves as a dispute resolution authority over certain transportation rate and service complaints. The agency deals with rate and service complaints arising in the rail industry, as well as disputes between railway companies and other parties over railway infrastructure matters. It also processes applications for certificates of fitness for the proposed construction and operation of railways, and approvals for railway line construction. The agency determines regulated railway interswitching rates and the railway revenue caps for the movement of Western grain. The agency also develops costing standards and regulations; and audits railway companies’ accounting and statistics-generating systems, as required.

CARLOAD a one-car shipment of freight from one consignor to one consignee.

CAR VELOCITY Car velocity is an average speed calculation, expressed in miles per day, of the car movements from time of release at one location to arrival at the destination.

CLASS I RAILROAD As determined by the Surface Transportation Board, a freight railroad with annual operating revenues that exceed a threshold indexed to a base of $250 million in 1991 U.S. dollars. The threshold in 2010 was $398.7 million.

CONTAINER A large, weatherproof box designed for shipping and/or transferring freight between rail, truck or marine modes. Specialized containers are equipped with heating and cooling capabilities for perishable products.

APPENDIX C

FRA TRAIN ACCIDENTS PER MILLION TRAIN-MILES The number of accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA (U.S. Federal Railroad Administration) U.S. dollar reporting threshold, which is adjusted annually.

FIRST-MILE/LAST-MILE FOCUS CN continues to improve its first-mile/last-mile activities, which is where the Company has the most direct contact with its custom-ers. The first-mile/last-mile focus ranges from car delivery and pick-up to measuring Company performance against various switching-window and billing benchmarks. These initiatives complement CN’s continuing improvement in transit times and are an integral part of the Company’s Service Excellence vision for customers.

FREIGHT REVENUE PER RTM The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

GROSS TON MILE (GTM) The number of tons behind the locomotives (cars and contents) including Company service equipment multiplied by the miles of road moved from originating to destination stations on a designated railroad.

INTERMODAL SERVICE In railroad transportation, the movement of trailers or containers on railroad freight cars.

LINEHAUL The movement of trains between terminals and stations on the main or branch lines of the road, exclusive of switching movements.

MAIN TRACK A track extending through and between stations upon which trains are operated.

MIlES OF ROAD OPERATED The total length of all rail lines over which CN operates, excluding track on which the Company has haulage rights.

ON-TIME PERFORMANCE The ability to meet customer requirements as to pick-up and delivery schedule.

OPERATING RATIO The ratio of operating expenses to operating revenues.

APPENDIX C

GLOSSARY

PRECISION ENGINEERING A major CN initiative to consolidate many separate engineering processes into a single information system. In the next few years, engineering vehicles will be equipped with laptop computers running the new Precision Engineering application. The system will enable employees to access and input critical information in real time such as plant condition and the completion of inspections. The end result is improved quality and execution of engineering inspections and repairs.

PRECISION RAILROAD The Precision Railroad is an evolution of CN’s scheduled railroad. Its emphasis is on planning and predictability, to ensure car performance according to a scheduled service plan with a focus on individual carloads. The Precision Railroad integrates all processes and involves all departments.

RELOAD CENTRE A transfer facility enabling the railway to expand market share through truck-to-rail service.

REVENUE TON MILE (RTM) The movement of a ton of freight over one mile for revenue.

RIGHT-OF-WAY A strip of land of various widths upon which a rail track is built.

ROlLLNG STOCK Transportation equipment on wheels, especially locomotives and freight cars.

ROUTE MILES The miles of right-of-way owned or leased and operated by the designated railroad. Route miles exclude mainline trackage operated under trackage rights. In multiple track territories only one mainline track counts as route miles.

SCHEDULED RAILROAD Running a scheduled railroad is a disciplined process that handles individual car movements according to a specific plan where possible, and that manages expectations to meet agreed-upon customer commitments.

SIDING A track auxiliary to the main track for meeting or passing trains, or in the case of industrial siding, a track serving various industrial customers.

SUPPLY-CHAIN COLLABORATION CN’s comprehensive supply-chain approach helps the railway improve its service to customers and enables them to grow their businesses. For example, the Company has established service agreements with major ports and intermodal terminal operators throughout Canada.

TRACK OPERATED First main track only. Excludes second and other main track, passing tracks and crossovers, industrial tracks, spurs and yard tracks.

APPENDIX C

TRAIN-MIlES A measure reflecting the distance traveled by the lead locomotive on each train operating over the Company’s track.

TRANSPORT CANADA (TC) Transport Canada is the Canadian federal government department responsible for most of the transportation policies, programs and goals set by the Government of Canada to ensure that the national transportation system is safe, efficient and accessible to all its users. Its mission is to serve the public interest through the promotion of a safe and secure, efficient and environmentally responsible transportation system in Canada.

TRANSPORTATION SAFETY BOARD OF CANADA (TSB) The TSB is an independent agency created to advance transportation safety through the investigation of occurrences in the marine, pipeline, rail and air modes of transportation.

TRIP PLAN A trip plan is a detailed chain of train handling events describing how a car (or cars) can be handled from the shipper’s door to the consignee’s door. Trip plans are expressed in hours and are tailored to a specific customer location, day of week and time of release.

UNIT TRAIN A train with a fixed, coupled consist of cars operated continuously in shuttle service under load from origin and delivered intact at destination and returning usually for reloading at the same origin.

U.S. FEDERAL RAILROAD ADMINISTRATION (FRA) The FRA is a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support for rail transportation activities.

U.S. SURFACE TRANSPORTATION BOARD (STB) The STB is a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

WAYBILL The document covering a shipment and showing the forwarding and receiving stations, the name of consignor and consignee, the car initials and number, the routing, the description and weight of the commodity, instructions for special services, the rate, total charges, advances and the waybill reference for previous services, and the amount prepaid.

YARD A system of tracks within defined limits, designed for switching services.

YARD DWELL Yard dwell is the average duration, expressed in hours, that cars spend in a specific operating terminal.

APPENDIX C

SHAREHOLDER & INVESTOR CONTACT INFORMATION

TRANSFER AGENT AND REGISTRAR	INVESTOR RELATIONS
Computershare Trust Company of	Robert Noorigian
Canada	Vice-President, Investor Relations
Offices in:	Telephone: 514-399-0052

Montreal, Que.; Toronto, Ont.;	Paul Butcher
Calgary, Alta.; Vancouver, B.C.	Manager, Investor Relations
Telephone: 1-800-564-6253	Telephone: 514-399-4654
www.computershare.com/	Fax: 514-399-5985
investorcentrecanada	Email: investor.relations@cn.ca

CO-TRANSFER AGENT AND	MAILING ADDRESS
CO-REGISTRAR	CN Investor Relations
Computershare Trust Company, N.A.	935 de La Gauchetière St. W.
Att.: Stock Transfer Department	Floor 16
Overnight mail delivery:	Montreal, Que., H3B 2M9

250 Royall Street
Canton, MA 02021

Regular mail delivery:
P.O. Box 43070
Providence, RI 02940-3070

Telephone: 303-262-0600 or
1-800-962-4284

SHAREHOLDER SERVICES
Shareholders with questions
concerning their shares should
contact:

COMPUTERSHARE TRUST
COMPANY OF CANADA
Shareholder Services
100 University Avenue
9th Floor
Toronto, Ont. M5J 2Y1
Telephone: 1-800-564-6253
www.computershare.com

APPENDIX D

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